SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON NOVEMBER 12, 2015

As filed with the U.S. Securities and Exchange Commission on _____, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AEGIS IDENTITY SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	45-2943801
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Aegis Identity Software, Inc.
750 West Hampden Avenue, Suite 500
Englewood, Colorado 80110
(303) 222-1060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
______________

Robert Lamvik
President and Chief Executive Officer
Aegis Identity Software, Inc.
750 West Hampden Avenue, Suite 500
Englewood, Colorado 80110
(303) 222-1060
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________

Copies of all communications to:

Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300 Fax: (212) 451-2222 Email: sfeldman@olshanlaw.com	Jack I. Kantrowitz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 335-4500 Fax: (212) 335-4501

______________

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)

Common Stock, par value $0.001 per share	2,000,000	$5.00	$10,000,000	$1,007

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.  This registration statement shall also cover, pursuant to Rule 416 under the Securities Act, any additional shares of common stock that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

____________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated _____, 2015

PRELIMINARY PROSPECTUS
2,000,000 Shares

Common Stock

This is an initial public offering of 2,000,000 shares of common stock of Aegis Identity Software, Inc.  Prior to this offering, there has been no public market for our common stock.

We expect that the initial public offering price will be $5.00 per share.

We have reserved the symbol “AIDM” for purposes of listing our common stock on the Nasdaq Capital Market and have applied to list our common stock on that exchange.  If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.  We will not close this offering without a listing approval letter from the Nasdaq Capital Market.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment.  See “Risk Factors” beginning on page 9 to read about the risks you should consider before buying shares of our common stock.

We are an “emerging growth company” under applicable law and will be subject to reduced public company reporting requirements.  Please read the disclosures on page 4 of this prospectus for more information.

	Public Offering Price	Underwriting Commissions(1)	Proceeds to Us, Before Expenses(2)
Per share	$	$	$
Total minimum offering	$	$	$
Total maximum offering	$	$	$
_______________

(1)
For the purpose of estimating the underwriting commissions, we have assumed that the underwriters will receive their maximum commission on all sales made in this offering, plus an advisory fee not to exceed $100,000.  The underwriters will also be entitled to reimbursement of out-of-pocket expenses incurred in connection with this offering, including fees and expenses of their counsel, in an aggregate amount not to exceed $100,000.

(2)
We estimate the total expenses of this offering, excluding the underwriting commissions, will be approximately $562,000 if the minimum number of shares is sold and approximately $592,000 if the maximum number of shares is sold in this offering.  Because this is a best efforts offering, the actual public offering amount, underwriting commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.  See “Underwriting” beginning on page 62 of this prospectus for more information on this offering and our arrangements with the underwriters.

-i-

Burnham Securities Inc. and Bonwick Capital Partners are acting as the underwriters for this offering.  The underwriters are selling shares of our common stock in this offering on a best efforts basis.  We do not intend to close this offering unless we sell at least a minimum number of 1,100,000 shares of common stock, at the price per share set forth in the table above, and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  This offering will terminate on _____, 2016 (60 days after the date of this prospectus), unless we sell the minimum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date.  The gross proceeds of this offering will be deposited at Signature Bank, New York, New York in an escrow account established by us, until we have sold a minimum of 1,100,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  Once we satisfy the minimum stock sale and Nasdaq listing conditions, the funds will be released to us.  In the event we do not sell a minimum of 1,100,000 shares of common stock and raise minimum gross proceeds of $5,500,000 by _____, 2016, all funds received will be promptly returned to investors without interest or offset.  See “Prospectus Summary — The Offering” on page 6.

Delivery of the shares of our common stock is expected to be made on or about _____, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Underwriter	Co-Manager

The date of this prospectus is _____, 2016

-ii-

[COMPANY GRAPHICS/ARTWORK TO BE ADDED BY AMENDMENT]

-iii-

________________

About this Prospectus

You should rely only on the information in this prospectus.  Neither we nor the underwriters has authorized anyone to provide you with different information.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.  Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

We are making offers to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted.  You should not consider this prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

This prospectus contains summaries of certain other documents, which summaries contain all material terms of the relevant documents and are believed to be accurate, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

The industry and market data used throughout this prospectus have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications.  Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.  We believe that each of these studies and publications is reliable.

-iv-

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider.  To understand this offering fully, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.  Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Aegis Identity” refer to Aegis Identity Software, Inc.

Overview of Our Business

Aegis Identity Software provides identity and access management (IAM) products and services for education IT environments, including software applications, platforms and infrastructure, which are available to our customers via cloud computing or on-premise deployment models.

Our current IAM solutions – TridentHE, TridentK12, TridentCloud and EduZone – have been developed, tested and enhanced over the last four years and are being used by more than 60 major universities, private colleges, community college systems and school districts across the United States.  Our IAM solutions are designed to deter and prevent fraudulent activities and thwart the misuse of protected data by establishing digital “identities” of computer system users and validating such users’ access rights to digital information.  TridentHE and TridentK12 products include features such as authentication through the identification of users, roles and resources to be accessed and the creation of user accounts, authorization through password creation and management, reconciliation that minimizes security risks and ensures appropriate user access, and auditing where users can create IAM reports and have centralized access to their IAM records.  We also provide TridentCloud that provides software support and applications that we host on our servers via the internet to licensees of our products, making it unnecessary for customers to install and maintain software on their own IT infrastructure.

Our EduZone product is a SaaS (software as a service) technology platform designed to be fully integrated with the educational institution’s identity and information ecosystem. EduZone is one of the first education community platforms to allow school districts to protect and utilize student data while they rapidly adopt, standardize and share learning applications with students, parents and educators.

Our present and potential customers are major universities and school systems.  There are more than 4,700 universities and colleges and over 13,500 K-12 school districts in the United States.  Our selling efforts are conducted by our internal sales team, which is being expanded to include a reseller channel that will buy and distribute our IAM software products and provide implementation and maintenance services.  In 2014, our six largest educational institution customers (by revenue) were IlliniCloud (a voluntary organization with a potential user base of the 385 K-12 school districts in Illinois, representing approximately 2.3 million students), Chicago State University, Radford University, Colorado School of Mines, West Virginia University and City College of San Francisco.  In 2013, this list included University of Oregon, Radford University, Wake Forest University, IlliniCloud (Illinois K-12), St. Edward University and a key California State University, all of which continue to license our software.

Our revenue model is based on traditional software licensing.  When a customer downloads our IAM software, we receive an upfront software license fee, with annual revenue and maintenance fees of approximately 20% of the original license fee. Customer pricing is predicated on university size determined by the Carnegie Classification of Institutions of Higher Education.  Additionally, we charge our customers a premium for professional services, including custom engineering and development work.  We estimate that our average new licensing contract generates an initial fee of approximately $75,000, and that new maintenance/service contracts range from approximately $50,000 to $200,000.  We recorded total revenue of $1,186,150 for the six-month period ended June 30, 2015 and total revenue of $1,794,634 and $846,679 for the years ended December 31, 2014 and 2013, respectively.

In response to the explosive growth of internet technologies and the associated proliferation of digital identities, schools around the country have been seeking appropriate software and services to manage large amounts of personal data, prevent the unauthorized access of such data and maintain easily accessible and navigable IT systems for their students, faculty and employees.  We believe that schools that do not adopt appropriate IAM software and services are more likely to experience data breaches, losses of data, liability for failure to protect data and reputational damage.  Our objective is to provide the education sector with an identity infrastructure that enables the protection of digital identities created by the growth of internet technologies.

Our IAM Software Products

Our TridentHE, TridentK12 and other software products improve the efficiency of IT systems with automated tools for on-boarding of thousands of new users and provisioning user access rights.  A description of each of our software products is set forth below.

TridentHE for Higher Education Market

TridentHE represents one of the education market’s first open-standards (software that can be easily adapted and extended for specific users) and class identity management software programs dedicated to addressing the specific needs of higher education.  As one of the only identity management applications built specifically for higher education, TridentHE provides comprehensive provisioning, password management and identity synchronization.  TridentHE’s provisioning capabilities allow for the creation of users, roles and resources, access that is role and rule based, automated workflows, delegated access administration and approvals, multiple authoritative sources of record and multiple targets.  TridentHE enables the establishment of a password policy, the synchronization of passwords to all applications, self-service password changes, profile management, access request approvals, white pages and Family Education Rights and Privacy Act (“FERPA”) compliance, and integration of our software with a help desk.  TridentHE’s reconciliation functionality allows connectors to determine if target systems have the correct credentials, automated error detection and correction, and periodic user access confirmation.  TridentHE’s audit abilities include the creation of ad hoc and custom reports.  Our TridentHE software, first released in October 2011, and its associated services and maintenance represented a majority of our total revenue for the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013.  Revenue from TridentHE sales is expected to continue to be a significant percentage of our total revenue for the full 2015 year and for 2016.

TridentK12 for K-12 Education Market

TridentK12 is an identity management software designed specifically for K-12 education, providing quality provisioning, password management and identity synchronization.  TridentK12 is a cost-effective, open standards-based identity software program that provides “out-of-the-box” integration for K-12 education environments.  TridentK12’s provisioning capabilities allow for near real-time account creation with multiple authoritative sources of record and multiple access targets based on users’ information, roles and resources, as well as automated workflow control and delegated access approvals and administration.  TridentK12’s password management allows for the establishment of a customized password policy, self-service password changes, profile management, access request approvals, white pages and the school’s FERPA compliance, synchronization of passwords to all applications, and integration of our software with a help desk.  TridentK12’s functionality allows for connectors to determine if target systems have the correct credentials, automated error detection and correction, and the periodic sending of access configurations to appropriate access approvers to confirm access of a user. TridentK12’s audit abilities include the creation of ad hoc and custom reports, automated audit workflows to enforce an organization’s access policy and centralized account and access records.  Our TridentK12 software was released in late 2014.  TridentK12 generated minimal revenue in 2014 and the first half of 2015.  We expect that revenue from TridentK12 sales will increase as a percentage of our total revenue in future periods as we expand our marketing and distribution efforts in the K-12 market segment.

EduZone

EduZone is a platform of technologies that brings together an ecosystem we call Digital Citizenship in Education.  Digital “citizenship” is the online presence, via school district systems, of students, teachers, administration, technology leaders, academic leaders, parents, application providers and other partners representing the educational community today and of the future.  In EduZone, digital citizens access a single platform where they find their digital resources, secured by a unique login, that allows them to focus on a student’s performance.  The platform is designed to be fully integrated with school district identity and information systems, under the full control and discretion of the school district, enhancing student data privacy and providing control and fast adoption that the ecosystem requires.  We initially demonstrated a prototype of our EduZone platform in mid 2015 and EduZone is currently in its “pilot stage.”  We expect to roll-out EduZone to the market on a commercial basis following this offering.

TridentCloud

TridentCloud is a flexible and simple to implement software designed to provide IAM services to higher education and K-12 institutions from a cloud environment, which we refer to as identity as a service (“IDaaS”).  Once deployed within their infrastructure, an educational institution can deliver quality provisioning, password management and identity synchronization services at a lower cost due to economies of scale.  The current version of our TridentCloud is operational and is being rolled out to K-12 school districts to provide them with IDaaS services.  Subsequent versions of TridentCloud are being developed in conjunction with strategic educational partners and service providers.

Our Industry and Target Markets

International Data Corporation (“IDC”), an independent market research firm, estimated in a November 2014 report that the worldwide IAM market is expected to account for $7.1 billion in license, maintenance and SaaS revenue by 2018.  While IDC’s report showed significant historical revenue growth and predicted strong future growth in the IAM market, it also revealed considerable market fragmentation with respect to the market share and overall number of vendors.  We believe that this fragmentation creates a significant opportunity for our company on which we plan to capitalize through an aggressive product strategy that we believe is superior to the approach to IAM software and services used by several of our competitors.  During the first half of 2015, more than $2.5 billion was invested in the education technology market segment, according to a report by InsideHigherEd, a market research publication.  We believe education technology lags behind numerous other commercial enterprises in terms of technological advancements, leading to greater demand for solutions that enhance student data privacy, a topic of increasing importance as there have been many data breaches in recent years.

Our Growth and Expansion Strategy

We intend to grow organically by expanding our reseller channel, developing our in-house channel support, extending our product line, building our industry position and accelerating our marketing and distribution efforts.  We also intend to commercially launch our EduZone technology platform, which we expect to further broaden our product line and service offerings, and provide additional growth opportunities for our company.

We plan to develop an international market by focusing initially on countries where English is a primary working language, limiting exports to countries with sufficiently robust intellectual property and software copyright laws, enhancing global partnerships, creating greater brand awareness and building customer support infrastructure.

We are also evaluating several well-positioned companies that may be potential acquisition targets.  Areas of interest to us are cyber-security companies that could provide complementary software and/or technology platforms, existing customer bases in various niche or regional markets and experienced technical employees.  As of the date of this prospectus, we have not entered into any term sheets or agreements with respect to an acquisition.  We intend to pursue only those acquisitions that we expect to be accretive and synergistic in terms of immediate revenues, business lines, customers and cross-selling opportunities.

Our Competitive Advantages

Open-Standards Products.  We offer one of the market’s first open-standards, enterprise-class identity management software in the vertical market of higher education and K-12 school districts.  We believe that our TridentHE and TridentK12 software costs less, performs better, offers open standards technology and is easier to install and support than the IAM software offered by our competitors.

Affordability.  We leverage open-standards software to provide affordable software products for the education market.  By using open standards as part of our software, our cost of development and our customers’ ongoing cost of ownership are lower.  Complementing the overall lower cost, we offer very competitive fixed license pricing based on the overall size of the institution instead of the number of users or connectors that are required.  We believe that this makes TridentHE and TridentK12 more affordable for educational institutions with budgetary constraints.  We believe the lower price point of our TridentHE software expands our market opportunity well beyond the current enterprise-focused IAM software offered by most vendors.  For example, in our experience Sun Microsystems focused on the top 1,000 universities and Oracle focuses on the top 600 universities.  We anticipate that our TridentHE software will be able to address the larger market of over 4,700 universities and colleges due in large part to being more affordable.  Additionally, we expect our TridentK12 software will be able to effectively address the unique requirements of the over 13,500 K-12 school districts in the United States.

Barriers to Entry.  While there are no absolute barriers to entering the IAM software business for the education market, we believe there are significant hurdles for prospective competitors to overcome.  These barriers include long software development time, the difficult and time-consuming process of acquiring new customers, systems testing, knowledge of the market and specific customer needs, and the cost of developing a sales distribution network.  Unlike new entrants in the industry, we have already established an internal sales force and are building a reseller network, and our software is already installed and operating at more than 60 major universities, private colleges, community college systems and school districts across the United States.

    Management Experience.  Our executives have extensive experience managing companies, with significant, practical experience involving numerous IAM implementations utilizing legacy Sun Microsystems, Inc. software to deliver custom IAM services to higher education customers.  Additionally, our management has substantial vertical market expertise in the higher education market.

Selected Risks Relating to Our Business

    Despite our growth and expansion strategy and the competitive advantages we describe above, our business and prospects may be limited by a number of risks and uncertainties that we currently face, including:

●         We operate in an intensely competitive market for identity and access management software against a number of large, well-known providers, many of which also offer their products in the education market.

●         We do not currently offer our IAM software and services in non-education vertical markets or outside the United States and Canada, making us dependent largely upon the prevailing conditions and growth of the United States and Canadian education markets, which are frequently subject to budgetary pressures.

●         We had a net loss of $1,594,044 for the six months ended June 30, 2015 and net losses of $3,174,487 and $2,110,342 for the years ended December 31, 2014 and 2013, respectively. We expect to report a net loss for the full 2015 year. Our independent auditors, in their report dated November 12, 2015, expressed doubt about our ability to continue as a going concern. There can be no assurance we will have significant levels of total revenue or net income in future periods.

●         Historically, we have been able to fund our growth and expansion through private placements of equity securities and notes, but we have no agreements for future financing after the completion of this offering.

Implications of Being an “Emerging Growth Company”

     As a public reporting company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●         are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●         are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●         are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●         are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●         may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●         are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.  Please see “Risk Factors,” page 19 (“We are an ‘emerging growth company’. . . .”).

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules.  For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company.  In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.  Further, under current SEC rules we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

Corporate Information

We were originally formed as a Colorado corporation in August 2011 and we reincorporated in Delaware in November 2015. Our executive offices are located at 750 West Hampden Avenue, Suite 500, Englewood, Colorado 80110 and our telephone number is (303) 222-1060. We maintain a corporate website at http://www.aegisidentity.com. Information on our website and any downloadable files found there are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

THE OFFERING

Common stock offered by us	1,100,000 shares (minimum) to 2,000,000 shares (maximum)
Proposed initial public offering price	$5.00 per share
Common stock outstanding prior to this offering	4,598,850 shares(1)
Best efforts offering
The underwriters are selling the shares of our common stock offered in this prospectus on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares.  However, one of the conditions to our obligation to sell any of the shares through the underwriters is that, upon the closing of the offering, our common stock would qualify for listing on the Nasdaq Capital Market.  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  We do not intend to close this offering unless we sell a minimum of 1,100,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.

Common stock to be outstanding after this offering	5,698,850 shares (if minimum number of shares is sold) and 6,598,850 shares (if maximum number of shares is sold)(1)

Use of proceeds
Based on a proposed initial public offering price of $5.00 per share, which is the estimate of the purchase price at which we expect to offer our shares for sale under this prospectus, we estimate that the net proceeds to us from this offering, assuming we sell a minimum of 1,100,000 shares, will be approximately $4,553,000 and, assuming we sell all 2,000,000 shares, will be approximately $8,708,000, after payment of underwriting commissions and our estimated offering expenses.  However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the net proceeds from this offering to expand marketing and distribution of our IAM software products in the education market, to enhance our ongoing product development and engineering programs, to fund potential acquisitions of complementary businesses, products and technologies as part of our growth strategy, and for working  capital and general corporate purposes.  See “Use of Proceeds” for more information.

Escrow
The gross proceeds of this offering will be deposited at Signature Bank, New York, New York, in an escrow account established by us.  The funds will be held in escrow until we receive a minimum of $5,500,000 and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market, at which time the funds will be released to us.  Any funds received in excess of $5,500,000 and following the satisfaction of the Nasdaq listing requirements will immediately be available to us.  If we do not receive the minimum amount of $5,500,000 by _____, 2016 (60 days after the date of this prospectus), all funds will be returned to purchasers in this offering on the next business day after the offering’s termination, without charge, deduction or interest.  Prior to _____, 2016, in no event will funds be returned to you.  You will only be entitled to receive a refund of your subscription if we do not raise a minimum of $5,500,000 and satisfy the Nasdaq listing conditions by _____, 2016.

Risk factors
Investing in our common stock involves a high degree of risk.  You should read the “Risk Factors” section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	AIDM (2)
______________

(1)
Does not include (i) 3,201,119 shares of our common stock reserved for issuance upon the exercise of outstanding stock options, (ii) 2,641,866 shares of our common stock reserved for issuance upon the exercise of outstanding warrants, and (iii) 77,000 shares (minimum) to 140,000 shares (maximum) of our common stock reserved for issuance upon the exercise of warrants we expect to grant to the underwriters in this offering.

(2)	We have reserved the trading symbol “AIDM” in connection with our application to have our common stock listed for trading on the Nasdaq Capital Market.

SUMMARY FINANCIAL DATA

The following tables set forth summary historical statement of operations and balance sheet data. The summary statement of operations data for the years ended December 31, 2014 and 2013 are derived from our audited financial statements contained elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2014 and the balance sheet data as of June 30, 2015 are derived from our unaudited condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements.  The results for the six-month periods June 30, 2015 and 2014 are not necessarily indicative of the results to be expected for the full year. The summary historical financial data set forth below should be read together with the financial statements and the related notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended December 31,		Six Months Ended June 30, (unaudited)
Statement of Operations Data:	2014	2013	2015	2014
Software licenses	$611,225	356,100	$182,900	$312,125
Professional services	966,947	395,350	854,163	397,592
Maintenance fees	216,462	95,229	149,087	78,026
Total revenue	1,794,634	846,679	1,186,150	787,743
Total operating expenses	4,274,007	2,610,843	2,512,684	1,995,261
Loss from operations	(2,479,373)	(1,764,164)	(1,326,534)	(1,207,518)
Total interest expense	(695,114)	(346,178)	(267,510)	(179,601)
Net loss	$(3,174,487)	$(2,110,342)	$(1,594,044)	$(1,387,119)
Loss per share, basic and diluted	$(0.85)	$(0.70)	$(0.41)	$(0.39)
Common shares outstanding, basic and diluted	3,717,464	3,023,507	3,889,508	3,559,974

The following table summarizes our balance sheet data as of June 30, 2015 on an actual and a pro forma, as adjusted basis. The pro forma, as adjusted information gives effect to (i) our 2015 private placement of 281,500 shares of our common stock for aggregate gross proceeds of $703,750, (ii) the conversion into 289,016 shares of common stock of notes payable by us in the aggregate amount of $708,664 from July to November 2015, (iii) the application of $55,055 in debt to exercise an option for 80,964 shares of common stock, (iv) the issuance of 1,334 shares of common stock in consideration for business counsulting services, and (v) the sale by us of a minimum of 1,100,000 shares and a maximum of 2,000,000 shares of common stock in this offering at a proposed initial public offering price of $5.00 per share.

		As of June 30, 2015 (unaudited)
Balance Sheet Data:		Actual	Pro Forma, as Adjusted - Minimum	Pro Forma, as Adjusted - Maximum
Cash and cash equivalents		$7,245	$5,263,995	$9,418,995
Working capital (deficit)		(3,584,941)	2,435,528	6,590,528
Total assets		822,799	6,079,549	10,234,549
Total liabilities		4,880,260	4,116,541	4,116,541
Total stockholders’ equity (deficit)		(4,057,461)	1,963,008	6,118,008

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus and the documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering.  If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be harmed.  This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.  The risks described below and in the documents referenced above are not the only ones that we face.  Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Company and Our Industry

We have a limited operating history and therefore we cannot ensure the long-term successful operation of our business, and the likelihood of our success must be considered in light of the risks, expenses and difficulties frequently encountered by a smaller publicly-traded technology company.

We were initially formed as a corporation in Colorado in August 2011 and we reincorporated in Delaware in November 2015.  For the year ended December 31, 2014, we had total revenue of $1,794,634 and a net loss of $3,174,487.  As of December 31, 2014, we had a total stockholders’ deficit of $3,238,609, an increase in the deficit of $1,690,397 from December 31, 2013.  Our total stockholders’ deficit increased further to $4,057,461 as of June 30, 2015.  For the six-month period ended June 30, 2015, we had unaudited total revenue of $1,186,150 compared to total revenue of $787,743 for the same period in 2014.  We had a net loss of $1,594,044 for the six months ended June 30, 2015, compared to a net loss of $1,387,119 for the same 2014 period.  No assurance can be given that we will have significant levels of total revenue or net income in future periods.  Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing technology companies in new and rapidly evolving markets, such as the identity and access management software and services market in which we operate.  We must meet many challenges including:

•	establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue,

•	establishing and maintaining adoption of our technology on a wide variety of platforms and devices,

•	timely and successfully developing new products, product features and services and increasing the functionality and features of existing products and services,

•	developing services and products that result in high degrees of client satisfaction and high levels of end-customer usage,

•	successfully responding to competition, including competition from emerging technologies and software and services,

•	developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services, and

•	identifying, attracting and retaining high quality sales and technical personnel at reasonable market compensation rates.

Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. We cannot assure you that our business will be profitable or that we will ever generate sufficient revenue to meet our operating expenses and support our anticipated business activities.

Our independent auditors have expressed doubt about our ability to continue as a going concern.

Our independent auditors, in their report dated November 12, 2015, expressed doubt about our ability to continue as a going concern.  At June 30, 2015 and December 31, 2014, our total stockholders’ deficit was $4,057,461 and $3,238,609, respectively.  Our net loss was $1,594,044 and $1,387,119 for the six months ended June 30, 2015 and 2014, respectively, and we used cash in our operations of $467,745 and $945,670 in the six months ended June 30, 2015 and 2014, respectively.  Net cash used in operations has resulted principally from costs incurred in the continued development of our software and marketing efforts.  We have funded our operations since inception through the use of cash obtained principally from the sale of equity securities and the placement of notes, some of which are convertible into shares of our common stock.  To continue development, we will need to raise additional capital through debt and/or equity financing.  However, additional capital may not be available on terms favorable to us and there can be no assurance that we will be successful in obtaining adequate additional financing.  We are in the process of reducing our costs associated with the delivery of services and are taking steps to grow revenues through enhanced sales effectiveness, additional sales coverage and new product offerings.  Our actual results indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern.

If we are unable to convince a meaningful number of educational institutions to use our IAM software and services, our revenue growth and operating margins will suffer.

We provide IAM software and direct our product development and marketing toward products and services that enable educational institutions to utilize identity and access management software and services as the foundation for safeguarding and managing confidential information.  Our success depends on a significant number of educational institutions perceiving technological and operational benefits and cost savings associated with the increasing adoption of our IAM software and services to protect the information of their organizations.  To the extent that our IAM software and services are not widely adopted or are accepted more slowly or less comprehensively than we expect, the growth of our business and our ability to generate significant revenues will be materially and adversely affected.

Substantially all of our revenue has come from our TridentHE and TridentK12 IAM products.  A lack of demand for our identity and access management software and products could adversely affect our results of operations and financial condition.

We currently derive and expect to continue to derive substantially all of our revenue from our TridentHE and TridentK12 software products.  As such, the growth in market demand of these software products is critical to our success.  Demand for the TridentHE and TridentK12 software is affected by a number of factors, including market acceptance of these IAM products, the timing of development and release of new products by competitors, price changes by us or our competitors, technological change, and general economic conditions and trends.  If we are unable to meet customer demands and to achieve more widespread market acceptance of our software, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.  Although we expect that our IAM products and related enhancements and upgrades will achieve market acceptance, our ability to create demand for our software and services among educational institutions could be materially and adversely affected by a number of factors, including:

•	improved products or product versions being offered by competitors in our markets;

•	competitive pricing pressures;

•	failure to release new or enhanced versions of our IAM products on a timely basis, or at all;

•	technological change that we are unable to address with our IAM products or that changes the way educational institutions utilize our products; and

•	general economic conditions.

Because we have one operating and reportable business segment, our business, financial condition, results of operations and cash flows would be adversely affected by a decline in demand for our IAM products and our business and business prospects would be materially and adversely affected if the market for these products does not expand as we expect.

We currently face and continue to expect to face substantial and increasing competition in our market.

We face significant competition from many companies such as Oracle, Microsoft, Fischer International, Hitachi, IBM and NetIQ, all of which are substantially larger, have significantly greater technical and financial resources than we do and are better positioned to continue investment in competitive technologies.  These and many of our other current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.

We believe the key competitive factors in the IAM market include:

•	the level of reliability, security and new functionality of product offerings;

•	the ability to provide comprehensive software and services, including management and security capabilities;

•	the ability to offer products that support multiple hardware platforms, operating systems, applications and application development frameworks;

•	the ability to deliver an intuitive end-user experience for accessing data, applications and services from a wide variety of end-user applications;

•	pricing of products;

•	the ability to attract and preserve a large installed base of customers;

•	the ability to create and maintain partnering opportunities with hardware vendors, infrastructure software vendors and cloud service providers;

•	the ability to develop robust indirect sales channels; and

•	the ability to attract and retain identity and access management engineers as key employees.

Existing and future competitors may introduce products in the same markets we serve or intend to serve, and competing products may have better performance, lower prices, better functionality and broader acceptance than our products.  Our competitors may also add features to their IAM products similar to features that presently differentiate our product offerings from theirs.  This competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our operating margins, and could harm our ability to increase, or cause us to lose, market share.  Increased competition also may prevent us from entering into or renewing service contracts on terms similar to those that we currently offer and may cause the length of our sales cycle to increase. Some of our competitors and potential competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective customers.  For example, educational institutions that are evaluating the adoption of IAM technologies and services may be inclined to consider Microsoft software and services because of their existing use of Windows and Office products.  Some of these competitors may take advantage of their existing relationships to engage in business practices that make our products less attractive to our customers.

We have substantial debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under existing indebtedness.

As of November 10, 2015, our total indebtedness was approximately $2.8 million after giving effect to the conversion into common stock of notes payable by us in the aggregate amount of $708,664 from July to November 2015 and the application of $55,055 in debt to exercise an option.  We will continue to have a significant amount of indebtedness following this offering.  This substantial debt could have important consequences, including the following: (i) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, debt service requirements and general corporate purposes in the future may be limited; (iii) we may face a competitive disadvantage to lesser leveraged competitors; (iv) our debt service requirements could make it more difficult to satisfy other financial obligations; and (v) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond management’s control.  If we are unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could impair our liquidity.  Any refinancing of indebtedness, if available at all, could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Despite our significant amount of indebtedness, we may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

Our ability to raise capital in the future may be limited, and a failure to raise capital when needed could harm us.

Our business and operations may consume resources faster than we anticipate.  In the future, we may need to raise additional funds to invest in future growth opportunities.  Additional financing may not be available on favorable terms, if at all.  If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results.  If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations.

Our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

Given the critical nature of our software and services to the business processes of potential customers, a new client deciding whether to transition to TridentHE software may require several months to make their decision to purchase our software and services.  As a result, the complete sales cycle can take from sixty days to over nine months and require a substantial amount of time and resources.  In addition, we may experience a significant delay between the time we incurs sales-related expenses and the time we generates revenues, if any, from such expenditures and the failure to generate revenues from such expenditures could have a material adverse effect on our results of operations.

While we anticipate licensees of our products to renew support and maintenance services on at least an annual basis, the timing of new licenses and maintenance subscriptions are not subject to a typical sales cycle.  Accordingly, our revenues are difficult to predict.  We expect our future sales and marketing efforts will involve educating our customers about the use and benefit of our products, including their technical capabilities, potential cost savings to an educational institution and advantages compared to higher-cost products offered by our competitors. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays.  Moreover, the greater number of competitive alternatives, as well as announcements by our competitors that they intend to introduce competitive alternatives at some point in the future, can lengthen customer procurement cycles, cause us to spend additional time and resources to educate customers on the advantages of our product offerings and delay product sales.  Economic downturns and uncertainty can also cause customers to add layers to their internal purchase approval processes, adding further time to a sales cycle.  These factors can have an impact on the timing and length of our sales cycles.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth, and our compensation expenses may increase.

To execute on our strategy, we must continue to attract and retain highly qualified personnel.  Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing software.  We may not be successful in attracting and retaining qualified personnel.  We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.  Many of the companies with which we compete for experienced personnel have greater resources than we do.  Technical personnel are also aggressively recruited by other startup and emerging growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product development.  Employees trained by us also may leave to work at companies that compete with us.  In addition, in making employment decisions, particularly in the technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment.  Declines in the value of our common stock could adversely affect our ability to attract or retain key employees and result in increased employee compensation expenses.

Protection of our intellectual property will be limited, and any misuse of our intellectual property by others could harm our business, reputation and competitive position.

We rely on a combination of trademark and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary information, technology and brand.

We protect our proprietary information and technology, in part, by requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us.  We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology.  We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that the our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our technology and services.  There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.  Protection of confidential information, trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions.  We cannot completely prevent the unauthorized use or infringement of our confidential information or intellectual property rights as such prevention is inherently difficult.  Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and intellectual property protection.  If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be materially adversely affected.  Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do.  Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

We may be exposed to liability for infringing upon the intellectual property rights of other companies.

We utilized the source code of OpenIAM, LLC (“OpenIAM”), an unaffiliated company, as a framework for our software and employees and contractors internally develop our proprietary software.  Although we are not aware of any patents or trademarks which our software or its use might infringe, we cannot be certain that infringement will not occur.  In addition, we may become the target of aggressive patent infringement litigation tactics by an entity whose sole purpose is to pursue such litigation.  We could incur substantial costs, in addition to the great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights, in a suit with another party.

We may experience software development delays, software defects or installation difficulties, which could harm our business and reputation and may expose us to potential liability.

We are in the process of continuing the development of our software products.  Accordingly, there is no assurance we will successfully continue to develop the software in a timely manner, or at all.

Our products include complex software utilized on sophisticated computing systems and related services, and we may encounter delays when developing the software as well as any new applications, features and services.  We may encounter undetected errors or defects in the initial installed versions of the software or when new versions of the software are released.  In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers.  Defects in the software, errors or delays in the processing of transactions or other difficulties could result in interruption of business operations, delay in market acceptance, additional development and remediation costs, diversion of technical and other resources, loss of clients, negative publicity or exposure to liability claims.  Although we attempt to limit our potential liability through disclaimers and limitation of liability provisions in our software license and customer agreements, we cannot be certain that these measures will successfully limit our liability.

We may not be able to scale our business quickly enough to meet the growing needs of our customers and, if we are not able to grow efficiently, our operating results could be harmed.

As usage of our software grows and as customers use our services, we will need to devote additional resources to improving our software and services, integrating with third-party systems and maintaining infrastructure performance.  In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics expand over time.  Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction.  These issues could reduce the attractiveness of our marketing software to customers, resulting in decreased sales to new customers or lower maintenance renewal rates by existing customers, which could adversely affect our revenue growth and harm our reputation.  Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention.  We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure.  Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems.  We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely affect our financial results.

Because we recognize some revenue over the term of our license agreements, downturns or upturns in sales are not immediately reflected in full in our operating results.

As a license-based business, we recognize revenue over the term of each of our licenses.  As a result, much of the revenue we report each quarter results from maintenance and services for licenses entered into during previous quarters.  Consequently, a shortfall in demand for our software and professional services or a decline in the renewal of maintenance services for existing licenses in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in the future.  Accordingly, the effect of significant downturns in new sales of our IAM software will not be reflected in full in our operating results until future periods.  Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable term of the licenses.

If we fail to establish our Trident software brand as an industry leader, our ability to expand our customer base will be impaired and our results of operations and financial condition may suffer.

We believe development of our Trident software brand is critical to achieving widespread awareness of our existing and future identity and access management products and, as a result, is important to attracting new customers and maintaining existing customers.  We also believe that the importance of brand recognition will increase as competition in our market increases.  Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful IAM software at competitive prices.  Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand.  In addition, to sell to and service our customers, we utilize a combination of internal personnel and third-party service providers, as well as reseller partners.  These third-party service providers, who are not in our control, may harm our reputation and damage our brand perception in the marketplace. If we fail to successfully promote and maintain our brand, our business could suffer.

If we do not offer high-quality technical and customer support, our business and reputation may be harmed.

High-quality technical and customer support is important for the successful marketing and sale of our products and for the renewal of maintenance services by existing customers.  Providing this education and support requires that our customer support personnel have specific knowledge and expertise regarding our IAM software, making it more difficult for us to hire qualified personnel and to scale up our support operations due to the extensive training required.  The importance of high-quality customer support will increase as we expand our business and pursue new customers.  If we do not help our customers quickly resolve post-implementation issues and provide effective ongoing support, our ability to sell additional functionality and services to existing customers may suffer and our reputation with existing or potential customers may be harmed.

If we incorrectly forecast our revenue due to lengthy sales cycles, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

We have a very limited history upon which to base forecasts of future revenue.  In addition, for our customers in the education market, the lengthy sales cycle for the evaluation and implementation of our software and services, which typically extends for several months, may also cause us to experience a delay between increasing operating expenses for such sales efforts, and, upon successful sales, the generation of corresponding revenue.  Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors.  As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Our success depends upon our ability to develop new products and services, integrate acquired products and services, enhance our existing products and services and develop appropriate business and pricing models.

If we are unable to develop new IAM products and services, integrate acquired products and services or enhance and improve our products and support services, in a timely manner, or position or price our products and services to meet market demand, customers may not buy new software licenses from us, update to new versions of our software or renew product support.   We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively for business opportunities in emerging areas such as cloud-based services.

New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

•	managing the length of the development cycle for new products and product enhancements;

•	managing customers’ transitions to new IAM software, which can result in delays in their purchasing decisions;

•	adapting to emerging and evolving industry standards and to technological developments by our competitors and customers;

•	entering into new or unproven markets with which we have limited experience;

•	tailoring our business and pricing models appropriately as we enter new markets and respond to competitive pressures and technological changes;

•	incorporating and integrating acquired products and technologies; and

•	developing or expanding efficient sales channels.

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenues could be negatively impacted.  For example, if we increase our adoption of subscription-based pricing models for our products, we may fail to set pricing at levels appropriate to maintain our revenue streams or our customers may choose to deploy products from our competitors that they believe are priced more favorably.  Additionally, we may fail to accurately predict subscription renewal rates or their impact on results, and because revenue from subscriptions is recognized for our services over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our results.

We rely on third-party software that is required for the development and deployment of our software, which may be difficult to obtain or which could cause errors or failures of our software.

We rely on software licensed from or hosted by third parties, including OpenIAM, to offer our software. We may also need to obtain licenses from third parties to use intellectual property associated with the development of our software, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software or intellectual property, including the software and intellectual property we currently license from OpenIAM, which is required for the development, maintenance and delivery of our software, could result in delays in the provision of our software until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our software, which could harm our business.

Breaches of cyber-security systems could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We increasingly depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners.  Cyber-attacks on our IT systems or the IT systems of third-party contractors could threaten to misappropriate our proprietary information and cause interruptions of our IT services.  Because the techniques used to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system.  We have also outsourced certain business functions to third-party contractors, and our business operations also depend, in part, on the success of our contractors’ own cyber-security measures.  Similarly, we rely upon distributors, resellers, system vendors and systems integrators to sell our products and our sales operations depend, in part, on the reliability of their cyber-security measures. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data.  Accordingly, if our cyber-security systems and those of our contractors fail to protect against unauthorized access, sophisticated cyber-attacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property and other proprietary data, could be stolen;

•
our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored and secured;

•	our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;

•
defects and security vulnerabilities could be exploited or introduced into our software products, thereby damaging the reputation and perceived reliability and security of our products and potentially making the data systems of our customers vulnerable to further data loss and cyber incidents; and

•	personally identifiable data of our customers, employees and business partners could be stolen or lost.

If any of the above events occur, we could be subject to significant claims for liability from our customers, regulatory actions from governmental agencies, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed.  Also, the regulatory and contractual actions, litigations, investigations, fines, penalties and liabilities relating to data breaches that result in losses of personally identifiable data of users of our services can be significant in terms of fines and reputational impact and necessitate changes to our business operations that may be disruptive to us.  Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages.  Consequently, our financial performance and results of operations could be adversely affected.

Our software products are highly technical and may contain errors, defects or security vulnerabilities which could cause harm to our reputation and adversely affect our business.

Our software products are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities.  Some errors in our products may only be discovered after a product has been installed and used by customers.  Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, financial condition and results of operations.

Undiscovered vulnerabilities in our products could expose them to hackers or other unscrupulous third parties who develop and deploy viruses, worms, and other malicious software programs that could attack our products.  Actual or perceived security vulnerabilities in our software products could harm our reputation and could lead customers to reduce or delay future purchases or to use a competitive software product.  Any security breaches could lead to interruptions, delays and data loss and protection concerns. In addition, we could face claims for product liability, tort or breach of warranty.  Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld and customers may seek indemnification from us for their losses.  Defending a lawsuit, regardless of its merit, is costly and time-consuming and may divert management’s attention and adversely affect the market’s perception of us and our software products.  In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms, or at all, our business, financial condition and results of operations could be adversely impacted.

Our business is subject to a variety of United States and international laws and regulations regarding data protection.

Our business is subject to federal, state and international laws and regulations regarding privacy and protection of personal data.  We and our third-party contractors collect contact and other personal or identifying information from our customers. Additionally, in connection with some of our new product initiatives, our customers may use our services to store and process personal information and other user data.  We post, on our websites, our privacy policies and practices concerning our treatment of personal data.  We also often include privacy commitments in our contracts.  Any failure by us to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy commitments contained in our contracts could result in proceedings against us by governmental entities or others which could have a material adverse effect on our business, financial condition and results of operations.  In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data practices.  If so, in addition to the possibility of fines and penalties, a governmental order requiring that we change our data practices could result, which, in turn, could have a material adverse effect on our business.  Compliance with such an order may involve significant costs or require changes in business practices that result in reduced revenue.  Noncompliance could result in penalties being imposed on us or we could be ordered to cease conducting the noncompliant activity.

In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually applies to our customers or us.  Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and standards, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Our use of “open source” software in our products could negatively affect our ability to sell our products and subject us to possible litigation.

A portion of the products, technologies or services acquired, licensed, developed or offered by us may incorporate so-called “open source” software or utilize open source software to operate, and we may incorporate open source software into other products in the future.  Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “BSD-style” licenses and other open source licenses.  We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend.  Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of most of these licenses, and, therefore, the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations.   While we have not received any inquiries regarding open source license compliance, there can be no assurance that legal actions will not arise in the future.  If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products.  In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software exposes us to risks that differ from the use of third-party commercial software because open source licensors generally do not provide warranties or assurance of title or controls on the origin of the software.  In addition, many of the risks associated with usage of open source software such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business.  We have established processes to help address these risks, including a review process for screening requests from our development organizations for the use of open source and conducting appropriate due diligence of the use of open source software in the products developed by companies we acquire, but we cannot ensure that all open source software is submitted for approval prior to use in our products or is discovered during due diligence.

Our growth strategy depends, in part, on our acquiring businesses, products and technologies and expanding their existing operations, which we may be unable to do.

Our growth strategy is based, in part, on our ability to acquire or invest in businesses, products and technologies. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

•	identify suitable businesses or assets to buy;

•	complete the purchase of those businesses on terms acceptable to us;

•	complete the acquisition(s) in the time frame and within the budget we expect; and

•	improve the results of operations of each of the businesses that we buy and successfully integrate its operations on an accretive basis.

There can be no assurance that we will be successful in any or all of the steps above. Our failure to successfully implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, accretively acquire those candidates that we identify or integrate acquired businesses effectively and profitably.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

In order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we need to maintain our processes and systems and adapt them to changes as our business changes and we rearrange management responsibilities and reorganize our business accordingly.  We may seek to automate certain processes to improve efficiencies and better ensure ongoing compliance but such automation may itself disrupt existing internal controls and introduce unintended vulnerability to error or fraud.  This continuous process of maintaining and adapting our internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention.  We cannot be certain that our internal control measures will continue to provide adequate control over our financial processes and reporting and ensure compliance with Section 404.  Further, as our business changes and as we expand through acquisitions of other companies, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls overall remain effective.  Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  If we or our independent registered public accounting firm identify material weaknesses, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.  In addition, if we are unable to continue to comply with Section 404, our non-compliance could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the Nasdaq Capital Market and the inability of registered broker-dealers to make a market in our common stock, which could reduce our stock price.

Problems with our information systems could interfere with our business that could adversely impact our operations.

We rely on our information systems and those of third parties for processing customer orders, delivery of products, providing services and support to our customers, billing and tracking our customers, fulfilling contractual obligations and otherwise running our business.  Any disruption in our information systems and those of the third parties upon whom we rely could have a significant impact on our business.  In addition, we continuously work to enhance our information systems.  The implementation of these types of enhancements is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our business.  Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the implementation period, could adversely affect our business in a number of respects.  Even if we do not encounter these adverse effects, the implementation of these enhancements may be much more costly than we anticipated.  If we are unable to successfully implement the information systems enhancements as planned, our financial condition, results of operations and cash flows could be negatively impacted.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance.  A change in these principles or guidance, or in their interpretations, may have a significant effect on our reported results and retroactively affect previously reported results.

Being a public company results in additional expenses and diverts management’s attention, and could also adversely affect our ability to attract and retain qualified directors.

We will be a public reporting company after the closing of this offering.  As a public reporting company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These requirements generate significant accounting, legal and financial compliance costs, and make some activities more difficult, time consuming or costly, and may place significant strain on our personnel and resources.  The Exchange Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.  In order to establish the requisite disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

As a result, management’s attention may be diverted from other business concerns, which could have an adverse and even material effect on our business, financial condition and results of operations.  These rules and regulations may also make it more difficult and expensive for us to obtain director and officer liability insurance.  If we are unable to obtain appropriate director and officer insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent, could be adversely impacted.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

As a public reporting company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act.  An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.  In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•
are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•
are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.  Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules.  For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company.  In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period.  Further, under current SEC rules, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions.  If investors were to find our common stock less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

Risks Related to our Shares and this Offering

The best efforts structure of this offering may yield insufficient gross proceeds to fully execute on our business plan.

The underwriters are offering shares of our common stock in this offering on a best efforts basis.  The underwriters are not required to sell any specific number or dollar amount of common stock, but will use their best efforts to sell the shares offered by us.  It is a condition to this offering that, upon the closing of the offering, our common stock would qualify for listing on the Nasdaq Capital Market.  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  As a “best efforts” offering, there can be no assurance that we will successfully raise this minimum amount, that the offering will satisfy the listing conditions required to trade our common stock on the Nasdaq Capital Market or that the offering contemplated by this prospectus will ultimately be completed or will result in any proceeds being made available to us.

The success of this offering will impact, in large part, our ability to cover expenses and finance operations over the next 12 to 24 months.  If no shares are sold in this offering, or if we sell only the minimum number of shares yielding insufficient gross proceeds, we may be unable to cover our expenses, sufficiently fund operations or fully execute on our business plan.  This could potentially result in a material adverse effect on our business, prospects, financial condition and results of operations.

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.

Before this offering, there was no public market for our common stock.  Even though we have applied to list our shares for trading on the Nasdaq Capital Market, we cannot be certain that our common stock will be so listed.  Even if our common stock is listed on the Nasdaq Capital Market, an active trading market for our common stock may not develop following this offering and any such listing.  You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active.  You may lose all or a part of your investment.  The initial public offering price was arbitrarily determined based on negotiations between us and the underwriters.  The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to a variety of factors and risks, many of which are beyond our control.  See “Underwriting.”  In addition to the risks noted elsewhere in this prospectus, some of the other factors affecting our stock price may include:

•	variations in our operating results;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us; and

•	future sales of our common stock.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.  In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company.  Regardless of the outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention.  You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.

Upon completion of this offering, our directors and executive officers will beneficially own and will be able to vote in the aggregate approximately 35% of our outstanding common stock if the minimum number of shares is sold and approximately 30% of our outstanding common stock if the maximum number of shares is sold (without taking into account shares issuable upon exercise or conversion of outstanding stock options, warrants and convertible notes).  As such, our directors and executive officers, as stockholders, will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of common stock.  This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial.  In addition, such concentrated control could discourage others from initiating changes of control.  In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.

Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock.  This means that our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under the listing requirements of the Nasdaq Capital Market.  The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company that are not approved by our Board of Directors.  As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected.  See “Description of Capital Stock.”

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.

The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock.  Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis.  The dilution per share in the net tangible book value per share of common stock will be $4.75 per share if the minimum number of shares are sold and $4.15 per share if the maximum number of shares are sold, based on a proposed $5.00 initial public offering price, which is the estimate of the purchase price at which we expect to offer our shares for sale under this prospectus.  If stock options and warrants to purchase shares of common stock are exercised, there would be further dilution.  See “Dilution.”

Even if listed, our common stock could be delisted from the Nasdaq Capital Market, which delisting could hinder your ability to obtain accurate quotations on the price of our common stock, or dispose of our common stock in the secondary market.

Although we have applied to list our common stock for trading on the Nasdaq Capital Market, we cannot guarantee that our common stock will be so listed or that an active public market for our common stock will develop following this offering and any such listing.  In order to maintain any listing on the Nasdaq Capital Market, we must register at least one bid for our common stock at a price that equals or exceeds $4.00 per share on the day our common stock is first quoted on the Nasdaq Capital Market. Thereafter, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on the Nasdaq Capital Market.  In the event our common stock is delisted from the Nasdaq Capital Market, trading in our common stock could thereafter be conducted in the over-the-counter markets on a trading tier of the OTC Markets.  In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in the coverage of our company by security analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.  As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment.  If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

The protection provided by the federal securities laws relating to forward-looking statements does not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a recognized national securities exchange.  Our common stock does not trade on any recognized national securities exchange.  As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.  The lack of this protection in a contested proceeding could harm our financial condition.

RISKS RELATING TO FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Nevertheless, these forward-looking statements are subject to risks, uncertainties and assumptions about our operations and the investments we make, including, among other things, factors previously discussed under the heading “Risk Factors” in this prospectus and the following:

•	changes in the identity and access management software products market;

•	our limited operating history;

•	the valuation of assets reflected on our financial statements;

•	our reliance on continued access to financing;

•	our reliance on information provided and obtained by third parties;

•	federal and state regulatory matters;

•	additional expenses, not reflected in our operating history, related to being a public reporting company;

•	competition in the identity and access management software products market;

•	economic outlook;

•	financing requirements; and

•	litigation risks.

Some of the statements in this prospectus that are not historical facts are “forward-looking” statements. Forward-looking statements can be identified by the use of words like “believes,” “could,” “possibly,” “probably,” “anticipates,” “estimates,” “projects,” “expects,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “expect,” or “consider” or the negative of these expressions or other variations, or by discussions of strategy that involve risks and uncertainties.  All forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements.  We base these forward-looking statements on current expectations and projections about future events and the information currently available to us.  Although we believe that the assumptions for these forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate.  Consequently, no representation or warranty can be given that the estimates, opinions, or assumptions made in or referenced by this prospectus will prove to be accurate. Some of the risks, uncertainties and assumptions are identified in the discussion entitled “Risk Factors” in this prospectus.  We caution you that the forward-looking statements in this prospectus are only estimates and predictions, or statements or current intent. Actual results or outcomes, or actions that we ultimately undertake, could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements.  These risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not already have their equity traded on a recognized national exchange such as the Nasdaq Capital Market.  Our common stock does not presently trade on any recognized national exchange.  As a result, we will not have the benefit of this safe harbor protection for this offering in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

USE OF PROCEEDS

Based on a proposed initial public offering price of $5.00 per share, the estimated price set forth on the cover page of this prospectus, we estimate that the net proceeds from this offering, after deducting underwriting commissions and expenses payable by us and other offering expenses payable by us, will be approximately $4,553,000 if we sell a minimum of 1,100,000 shares and approximately $8,708,000 if we sell all 2,000,000 shares of our common stock in this offering.  However, this is a best efforts offering and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the net proceeds approximately as follows:

Application of Net Proceeds	Minimum	Percentage of Net Proceeds	Maximum	Percentage of Net Proceeds
Expand marketing and distribution of IAM software products	$1,821,200	40.0%	$3,482,000	40.0%
Enhance ongoing product development and engineering programs	910,600	20.0%	1,742,000	20.0%
Fund potential acquisitions of complementary businesses	910,600	20.0%	1,742,000	20.0%
Additional general corporate purposes	910,600	20.0%	1,742,000	20.0%
Total	$4,553,000	100.0%	$8,708,000	100.0%

We intend to expand the sales, marketing and distribution of our IAM software products in the education segments for higher education and K-12 school districts.

We intend to accelerate our product development and engineering programs to complete our projects described in “Business – Our Identity and Access Management Software Products,” including the modification of both our TridentHE and TridentK12 software products to include additional functionality.

We also intend to use a portion of the net proceeds of this offering to fund potential acquisitions of complementary businesses, products and technologies as a part of our growth and expansion strategy.  We have no current agreements or commitments with respect to any such acquisitions.

Funds for general corporate purposes include amounts required to pay officers’ salaries, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses, including interest and overhead.

If more than the minimum of 1,100,000 shares but less than the maximum of 2,000,000 shares of common stock are sold in this offering, the use of the net proceeds will be substantially as set forth in the table above for the sale of the minimum amount, except that the amounts to be allocated for first, expanding marketing and distribution of IAM software products, and second, additional general corporate purposes, will be increased.

We believe the net proceeds of this offering, together with operating revenues and the remaining proceeds from our private placement of 281,500 shares of our common stock (which had aggregate gross proceeds of $703,750), will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months if we sell a minimum of 1,100,000 shares and for at least 24 months if we sell all 2,000,000 shares of our common stock in this offering.  While the initial allocation of the net proceeds of this offering represents our best estimates of their use, the amounts actually expended for these purposes may vary significantly from the specific allocation of the net proceeds set forth above, depending on numerous factors, including changes in general economic and/or regulatory climate, and the progress and development of potential strategic partnership arrangements.  However, there can be no assurance these sources of funds, even assuming that this offering is successful, will satisfy all of our requirements for any particular period of time.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering.  Accordingly, we will have broad discretion in the application of these proceeds.  Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term, interest-bearing obligations.

DIVIDEND POLICY

To date, we have never paid or declared any cash dividends on our common stock.  We currently intend to retain any future earnings to finance the operation and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future.  Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on a number of factors, including, but not limited to, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth, as of June 30, 2015, our short-term debt and capitalization on an actual basis and on a pro forma, as adjusted basis to give effect to (a) our 2015 private placement of 281,500 shares of our common stock for aggregate gross proceeds of $703,750, (b) the conversion into 289,016 shares of common stock of notes payable by us in the aggregate amount of $708,664 from July to November 2015, (c) the application of $55,055 in debt to exercise an option for 80,964 shares of common stock, (d) the issuance of 1,334 shares of common stock in consideration for business consulting services, and (e)(i) the sale of a minimum of 1,100,000 shares of our common stock in this offering at a proposed initial public offering price of $5.00 per share, the estimated price set forth on the cover page of this prospectus, and our receipt of the estimated $4,553,000 in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us, and (ii) the sale of all 2,000,000 shares of our common stock in this offering at a proposed initial public offering price of $5.00 per share and our receipt of the estimated $8,708,000 in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

You should read this information in conjunction with “Prospectus Summary - Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual at June 30, 2015	Pro Forma, As Adjusted - Minimum	Pro Forma, As Adjusted - Maximum
		(unaudited)
Short-term debt	$2,543,402	$1,779,683	$1,779,683
Long-term notes payable, net of current portion	$1,000,050	$1,000,050	$1,000,050
Stockholders’ equity:
Common Stock, $0.001 par value; 100,000,000 shares authorized, 3,946,036 shares issued and outstanding, actual; and 5,698,850 and 6,598,850 shares issued and outstanding, pro forma, as adjusted(1)	$3,946	$5,698	$6,598
Additional paid-in capital	5,460,202	11,478,919	15,633,019
Accumulated deficit	(9,521,609)	(9,521,609)	(9,521,609)
Total stockholders’ equity (deficit)	$(4,057,461)	$1,963,008	$6,118,008
Total capitalization (deficit)	$(3,057,411)	$2,963,058	$7,118,058
___________

(1)
Does not include (i) 3,201,119 shares of our common stock reserved for issuance upon the exercise of outstanding stock options, (ii) 2,641,866 shares of our common stock reserved for issuance upon the exercise of outstanding warrants, and (iii) 77,000 shares (minimum) to 140,000 shares (maximum) of our common stock reserved for issuance upon the exercise of warrants we expect to grant to the underwriters in this offering.

DILUTION

As of June 30, 2015, after giving pro forma effect to (a) our 2015 private placement of 281,500 shares of our common stock for aggregate gross proceeds of $703,750, (b) the conversion into 289,016 shares of common stock of notes payable by us in the aggregate amount of $708,664 from July to November 2015, (c) the application of $55,055 in debt to exercise an option for 80,964 shares of common stock, and (d) the issuance of 1,334 shares of common stock in consideration for business consulting services, our net tangible book value was approximately $(3.1 million), or $(0.68) per share of common stock.  Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.  Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering.  After giving effect to the sale of 1,100,000 shares of common stock (minimum) and 2,000,000 shares of common stock (maximum) in this offering at a proposed initial public offering price of $5.00 per share, which is the estimated price set forth on the cover page of this prospectus, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to June 30, 2015, our pro forma net tangible book value would have been $0.25 (minimum) and $0.85 (maximum) per share.  This represents an immediate increase in pro forma net tangible book value of $0.93 (minimum) and $1.53 (maximum) per share to our existing stockholders and immediate dilution of $4.75 (minimum) and $4.15 (maximum) per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of June 30, 2015:

	Minimum	Maximum
Proposed initial public offering price	$5.00	$5.00
Pro forma net tangible book value (deficit) before offering	(0.68)	(0.68)
Increase in pro forma net tangible book value attributable to new investors	0.93	1.53
Pro forma, as adjusted net tangible book value after offering	$0.25	$0.85
Dilution in pro forma net tangible book value to new investors	$4.75	$4.15

The following tables set forth on a pro forma basis, as of June 30, 2015, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at a proposed initial public offering price of $5.00 per share.

Assuming the sale of 1,100,000 shares:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,598,850	80.7%	$6,931,617	55.8%	$1.51
New investors	1,100,000	19.3%	$5,500,000	44.2%	$5.00
Total	5,698,850	100.0%	$12,431,617	100.0%

Assuming the sale of 2,000,000 shares:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,598,850	69.7%	$6,931,617	40.9%	$1.51
New investors	2,000,000	30.3%	$10,000,000	59.1%	$5.00
Total	6,598,850	100.0%	$16,931,617	100.0%

The Aegis Identity Software, Inc. Incentive Stock Option Plan (the “Stock Option Plan”) authorizes the issuance of up to 5,000,000 shares of our common stock to key employees, officers, directors and consultants of the company.  As of November 10, 2015, stock options to purchase an aggregate of 3,201,119 shares of common stock had been granted with exercise prices ranging from $0.68 per share to $2.50 per share.  To the extent that awards granted under the Stock Option Plan are issued and exercised, there will be further dilution to new investors.  The Stock Option Plan provides for the grant of incentive stock options.  Our Board of Directors intends to adopt a new equity incentive award plan before the closing of this offering in order to provide additional types of equity awards including non-qualified stock options and restricted stock units, and to discontinue the use of our existing Stock Option Plan.  We expect that the new plan will reserve for issuance a total number of shares roughly equivalent to the number of shares available for future grant under our existing plan.  The discussion and tables above assume no grants of options under the Stock Option Plan or any new plan and exclude 2,641,866 shares of our common stock reserved for issuance upon the exercise of outstanding warrants and 77,000 shares (minimum) to 140,000 shares (maximum) of our common stock issuable upon exercise of warrants we expect to grant to the underwriters upon the closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements included elsewhere in this prospectus.  In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.  Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide IAM products and services for education IT environments, including software applications, platforms and infrastructure, which are available to our customers via cloud computing or on-premise deployment models.

Our current IAM solutions – TridentHE, TridentK12, TridentCloud and EduZone – have been developed, tested and enhanced over the last four years and are being used by more than 60 major universities, private colleges, community college systems and school districts across the United States.  Our IAM solutions are designed to deter and prevent fraudulent activities and thwart the misuse of protected data by establishing digital “identities” of computer system users and validating such users’ access rights.  TridentHE and TridentK12 products include features such as authentication through the identification of users, roles and resources to be accessed and the creation of user accounts, authorization through password creation and management, reconciliation that minimizes security risks and ensures appropriate user access, and auditing where users can create IAM reports and have centralized access to their IAM records.  We also provide TridentCloud that provides software support and applications that we host on our servers via the internet to licensees of our products, making it unnecessary for customers to install and maintain software on their own IT infrastructure.

Our EduZone product is a SaaS technology platform designed to be fully integrated with the educational institution’s identity and information ecosystem.  EduZone is one of the first education community platforms to allow school districts to protect and utilize student data while they rapidly adopt, standardize and share learning applications with students, parents and educators.

Our present and potential customers are major universities and school systems.  There are more than 4,700 universities and colleges and over 13,500 K-12 school districts in the United States.  Our selling efforts are conducted by our internal sales team, which is being expanded to include a reseller channel that will buy and distribute our IAM software products and provide integration and support services.  In 2014, our six largest educational institution customers (by revenue) were IlliniCloud (Illinois K-12), Chicago State University, Radford University, Colorado School of Mines, West Virginia University and City College of San Francisco.  In 2013, this list included University of Oregon, Radford University, Wake Forest University, IlliniCloud (Illinois K-12), St. Edward University and a key California State University, all of which schools continue to use our software.

Our revenue model is based on traditional software licensing.  When a customer downloads our IAM software, we receive an upfront software license fee, with annual revenue and maintenance fees of approximately 20% of the original license fee. Customer pricing is predicated on university size determined by the Carnegie Classification of Institutions of Higher Education. Additionally, we charge our customers a premium for professional services, including custom engineering and development work.  Our average new licensing contract generates an initial fee of approximately $75,000, and new maintenance/service contracts range from approximately $50,000 to $200,000.  We recorded total revenue of $1,186,150 for the six-month period ended June 30, 2015 and total revenue of $1,794,634 and $846,679 for the years ended December 31, 2014 and 2013, respectively.

Matters that May or Are Currently Affecting Our Business

The main challenges and trends that could affect or are affecting our financial results include:

•	our ability to expand and diversify our customer base, and to extend the geographic areas we serve;

•	our ability to attract competent, skilled technical and marketing professionals and resellers for our operations at acceptable prices to manage our overhead;

•	our ability to raise additional equity capital, if and when needed; and

•	our ability to control our costs of operations as we expand our infrastructure and capabilities.

Liquidity and Business Risks

Our independent auditors, in their report dated November 12, 2015, expressed doubt about our ability to continue as a going concern.  At June 30, 2015 and December 31, 2014, our total stockholders’ deficit was $4,057,461 and $3,238,609, respectively.  Our net loss was $1,594,044 and $1,387,119 for the six months ended June 30, 2015 and 2014, respectively, and we used cash in our operations of $467,745 and $945,670 in the six months ended June 30, 2015 and 2014, respectively.  Net cash used in operations has resulted principally from costs incurred in the continued development of our software and marketing efforts.  We have funded our operations since inception through the use of cash obtained principally from the sale of equity securities and the placement of notes, some of which are convertible.  To continue development, we will need to raise additional capital through debt and/or equity financing.  However, additional capital may not be available on terms favorable to us and there can be no assurance that we will be successful in obtaining adequate additional financing.  We are in the process of reducing our costs associated with the delivery of services and are taking steps to grow revenues through enhanced sales effectiveness, additional sales coverage and new product offerings.  Our actual results indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined.

We believe that, of the significant accounting policies discussed in Note 2 of Notes to Financial Statements, the following accounting policies require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Revenue Recognition

We enter into arrangements to deliver multiple products or services.  We apply software recognition rules and allocate the total revenues among the elements based on vendor-specific objective evidence (“VSOE”) of fair value of each element.  We recognize revenue on a net basis excluding taxes collected from customers and remitted to government authorities.

Our sources of revenue are as follows:

1.	Software licenses, including new software license revenue from granting licenses to use our software products.

2.	Maintenance fees – software updates and product support.

3. 4.	Professional services – software implementation and customization. Subscription software services - hosted access to the software application for a subscription based fee.

We recognize revenue when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists – We have entered into a (pre-determined statement of work arrangement) legally binding arrangement with the customer before the end of the period;

•
We have delivered a product or performed a service – Delivery is considered to have occurred when we provide the software and customer has access to the software with login credentials.  Performance of a service has occurred upon receipt of customer acceptance once milestones have been met;

•
The amount of the fees are fixed or determinable and free of contingencies or significant uncertainties – We assess whether a fee is fixed and determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction.  For software licenses, we do not generally offer extended payment terms with typical terms of payment due upon delivery.  For maintenance fees, the initial payment is due upon delivery of the software and then, if renewed, they are due annually.  For professional services, the fees are determined when the arrangement is established and then due upon completion of a milestone; and

•
The collection of the related fees is fixed and determinable – We assess collectability on a customer-by-customer basis.  If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

VSOE of fair value does not exist for our software licenses; therefore, we allocate revenues to software licenses using the residual method.  Under the residual method, the amount recognized for software licenses is the difference between the total fixed and determinable fees and the VSOE of fair value for the undelivered elements under the arrangement.

The VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for these elements when sold separately. VSOE for fair value of maintenance is established using the standard maintenance renewal rate in the customer’s contract.

Our software licenses are considered off-the-shelf products as they can be added to an arrangement with insignificant changes in the underlying software code and can be used by the customer for the customer’s purposes upon installation.  There is no significant production, customization or modification to the off-the-shelf software as it can typically be used as is for customer purposes.  Complex interfaces are not necessary for our software to be functional in the customer’s environment.  Services provided by us typically involve minor enhancements, design and/or standard implementation or integration of the product into the customer’s network or environment.  The services performed by us do not result in significant alteration to the features and functionality of the off-the-shelf software code.  In most arrangements, the service and product elements are stated separately and described such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services.

Maintenance fees include promises for the right to receive services or unspecified upgrades and enhancements (or both) after the license period begins.  Generally, these services include telephone support and correction of errors (bug fixes or debugging), as well as unspecified upgrades or enhancements.  The maintenance services revenue is recognized ratable over a 12 month period and is generally renewed annually.  These fees are recognized over the period the maintenance is provided.

Professional services consist of fees for strategic consulting, configuration, training, consultation and implementation are included as a part of our services business.  Revenues for professional services are recognized when final acceptance is received from the customer acceptance of each milestone. Software consulting and implementation generally require efforts of up to three to four months on average.

Subscription software revenue is a hosting arrangement subject to the software revenue recognition guidance of ASC 985-605.  SaaS arrangements typically provide hosted access to the software application for a subscription based fee. Subscription revenue delivery of the service includes customer access to the software, typically a fee paid upfront.  Revenue is recognized over the service period or over the customer relationship period.  The customer has the contractual right to take possession of the software at any time during the hosting/subscription period without significant penalty. If feasible the customer may run the software on its own hardware or contract with another party unrelated to the vendor to host the software.  We have not recognized any subscription software revenue for the six months ended June 30, 2015 and 2014.

Results of Operations

Six Months Ended June 30, 2015 and 2014

The following table sets forth the results of our operations for the six months ended June 30, 2015 compared to our results of operations for the six months ended June 30, 2014.

	Six Months ended June 30,
	2015	2014
Statement of Operations Data:
Total revenue	$1,186,150	$787,743
Operating expenses:
Research and development	106,560	170,236
General and administrative expense	1,892,862	1,445,381
Selling expense	317,584	190,608
Amortization and depreciation expense	195,678	189,036
Total operating expenses	2,512,684	1,995,261
Loss from operations	(1,326,534)	(1,207,518)
Total interest expense	(267,510)	(179,601)
Loss before provision for income taxes	(1,594,044)	(1,387,119)
Provision for income taxes	-	-
Net loss	$(1,594,044)	$(1,387,119)

Revenue

Our total revenue increased by $398,407, from $787,743 for the six-month period ended June 30, 2014 to $1,186,150 for the same period in 2015, an increase of approximately 50.6%.  There was softening in revenue from software license sales that was compensated for from increased revenue from professional services and recurring revenue from maintenance agreements. This increase was primarily attributable to sales related to our Trident software.  Our TridentHE product continues to be our top selling product and we expect that to be the case for the remainder of 2015.

Operating Expenses

Our total operating expenses, consisting principally of general and administrative expenses, increased by $517,423, from $1,995,261 for the six-month period ended June 30, 2014 to $2,512,684 for the same period in 2015, an increase of approximately 25.9%.  The primary increase in operating expenses was due to general and administrative expense increases, as well as to salaries associated with the expansion of our sales efforts, software development costs and debt service requirements. In addition, our amortization and depreciation expenses increased by $6,642, from $189,036 for the six-month period ended June 30, 2014 to $195,678 for the same period in 2015, an increase of approximately 3.5%.  These expenses remained generally flat due to the consistent amortization of our software.

Interest and Other Expenses

Our interest expense increased by $87,909, from $179,601 for the six-month period ended June 30, 2014 to $267,510 for the same period in 2015, an increase of approximately 48.9%, due to our continued outstanding indebtedness, which we have relied on to meet our operational cash flow requirements.  We expect our interest expenses to decrease significantly following the completion of this offering as we restructure our current high cost of debt to lower cost debt thereby reducing our overall cost.

Years Ended December 31, 2014 and 2013

The following table sets forth the results of our operations for the year ended December 31, 2014 compared to our results of operations for the year ended December 31, 2013.

	Year ended December 31,
	2014	2013
Statement of Operations Data:
Total revenue	$1,794,634	$846,679
Operating expenses:
Research and development	182,314	34,207
General and administrative expense	3,265,530	2,046,559
Selling expense	438,086	229,992
Amortization and depreciation expense	388,077	300,085
Total operating expenses	4,274,007	2,610,843
Loss from operations	(2,479,373)	(1,764,164)
Total interest expense	(695,114)	(346,178)
Loss before provision for income taxes	(3,174,487)	(2,110,342)
Provision for income taxes	-	-
Net loss	$(3,174,487)	$(2,110,342)

Revenue

Our total revenue increased by $947,955, from $846,679 for the year ended December 31, 2013 to $1,794,634 for the year ended December 31, 2014, an increase of approximately 112.0%.  The growth in our annual total revenue was primarily attributable to increased sales in three revenue streams including software licenses, professional services and recurring revenue from maintenance fees.  The majority of the revenue was associated with the sales of our TridentHE product to the higher education market.

Operating Expenses

Our total operating expenses, consisting principally of general and administrative expenses, increased by $1,663,164, from $2,610,843 for the year ended December 31, 2013 to $4,274,007 for the year ended December 31, 2014, an increase of approximately 63.7%.  The primary increase in operating expenses was due to general and administrative expense increases, as well as to salaries associated with the expansion of our sales efforts and software development costs. In addition, our amortization and depreciation expenses increased by $87,992, from $300,085 for the year ended December 31, 2013 to $388,077 for the year ended December 31, 2014, an increase of approximately 29.3%.  The increase was primarily a result of capitalization of development costs.

Interest and Other Expenses

Our interest expense increased by $348,936, from $346,178 for the year ended December 31, 2013 to $695,114 for the year ended December 31, 2014, an increase of approximately 100.8%, due to our additional borrowings in 2014 to meet our operational cash flow requirements.  We expect our interest expenses to decrease significantly following the completion of this offering as we continue to eliminate some of our indebtedness through conversions to equity and are able to pay for our operations from the net proceeds of this offering.

Liquidity and Capital Resources

We have funded our operations since inception through the use of cash obtained principally from the sale of equity securities and the placement of notes, some of which are convertible into shares of our common stock.  To continue development, we will need to raise additional capital through debt and/or equity financing.  We believe the net proceeds of this offering, together with operating revenues and the remaining proceeds from our private placement of 281,500 shares of our common stock (which had aggregate gross proceeds of $703,750), will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months if we sell a minimum of 1,100,000 shares and for at least 24 months if we sell all 2,000,000 shares of our common stock in this offering.  While the initial allocation of the net proceeds of this offering represents our best estimates of their use, the amounts actually expended for these purposes may vary significantly from the specific allocation of the net proceeds set forth above, depending on numerous factors, including changes in general economic and/or regulatory climate, and the progress and development of potential strategic partnership arrangements.  However, there can be no assurance these sources of funds, even assuming that this offering is successful, will satisfy all of our requirements for any particular period of time. If we sell only the minimum number of shares yielding insufficient gross proceeds, we may be unable to cover our expenses, sufficiently fund operations or fully execute our business plan.

In November 2015, we completed a private placement of 281,500 shares of our common stock to a small number of accredited investors for aggregate gross proceeds of $703,750.  We also entered into a letter agreement and subscription agreement with Newport Capital Bancorp, LLC, of which our director, John S. Vasquez, is a principal and manager, for the purchase in four installments of an aggregate of an additional 220,000 shares for $550,000 upon the satisfaction of certain events to occur prior to the completion of this offering.  Burnham Securities Inc., one of the underwriters in this offering, was the placement agent for the private placement.  The proceeds of the private placement are being used primarily for working capital and general corporate purposes.

On October 27, 2015, we entered into a loan transaction with an existing stockholder.  The principal amount of the loan is $150,000, the maturity date is January 27, 2016 and the interest rate is 12% per annum.  A warrant to purchase 2,101 shares of our common stock at an exercise price of $2.50 per share with a term of five years was granted in connection with this loan transaction.

Cash, Cash Equivalents and Investments

As of June 30, 2015, we had $7,245 in cash and cash equivalents and a working capital deficit of $3,584,941. Our cash resources increased as additional funds were received in our private placement and loan transaction described above.

Cash Flows from Operating Activities

For the six months ended June 30, 2015, operating activities used $467,745 in cash primarily due to a net loss for the six months ended June 30, 2015 of $1.6 million, which was adjusted for stock-based compensation expenses of $559,181 and the non-favorable impact of trade receivable collections of $131,959 for working capital needs.

For the six months ended June 30, 2014, operating activities used $945,670 in cash, primarily due to a net loss for the six months ended June 30, 2014 of $1.4 million, which was adjusted for stock-based compensation expenses of $343,525 and the non-favorable impact of trade receivable collections of $268,371 for working capital needs.

Cash Flows from Investing Activities

In the six months ended June 30, 2015, $129,736 was used in investing activities due entirely to software development costs. In the six months ended June 30, 2014, $150,643 was used in investing activities including $146,009 for software development and $4,634 in acquisitions of equipment.

Cash Flows from Financing Activities

In the six months ended June 30, 2015, $603,891 of cash was provided by financing activities, primarily from the issuance of convertible notes payable net of debt issuance costs. In the six months ended June 30, 2014, $724,674 of cash was provided by financing activities, primarily from the issuance of $300,000 worth of common stock and $500,000 from the issuance of notes payable.

Operating Capital and Capital Expenditure Requirements

We expect minimal increases in our operating capital and capital expenditure requirements, which may include expenditures for computer server and storage upgrades and continued new product software development which is capitalized for a short to mid-term period of time.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.  However, we currently maintain operating leases on our Hampden and Broadway facilities, for which full liability value has not been captured on our balance sheet.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted.  Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards.  This means that an “emerging growth company” can make an election to delay the adoption of certain accounting standards until those standards would apply to private companies.  We have elected to delay such adoption of new or revised accounting standards and, as a result, we may not comply with new or revised accounting standards at the same time as other public reporting companies that are not “emerging growth companies.”  This exemption will apply for a period of five years following our first sale of common equity securities under an effective registration statement or until we no longer qualify as an “emerging growth company” as defined under the JOBS Act, whichever is earlier.

Recently Issued Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. We are currently evaluating the impact of the new standard.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 is not expected to have a material impact on our financial position, results of operations or cash flows.

In November 2014, FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity” (“ASU 2014-16”). ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendment clarifies that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. ASU 2016-16 is not expected to have a material impact on our financial position, results of operations or cash flows.

In March 2015, FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU 2015-03. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). We have adopted ASU 2015-03.

We do not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

Quantitative and Qualitative Disclosures about Market Risk

We currently have no material exposure to interest rate risk.  In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the U.S. government and its agencies and in high quality corporate bonds and commercial paper.  Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.

BUSINESS

Overview

We started our business in August 2011 to provide the IAM market with new and specialized software products based on current open-standards technologies and more competitive pricing.  The founding members of our company acquired valuable knowledge from their collective experience in providing IAM services utilizing multiple industry-leading IAM products over the past decade.  This experience and product knowledge led our management team to embark on the development of our proprietary TridentHE software, which is a new, differentiated software product focused exclusively on the education market segment that includes higher education and TridentK12 software aimed at elementary and secondary school districts.  This market segment represents more than $2.5 billion in annual revenue, has fewer competitors than the general IAM software products segment and has a highly demonstrated need for specialized software architecture.  We believe that IAM educational software products are a significant growth opportunity for our company.

Our corporate objective is to provide the education sector with identity infrastructure that enables the protection of digital identities created by the growth of internet technologies.  Through existing personnel and key new hires, we have experience across multiple IAM platforms, including Sun Microsystems, Oracle, Novell, Microsoft, Symplified and other open-source software.  We have a source-code licensing agreement with OpenIAM, LLC, a leader in the development of open-standards identity software, which can be adapted and extended for specific users, to utilize its identity manager software as part of the infrastructure of TridentHE and our other software products.

Industry Overview and Target Markets

The increasing use of internet technologies is transforming the way people work and communicate.  Consequently, more people have access to information, including certain corporate and personal data, which should be restricted.  In the digital age, “identities” are established, validated through an “authoritative source” and certain rights are “provisioned” either by one’s role (i.e., student, faculty or alumni) or by a rule (i.e., a Vice President has more access than a manager).  This administrative software is called “identity and access management” software.  IAM software provides rights and services to individuals accurately and securely, based on validating identities and authorizing access using a variety of contemporary software techniques.

IAM is one of the primary market segments within the broader cyber-security market, which includes, in addition to IAM, risk and compliance management, data encryption, data leakage prevention, data recovery, anti-virus protection, and fire wall and network security.  IAM offers four main security functions: (i) user authentication through the identification of users, roles and resources to be accessed and the creation of user accounts, (ii) authorization through password creation and management, (iii) reconciliation that assesses security risks and ensures appropriate user access, and (iv) auditing where users can create IAM reports and have centralized access to their IAM records.  Key drivers of IAM software and services include:

•	meeting compliance requirements for access to critical systems and applications,

•	improving internal security,

•	enabling growth through secure use of the internet,

•	improving end user productivity via a single sign-on enabling access to multiple applications,

•	facilitating business-to-business interactions via identity federation, and

•	improving IT efficiency by automating user provisioning and reducing calls to the help desk.

There is a particular need in the education market for IAM software due to the unique sources of authentication and the constant turnover of thousands of students each year.  Our TridentHE and TridentK12 software was designed to serve the needs of the education market by connecting to the applications used in that industry and supply provisioning services based on the needs of students, faculty and alumni.

The diagram below illustrates the intended benefits of our IAM system:

IAM Market Overview

IDC, an independent market research firm, estimated in a November 2014 report that the worldwide IAM market is expected to account for $7.1 billion in license, maintenance and SaaS revenue by 2018.  While IDC’s report showed significant historical revenue growth and predicted strong future growth in the IAM market, it also revealed considerable market fragmentation with respect to the market share and overall number of vendors.  We believe that this fragmentation creates a significant opportunity for our company on which we plan to capitalize through an aggressive product strategy that we believe is superior to the approach to IAM software and services used by several of our competitors.  During the first half of 2015, more than $2.5 billion was invested in the education technology market segment, according to a report by InsideHigherEd, a market research publication.  We believe education technology lags behind numerous other commercial enterprises in terms of technological advancements, leading to greater demand for solutions that enhance student data privacy, a topic of increasing importance as there have been many data breaches in recent years. As we focus exclusively on the education IAM market, we believe demand for our tailored, scalable solutions in the education technology market will continue to increase.

Provisioning, the key IAM function of our TridentHE and TridentK12 software, is the process of providing users such as students, faculty and employees with access to data and technology resources like email, inclusion in certain directories and access to certain information in response to automated or interactive business processes.  Other segments of the IAM market are web single sign-on, enterprise single sign-on and directory services.  We believe that, based on industry data, provisioning accounts for a majority of all IAM market revenues due to further acceptance of the enterprise environment, incorporation of managing identities in cloud computing applications, inroads into the midmarket and continued requirement of significant consulting and integration investment for implementation.

IAM Market Strategy

Our strategy is based on our belief that customers are unsatisfied with many of the products and services offered by the largest companies in the IAM market.  In conversations with a leading provisioning vendor, we were informed that 50% of third-party provisioning products end up as software that is not actually used.  Forrester and other analyst groups have commented about a shift in the way IAM products are being developed by vendors.  A Forrester report released in 2014 noted “[p]roducts that give quick answers to immediate security and audit problems (privileged user, password management, identity audit and enterprise single sign-on) continue to excel and move fast along our adoption curves.”

We believe that the current state of market fragmentation has created an opportunity for us.  In order to capture this opportunity, we entered into a strategic licensing agreement with OpenIAM to produce and develop our own proprietary identity management software.  In addition, we assembled a highly-experienced leadership team to bring our software products to market.  We offer one of the first open-standards, enterprise-class identity manager software products in the education market.  We believe that our TridentHE and TridentK12 products are higher quality, lower cost, and easier to implement and maintain than the software offered by our competitors.

Target Market Opportunity

We believe that our focus on the education sector provides a significant market opportunity for our company.  Certain members of our management have acquired extensive market knowledge through their respective business experience, including numerous higher education IAM implementations and membership in leading national education organizations such as EDUCAUSE.  We believe this market has significant needs and has demonstrated that IAM continues to be a top priority year after year.  There are over 4,700 universities and colleges and over 13,500 K-12 school districts within the United States, collectively representing a market opportunity of approximately $2.3 billion, according to IDC.

Solving IAM problems can be complex, expensive and difficult to accomplish.  Our ability to offer an innovative software product based on open-standards, common frameworks and well-known methodologies provides significant value to the education sector.  Since we provide software products built on open-standards technology that reduce the cost and complexity of implementing IAM software and services, we believe that we have significant potential to expand into and succeed in markets that were traditionally out of reach to IAM vendors because less human and monetary resources are required.

Our Identity and Access Management Software Products and Services

Our TridentHE, TridentK12 and other software products greatly improve the efficiency of IT systems with automated tools for on-boarding of new users and provisioning of user access rights.  In addition, our software products provide our customers with multiple IAM functions, including user authentication through the identification of users, roles and resources to be accessed and the creation of user accounts, authorization through password creation and management, reconciliation that assesses security risks and ensures appropriate user access, and auditing where users can create IAM reports and have centralized access to their IAM records.  A description of each of our software products is set forth below.

TridentHE for Higher Education Market

TridentHE represents one of the education market’s first open-standards (software that can be easily adapted and extended for specific users) and class identity management software programs dedicated to addressing the specific needs of higher education.  As the only identity management application built specifically for higher education, TridentHE provides comprehensive provisioning, password management and identity synchronization.  TridentHE’s provisioning capabilities allow for the creation of users, roles and resources, access that is role and rule based, automated workflows, delegated access administration and approvals, multiple authoritative sources of record and multiple targets.  TridentHE enables the establishment of a password policy, the synchronization of passwords to all applications, self-service password changes, profile management, access request approvals, white pages and FERPA compliance, and integration of our software with a help desk.  TridentHE’s reconciliation functionality allows connectors to determine if target systems have the correct credentials, automated error detection and correction, and periodic user access confirmation.  TridentHE’s audit abilities include the creation of ad hoc and custom reports.  Our TridentHE software, first released in October 2011, and its associated services and maintenance represented a majority of our total revenue for the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013.  Revenue from TridentHE sales is expected to continue to be a significant percentage of our total revenue for the full 2015 year and for 2016.

TridentK12 for K-12 Education Market

TridentK12 is an identity management software designed specifically for K-12 education, providing quality provisioning, password management and identity synchronization.  TridentK12 is a cost-effective, open standards-based identity software program that provides “out-of-the-box” integration for K-12 education environments.  TridentK12’s provisioning capabilities allow for near real-time account creation with multiple authoritative sources of record and multiple access targets based on users’ information, roles and resources, as well as automated workflow control and delegated access approvals and administration.  TridentK12’s password management allows for the establishment of a customized password policy, self-service password changes, profile management, access request approvals, white pages and the school’s FERPA compliance, synchronization of passwords to all applications, and integration of our software with a help desk.  TridentK12’s functionality allows for connectors to determine if target systems have the correct credentials, automated error detection and correction, and the periodic sending of access configurations to appropriate access approvers to confirm access of a user. TridentK12’s audit abilities include the creation of ad hoc and custom reports, automated audit workflows to enforce an organization’s access policy and centralized account and access records.  Our TridentK12 software was released in late 2014.  TridentK12 generated minimal revenue in 2014 and the first half of 2015.  We expect that revenue from TridentK12 sales will increase as a percentage of our total revenue in future periods as we expand our marketing and distribution efforts in the K-12 market segment.

EduZone

EduZone is a platform of technologies that brings together an ecosystem we call Digital Citizenship in Education.  Digital “citizenship” is the online presence, via school district systems, of students, teachers, administration, technology leaders, academic leaders, parents, application providers and other partners representing the educational community today and of the future.  In EduZone, digital citizens access a single platform where they find their digital resources, secured by a unique login, that allow them to focus on a student’s performance.  The platform is designed to be fully integrated with school district identity and information systems, under the full control and discretion of the school district, enhancing student data privacy and providing control and fast adoption that the ecosystem requires.  We initially demonstrated a prototype of our EduZone platform in mid 2015 andEduZone is currently in its “pilot stage.”  We expect to roll-out EduZone to the market on a commercial basis following this offering.

EduZone offers the following features:

•
EZ Application Launcher – This is a single website where citizens can log-in and access all of a school district’s approved applications.  These applications are all secured by the same login information issued and controlled by the school district so all the participating applications are unlocked once a citizen is logged into the application launcher.

•
EZ Application Marketplace – As applications join EduZone, all participating citizens can browse the pool of applications.  Because these applications will have already gone through the integration process, requesting a school district to approve them for use may be made through a mouse click.  Once approved, these apps will appear in the application launcher.

•
EZ Identity – Users of school district resources, whether parents, students, teachers or administrators, become digital citizens in education when their on-line persona is created upon registration, enrollment or hire.  The digital identity enables secure access to approved applications by the school district and under the privacy guidelines of the school district.

•
EZ Registry – School districts and application providers access a single registry to enroll their organizations in the EduZone platform and become digital citizens.  In the registry, the school district securely sets up access into their authentication information and approves access to other necessary information allowing EduZone to facilitate the identity exchange, as well as making approved data available to applications.  In the registry, the school district controls and sets up agreements with how applications may use and maintain the data.  Application providers use the registry to make their applications available in the EduZone Application Marketplace and agree to the terms of use by the school districts.

•
EZ Data – School districts and applications providers use and generate data that each one needs independently, but when interoperability allows them to share the data, student success is expected to improve.  EduZone data is an interoperable platform that allows the school district to maintain control while facilitating the exchange of data with the application providers.  By using the Application Programming Interface to EduZone Data, application providers have an up-to-date view into school district data while the school district maintains full control over that data and its access.  School districts can enable teachers to have a concise view into student performance, parents to access their children’s snapshot, and administrators to have a consolidated view of their domains.

TridentCloud

TridentCloud is a flexible and simple to implement software designed to provide IAM services to higher education and K-12 institutions from a cloud environment, which we refer to as IDaaS.  Once deployed within their infrastructure, an educational institution can deliver quality provisioning, password management and identity synchronization services with the financial benefits of economies of scale.  The current version of our TridentCloud is operational and is being rolled out to K-12 school districts to provide them with IDaaS services.  Subsequent versions of TridentCloud are being developed in conjunction with strategic educational partners and service providers.

For TridentHE, TridentK12 and EduZone customers, we offer services for Shibboleth software, which principally utilizes the OASIS Security Assertion Markup Language, among other widely used identity standards, to provide a federated single sign-on and attribute exchange framework.  A user authenticates with his or her organizational credentials, and the organization (or identity provider) passes the minimum identity information necessary to the service provider to enable an authorization decision.  Shibboleth also provides extended privacy functionality allowing a user and their home site to control the attributes released to each application.

Actual University Case Study

In 2009, a university located in the southern United States first invested in an IAM solution to create a simplified sign-on environment for its students and faculty.  At the time, the university’s departments could create their own active directories resulting in an individual having upwards of five passwords.  To address this problem, the university sought a more efficient system to manage identities and deployed an IAM solution from Oracle.  When it came time to upgrade the system, Oracle was no longer supporting the software, and the university would have needed to make significant investments in another IAM system.  In order to avoid re-implementing its entire IAM system, the university sought an IAM solution that could improve its existing system.

The university ultimately selected TridentHE software for its compatibility with the university’s existing IT administration system for students and its ability to tie together the university’s Oracle applications for its human resources department and its student IT administration system.  In addition, TridentHE provides the university with key directory, database and password syncing applications.  The TridentHE solution met the university’s needs, as it was easy to deploy and had a smaller hardware/storage footprint than the university’s IAM system because of its use of open standards software.

Once the university fully implemented our TridentHE software, the impact to end users from the upgrade of the IAM system was minimal.  Other than a new, sleek and modern interface, the university’s users saw no change to the university’s IAM system.  The university’s students and employees responded positively to the upgraded system and like the interface of the new self-service portal (where they go to claim their account and set up challenge questions for password protection).  Without inconveniencing users through the adoption of our TridentHE software, the university has:

•	reduced the time to implement IAM system changes by six months due to TridentHE’s simplicity and the ability to leverage already documented best practices;

•	significantly reduced the amount of hardware needed for data storage; and

•	increased flexibility for future IAM system software integrations, with no additional skills needed by IT staff due to TridentHE’s use of open standards software.

Our Growth and Expansion Strategy

Overall Strategy

We intend to grow organically by expanding our reseller channel, developing our in-house channel support, extending our product line, building our industry position and accelerating our marketing and distribution efforts.  We also intend to commercially launch our EduZone technology platform, which we expect to further broaden our product line and service offerings, and provide additional growth opportunities for our company.

We plan to develop an international market by focusing initially on countries where English is a primary working language, limiting exports to countries with sufficiently robust intellectual property and software copyright laws, enhancing global partnerships, creating greater brand awareness and building customer support infrastructure.

We are also evaluating several well-positioned companies that may be potential acquisition targets.  Areas of interest to us are cyber-security companies that could provide complementary software and/or technology platforms, existing customer bases in various niche or regional markets and experienced technical employees.  As of the date of this prospectus, we have not entered into any term sheets or agreements with respect to an acquisition.  We intend to pursue only those acquisitions that we expect to be accretive and synergistic in terms of immediate revenues, business lines, customers and cross-selling opportunities.

Key Initiatives

We are currently pursuing multiple initiatives to meet our strategic objectives.  These initiatives include the following key elements:

TridentHE Growth.  We intend to promote TridentHE software and services in order to capitalize on the opportunities created by IAM market fragmentation by filling the need for a contemporary open-standards software program in the education market.

Aegis Identity Center of Excellence.  We provide a customer-centric service center through a membership organization owned by our company through which IAM industry vendors can offer a one-stop shop for “proof of concepts” in education.

K-12 Market Initiative.  We will continue to offer our TridentK12 software and EduZone as cost-effective IAM solutions to support the digital evolution in K-12 education.  We provide secure and timely IAM accessibility customized to each user and software that can be rapidly scaled.

Second Vertical Market Evaluation.  We intend to apply our TridentHE software across other vertical markets, capitalizing on the fact that identity issues in the education market are much more difficult to solve than those in the commercial market.  We intend to pursue the selection of a second vertical market in 12 to 18 months.

Customers

Our present and potential customers are major universities and school systems.  Sales are currently performed by our internal sales team that is being expanded to include a reseller channel that will purchase and resell our IAM software products and provide integration and support services.  Our IAM software products are being used by the following schools:

•   California State Polytechnic, Pomona, CA
•   California State University, San Bernardino, CA
•   Colorado School of Mines, Golden, CO
•   Colorado State University, Pueblo, CO
•   Hawaii Pacific University, Honolulu, HI
•   New Jersey Institute of Technology, Newark, NJ
•   Queen’s University, Kingston, Ontario, Canada

•   Radford University, Radford, VA
•   Rockefeller University, New York, NY
•   Southern Illinois University, Carbondale, IL
•   St. Edward’s University, Austin, TX
•   University of Oregon, Eugene, OR
•   Wake Forest University, Winston-Salem, NC
•   Washington College, Chestertown, MD
•   West Virginia University, Morgantown, WV

In 2014, our six largest customers (by revenue) were IlliniCloud, Chicago State University, Radford University, Colorado School of Mines, West Virginia University and City College of San Francisco.  In 2013, this list included University of Oregon, Radford University, Wake Forest University, IlliniCloud, St. Edward University and a key California State University, all of which continue to license our software.

IlliniCloud and Radford University accounted for $314,253 and $197,955, respectively, or approximately 17.8% and 11.3%, respectively, of our revenue during the year ended December 31, 2014.  Except for IlliniCloud and Radford University, no single customer accounted for more than 10% of our revenue during the year ended December 31, 2014.

Marketing and Distribution

We market and distribute our software products through direct sales and our resellers.  We currently have two resellers located in the United States.  We intend to devote a portion of the net proceeds of this offering to enhance our marketing and distribution efforts.  We expect approximately 20% of software implementations will be performed directly by us with service providers or channel partners being utilized to perform the remaining implementation requirements.

Our IAM software products are sold pursuant to license agreements that allow for the installation and use of each of our licensed products on one IT system.  Our licenses allow our customers to use the version of software initially purchased into perpetuity. Our licenses come with warranties that our IAM software will perform in all material respects according to its documented specifications when used with an operating environment approved by us.  We also sell maintenance services contracts and professional services agreements to educational institutions that have already purchased software licenses for the continued support of the functionality of our IAM software.

Software Maintenance

We provide maintenance services to our educational institution customers, and regard it as a top priority.  Maintenance is provided by our technical support staff based in our main office.  Maintenance services consist of upgrades and technical phone and email support.  After an initial 90-day software warranty period, Maintenance services are provided to customers- at an annual cost of 20% of the software license fee.

We also provide training and certain implementation services to our customers and conduct training seminars.

Our Revenue Model and Pricing

Our revenue model is based on traditional software licensing.  When a customer downloads our IAM software, we receive an upfront software license fee, with annual revenue and maintenance fees of approximately 20% of the original license fee.  We estimate that our average new licensing contract generates an initial fee of approximately $75,000, and that new maintenance/service contracts range from approximately $50,000 to $200,000.

Our Technology Platform and Intellectual Property

We rely on a combination of trademark and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary information, technology and brand.  In October 2015, we submitted a trademark application for our new corporate logo, which is currently pending approval.

We protect our proprietary information and technology, in part, by requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us.  We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology.  We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that the our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our technology and services.  There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.  Protection of confidential information, trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions.  We cannot completely prevent the unauthorized use or infringement of our confidential information or intellectual property rights as such prevention is inherently difficult.  Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and intellectual property protection.

We have developed, tested and enhanced our IAM software products over the last three years.  Research and product development expenditures were $106,560 in the six months ended June 30, 2015 and $182,314 and $34,207 in the years ended December 31, 2014 and 2013, respectively.

Competition and Competitive Advantages

We face significant competition in the education segment of the IAM market.  Oracle, Microsoft, Fischer International, Hitachi, NetIQ and IBM are the primary competitors that we encounter within the education market segment, but none of these competitors focus entirely on educational institutions the way we do.  The primary focus for most of these competitors is the commercial market.  We believe that each of these companies’ IAM software is more expensive and complex than ours.  We believe our competitive advantages include:

Open-Standards Products.  We offer one of the market’s first open-standards, enterprise-class identity management software in the vertical market of higher education and K-12 school districts.  We believe that our TridentHE and TridentK12 software costs less, performs better, offers open standards technology and is easier to install and support than the IAM software offered by our competitors.  Open standards allow both our company and the higher education institution to more easily attract developers and support staff familiar with programming technologies such as Groovy and the Spring Framework.  This results in lower on-going support and maintenance costs.  Whether a customer chooses to have us provide program support, utilize an Aegis Identity partner or handle program support internally, open standards and open source partner technologies reduce a customer’s support costs.

Affordability.  We leverage open standard software to provide affordable software products for higher education.  By using open standards as part of our software, our cost of development and our customers’ ongoing cost of ownership are lower.  Complementing the overall lower cost, we offer very competitive fixed license pricing based on the overall size of the institution instead of the number of users or connectors that are required.  We believe that this makes TridentHE and TridentK12 more affordable for educational institutions with budgetary constraints.  We believe the lower price point of our TridentHE software expands our market opportunity well beyond the current enterprise-focused IAM software offered by most vendors.  For example, Sun Microsystems focused on the top 1,000 universities, and Oracle focuses on the top 600 universities.  We anticipate that our TridentHE software will be able to address the larger market of over 4,700 universities and colleges.  Additionally, we expect our TridentK12 software will be able to effectively address the unique requirements of the over 13,500 K-12 school districts in the United States.

Barriers to Entry.  While there are no absolute barriers to entering the IAM software business for the education market, we believe there are significant hurdles for prospective competitors to overcome.  These barriers include long software development time, the difficult and time-consuming process of acquiring new customers, systems testing, knowledge of the market and specific customer needs, and the cost of developing a sales distribution network.  Unlike new entrants in the industry, we have already established an internal sales force and are building a reseller network, and our software is already installed and operating at more than 35 major universities, private colleges, community college systems and school districts across the United States.

Management Experience.  Our executives have extensive experience managing companies, with significant, practical experience involving numerous IAM implementations utilizing legacy Sun Microsystems, Inc. software to deliver custom IAM services to higher education customers.  Additionally, our management has substantial vertical market expertise in the higher education market.

Higher Education Advisory Board

We have established a Higher Education Advisory Board comprised of nine members with experience in the areas of information technology, security, identity management and administration.  The members represent some of our largest customer universities such as Radford University, the University of Oregon, California State University, Southern Illinois University and the New Jersey Institute of Technology.  The Advisory Board meets periodically with our Board of Directors and management to discuss matters relating to our product roadmap and strategic direction.  Members of the Advisory board are reimbursed by us for out-of-pocket expenses incurred in serving on the Advisory Board.  To our knowledge, none of the Advisory Board members has any conflict of interest between their obligation to us and their obligations to others.

Government Regulation

Like many software businesses, our operations are subject to routine regulation by governmental agencies.  Much of this regulation will affect us indirectly, inasmuch as, and to the extent that, it affects our licensees more directly.  A summary of the laws and regulations that might affect our licensees is set forth below.

Companies conducting business on the internet are subject to a number of foreign and domestic laws and regulations.  In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security, and intellectual property rights are being debated and considered for adoption by many countries throughout the world.  Online businesses face risks from some of the proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users.  Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties.  Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our licensees’ operations, and thus, indirectly, our business.

A range of other laws and new interpretations of existing laws could have an impact on our licensees’ operations.  For example, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, liability for listing, linking, or hosting third-party content that includes materials that infringe copyrights. Various U.S. and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act.  The costs of compliance with these laws may increase in the future as a result of changes in interpretation.  Further, any failure on our licensees’ part to comply with these laws may subject them to significant liabilities.

Companies conducting online businesses are also subject to federal, state, and foreign laws regarding privacy and protection of user data.  Any failure by our licensees to comply with their posted privacy policies or privacy related laws and regulations could result in proceedings against them by governmental authorities or others, which could potentially harm their business, and consequently, our business to the extent such proceedings impact licensee revenue and the license fees payable to us stemming from such revenue.  Further, any failure by our licensees to protect their users’ privacy and data could result in a loss of user confidence in their services and ultimately in a loss of users, which could adversely affect their business, and consequently, our business.

We also must comply with the federal Family Educational Rights and Privacy Act, or FERPA, which protects the privacy and restricts the disclosure of student information.  FERPA generally prohibits an educational institution from disclosing personally identifiable information from a student’s education records without the student’s consent if the student is 18 years of age or older.  As an entity that provides IAM software and services to educational institutions, we are indirectly subject to FERPA and may not transfer or otherwise disclose any personally identifiable information from a student record to another party other than in a manner permitted under the statute.  Any violation of us by FERPA could result in a material breach of contract with one or more of our customers and could harm our reputation.  Further, if we disclose student information in violation of FERPA, the Department of Education could require one or more customers to suspend our access to student information for an extended period.

Facilities

Our principal executive offices are located in approximately 7,284 square feet of office space in Englewood, Colorado and 2,000 square feet of office space in Denver, Colorado.  We currently pay rent of $10,692 per month, under a lease that expires in May 2020, for our Englewood office and rent of $2,500 per month for our Denver office, under a one-year sublease that automatically renews on an annual basis with Newport Capital Bancorp, LLC, of which John S. Vasquez, a director of our company, is the Chairman and manager.

Employees

We currently have 16 employees who work for us on a full-time basis.  Other than five senior executives and administrative personnel, our employees are specifically focused on product development and engineering with five individuals, marketing and sales with four individuals and professional services with two individuals.  Following the closing of this offering, we plan to hire additional employees for our product development and engineering group.  None of these employees is covered by a collective bargaining agreement and management considers relations with employees to be good.

Legal Proceedings

To our knowledge, no federal, state, local or foreign governmental agency is presently contemplating any proceeding against us that would have a materially adverse result on us.  To our knowledge, no director, executive officer or affiliate of our company or owner of record or beneficially of more than 5% of our common stock is a party adverse to us or has a material interest adverse to us in any proceeding.

We received a subpoena for documents from the Colorado Department of Regulatory Authority, Division of Securities, in February 2015.  We provided the documents requested in the subpoena and have received no further correspondence.

We anticipate that we will from time to time become subject to claims and legal proceedings arising in the ordinary course of business.  It is not feasible to predict the outcome of any such proceedings, and no assurance can be made that their ultimate disposition will not have a material adverse effect on our business, financial condition, cash flows or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of our executive officers and directors, and their positions with us, as of November 10, 2015:

Name	Age	Position
J. Ralph Armijo	62	Founder and Executive Chairman of the Board
Robert Lamvik	59	President, Chief Executive Officer, Treasurer and Director
Jatinder Pannu	44	Chief Operating Officer
Hadley Evans, Jr.	54	Chief Financial Officer
Thomas Autobee	64	Director
Graham Forman	44	Director
Craig S. Newmaker	50	Director
Sanjeevan Ratnathicam	44	Director
John S. Vasquez	45	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers and directors are as follows:

J. Ralph Armijo has served as our Executive Chairman of the Board since August 2011, when he founded our company with Robert Lamvik.  Mr. Armijo served as our President from August 2011 through May 2014 when Mr. Lamvik assumed this position.  He also served as our first Chief Executive Officer from August 2011 until August 2015 when Mr. Lamvik assumed that position.  Mr. Armijo served as the Chief Executive Officer, President and Chairman of the Board for Aegis Business Group, Inc., an IAM advisory and consulting company, from 2003 through October 2011.  Prior to establishing Aegis Business Group, Inc., Mr. Armijo served as the Chairman of the Board of Navidec, Inc. from 1993 to 2001.  From 1981 to 1993, Mr. Armijo served in multiple senior management roles at Tektronix, Inc.  From 1976 to 1981, he served in various sales and marketing roles at IBM Corporation.  Mr. Armijo was also the creator of DriveOff.com, which was ultimately sold to Microsoft in 2000.  Mr. Armijo has served as a director on multiple corporate boards including: Navidec, Inc. from 1993 to 2002, DriveOff.com from 1998 to 2000, YourAutoChoice.com (an Avis Europe/Navidec joint venture) from 1998 to 2001, and VSI Holding Inc. from 1998 to 2000.  Mr. Armijo received a B.A. degree in economics from Colorado College, an M.B.A. from the Anderson School of Management at the University of California in Los Angeles (UCLA) and an Honorary Doctorate Degree from Colorado College.  In 2001, Mr. Armijo was recognized by Ernst & Young as the Rocky Mountain Region Entrepreneur of the Year in Technology Services.

As our Chairman and single largest stockholder, Mr. Armijo leads the Board and guides our company along with Mr. Lamvik.  Mr. Armijo brings extensive identity and access management industry knowledge to our company and a deep background in launching and growing technology companies.

Robert Lamvik has served as our Chief Executive Officer since August 2015, as President since May 2015 and as Treasurer and a member of our Board of Directors since August 2011, when he co-founded our company with Mr. Armijo.  Mr. Lamvik served as the Chief Operating Officer of our company from August 2011 to August 2015.  Prior to joining our company, Mr. Lamvik was the Chief Operating Officer of SAI Corp., a telecom expense management vendor, from 2008 to 2011, and he remains as a non-executive member of SAI Corp.’s board of directors.  Mr. Lamvik also held executive level positions with The Santa Cruz Operation (SCO), an operating system software company, as Vice President of Field Sales, from 1987 to 1995, and officer level roles at Asknet, an e-commerce services company, from 2007 to 2008, and Embarcadero Technologies, a computer software company, from 2004 to 2007.  From 1998 to 2003, Mr. Lamvik served as Vice President of Field Operations in North, Central and South America, for Sun Microsystems Software Sales, where he directed sales, field systems engineers, and field marketing staff from Canada to Brazil focused on enterprise deployments of Sun Microsystems IAM software, as well as relationships with channel partners and ISVs.  Mr. Lamvik earned a B.S. degree in mathematical sciences from Oregon State University and has completed executive financial management coursework at Stanford University.

Mr. Lamvik’s 25 years of experience in identity and access management companies, day-to-day operational leadership of our company and in-depth knowledge of our software and services make him well qualified as a member of our Board.

Jatinder Pannu has served as our Chief Operating Officer since August 2015, and has been a member of our management team since 2014, with responsibilities in the areas of management consulting, strategic planning, product development, system integration and enterprise software.  Mr. Pannu previously held positions at InBloom, Inc., a student data tracking company, from March 2013 to September 2014, Promethean, a maker of interactive whiteboards and software for personalized learning, from March 2012 to March 2013, and IBM-Global Services from January 2006 to October 2011.  Mr. Pannu earned B.S. and M.S. degrees in electrical engineering from the University of California, Davis.

Hadley Evans, Jr. has served as our Chief Financial Officer since September 30, 2015.  Mr. Evans previously served as the Chief Financial Officer and a director of CMS Facilities Maintenance, Inc., a facilities maintenance and engineering firm, from February 2014 to September 2015.  He was the managing member of Hailu Consulting, LLC, a consulting and business advisory firm for small companies, from February 2013 to February 2014, and Senior Director, Internal Audits for TIAA-CREF, a national financial services organization, from September 2008 to January 2013.  Mr. Evans also held executive positions with Telwares, as Vice President and Corporate Controller, from 2005 to 2008, AT&T Wireless International, as Chief Financial Officer and Business Unit Vice President, from 2003 to 2005, and General Electric Auto Warranty Services, as Chief Financial Officer from 2002 to 2003.  Mr. Evans earned a M.S. degree in accounting from Colorado Technical University and a B.S. degree in finance from Norfolk State University.  He also completed the General Management Executive Program at the University of North Carolina at Chapel Hill.  Mr. Evans is a certified auditor and a member of the Institute of Internal Auditors.

Thomas Autobee has served as a member of our Board of Directors since February 2012.  Dr. Autobee opened his private dental practice in April 1977.  He has served on the Wells Fargo Bank community board since 1993 and the Pueblo Board of Water Works since November 2005.  He acted as the President of the Pueblo Water Board from 2010 through 2011.  Dr. Autobee has served on the Council on Dental Cares Programs for the Colorado Dental Association and the Admissions Committee for the School of Dental Hygiene at Pueblo Vocational College.  He was named Diplomat by the Academy of Dental Sleep Medicine in 2004 and served as President of southeastern Colorado Dental Society in 1984.  Dr. Autobee is a founding member of and actively participates in the Latino Chamber of Commerce where his business was named the Latino Chamber of Commerce Business of the Year in 2007 and he was named the Latino Chamber of Commerce Professional of the Decade in 2010.   He is also active in the Cultural Alliance of Pueblo, the Hispanic Education Foundation Scholarship Committee, the Kiwanis Club Youth Services Committee, the Pueblo County Revolving Loan Board, the Pueblo Community College Vocational Education Advisory Board and Governor Romer’s Minority Business Opportunities Task Force.  Dr. Autobee was appointed to Colorado State Fair Commission by Governor Romer in January 1992 and served as Treasurer for Congressman John Salazar from 2006 to 2010.  He also served on the Parkview Hospital Board of Directors.  Dr. Autobee holds a B.S. degree in biology from Colorado College and received a Doctorate of Dental Surgery from the University of Iowa’s School of Dentistry.

Dr. Autobee is well qualified to serve as a director of our company due to his substantial knowledge and many years of experience with numerous educational, governmental and community institutions.

Graham Forman has served as a member of our Board of Directors since August 2015.  Since September 2013, Mr. Forman has served as Managing Director of Edovate Capital, a seed and early stage venture capital company that he founded that invests in innovative education companies.  Previously, Mr. Forman was the Vice President of Business Development for Netchemia, a leading provider of cloud-based talent management software specifically developed for the education market, from January 2011 to March 2015, and served as Netchemia’s Vice President of Sales from January 2007 to December 2010.  Mr. Forman was the Vice President of Sales for YearMovie, an early stage company focused on video production and training programs for K12 education, from August 2005 to August 2006, Vice President of Sales and Marketing for eCivis, an early stage SaaS company focused on public sector organizations, from October 2000 to April 2005, and was District Director for California Assemblyman Jack Scott from November 1996 to September 2000.  Mr. Forman earned a M.B.A. degree with a focus on marketing and entrepreneurship from the University of California at Los Angeles Anderson School of Management and a B.A. degree in political science from the University of Chicago.

Mr. Forman’s in-depth knowledge of the education market and the broad range of companies in the industry make him well qualified as a member of our Board.  He also brings transactional expertise in capital markets.

Craig S. Newmaker has served as a member of our Board of Directors since February 2012.  Mr. Newmaker is currently the Vice President and Chief Operating Officer of Veteran Engineering and Technology, LLC, an IT systems, systems engineering, training, and technical management firm, since 2003.  Mr. Newmaker previously worked as a software technical lead and manager for CTA Incorporated, Client/Server Division of Titan Corporation, and Booz-Allen & Hamilton working in the defense, e-commerce, and telecommunications domains.  Mr. Newmaker served on active duty in the U.S. Army in a variety of assignments with the Army Signal Corps.  Mr. Newmaker has over 19 years of experience in all phases of the software lifecycle including expertise in numerous computer languages and development environments.  Mr. Newmaker holds a B.S. degree in computer science from the U.S. Military Academy at West Point, graduating with academic distinction.

Mr. Newmaker provides decades of experience managing technology and software development operations in growth companies, making him well qualified as a member of our Board.

Sanjeevan Ratnathicam has served as a member of our Board of Directors since August 2015.  Mr. Ratnathicam has served as the Vice President of Finance for TeleTech Holdings, Inc., a technology consulting company, since April 2013.  Previously, he was the Vice President of Finance and Operations for Global Technology Resources Inc., a technology consulting company, from January 2007 to August 2012.  Mr. Ratnathicam was the founder and principal of RJ Support Services, a management consulting firm, from April 2002 to January 2007, the Vice President of Finance and Administration of Fetch Technologies, a data aggregation company, from December 1999 to May 2004, and Manager of Operations Planning, from February 1997 to August 1999, and Regional Controller/Staff Accountant, from November 1993 to February 1997, of Aramark, a service and distribution company.  Mr. Ratnathicam holds a B.S. degree in accounting from Pepperdine University.

Mr. Ratnathicam’s extensive knowledge of complex financial, accounting and technology management issues that are highly relevant to our business makes him well qualified to be a member of our Board.

John S. Vasquez has served as a member of our Board of Directors since April 2014.  Mr. Vasquez co-founded and serves as the Chairman of Newport Capital Bancorp, LLC, a community bank investment firm, since July 2009.  From June 2004 to July 2009, Mr. Vasquez was a principal of Newport Capital Asset Management Group, an activist private equity investment firm.  From June 1997 to June 2004, he was the President of Newport Capital Holdings, Inc., a bridge financing investment firm he founded.  Mr. Vasquez also was a Senior Vice President and Regional Manager for AXA Financial-Donaldson, Lufkin & Jenrette, a financial services and insurance company, from June 1994 to June 1997.

Mr. Vasquez has extensive knowledge of private equity investing, capital markets and mergers and acquisitions, making his input invaluable to the Board’s discussion of our growth strategies.

Board of Directors

Our Board of Directors currently consists of seven directors.  All directors hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified.  Officers serve at the discretion of our Board of Directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies set forth above.  With regard to Messrs. Armijo and Lamvik, the Board considered their demonstrated experience and skills in managing our business to date.  In the cases of Messrs. Autobee, Forman, Newmaker, Ratnathicam and Vasquez, the Board considered their substantial experience in both the education and technology markets and operational areas that will assist our corporate governance responsibilities.

The Board of Directors periodically reviews relationships that directors have with us to determine whether the directors are independent.  Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable laws, regulations and the Nasdaq listing rules.  In this latter regard, the Board of Directors uses the Nasdaq listing rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which of our directors are independent in order to comply with applicable SEC disclosure rules and the Nasdaq listing rules.

The Board of Directors has determined that, of our current directors, Messrs. Autobee, Forman, Newmaker and Ratnathicam are independent within the meaning of the Nasdaq listing rule cited above.  In the cases of Messrs. Armijo and Lamvik, their positions as current or recent executive officers of our company, together with Mr. Armijo’s beneficial ownership of more than 10% of our outstanding common stock, preclude them from being considered independent within the meaning of the Nasdaq listing rule.  In the case of Mr. Vasquez, the Board is cognizant of his position with Newport Capital Bancorp, one of our company’s principal lenders and an entity involved in several transactions with our company.

Board Committees

Our Board of Directors has an Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee.  The Audit Committee is chaired by Mr. Ratnathicam and will consist of two other independent directors.  The Compensation Committee is chaired by Dr. Autobee and the Nomination and Corporate Governance Committee will consist of an independent director.

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee each comply with the listing requirements of The NASDAQ Marketplace rules.  At least one member of the Audit Committee is an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.  Our Board of Directors has determined that Mr. Ratnathicam meets those requirements.

Codes of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Stock Market and the SEC.  We also have adopted a written code of ethics specific to our Chief Executive Officer and senior financial officers.  Prior to the closing of this offering, we will post a copy of both codes of ethics, and intend to post amendments to these codes, or any waivers of their requirements, on our company website.

Conflicts of Interest

Although we do not have a separate conflicts of interest policy, we comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving us and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities.  A summary follows of the circumstances in which such indemnification may be provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status.  Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful.  Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.  In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interest and must not have been adjudged liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.  Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter.  Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, corporate bylaws, resolutions of our stockholders or disinterested directors, or otherwise.  These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

We currently maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2014 and 2013; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2014 and 2013 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this prospectus, these individuals are collectively the “named executives” of the company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards(4)	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation(5)	Total
J. Ralph Armijo, Chairman of the Board (1)	2014	$161,532	—	—	—	—	—	$8,250	$169,782
	2013	$180,617	—	$394,666	—	—	—	$6,375	$581,658

Robert Lamvik, President and Chief Executive Officer (2)	2014	$155,656	—	—	—	—	—	$8,250	$163,906
	2013	$159,813	—	$325,489	—	—	—	$6,375	$491,677

Hadley Evans, Jr., Chief Financial Officer (3)	2014	—	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—	—
_____________________

(1)	Mr. Armijo served as our Chief Executive Officer during 2013 and 2014 and until August 25, 2015, and currently serves as our executive Chairman of the Board.

(2)
Mr. Lamvik served as our Chief Operating Officer during 2013 and 2014 and until August 25, 2015.  He has served as Treasurer during 2013, 2014 and 2015.  In May 2014, he became our President.  On August 25, 2015, he became our Chief Executive Officer and resigned as our Chief Operating Officer.

(3)	Mr. Evans joined our company as Chief Financial Officer on September 30, 2015. Prior to that time, Mr. Lamvik served as our principal financial and accounting officer.

(4)
Includes stock options to purchase 300,000 shares of common stock at an exercise price of $2.20 per share held by Mr. Armijo and stock options to purchase 225,000 shares of common stock at an exercise price of $2.00 per share held by Mr. Lamvik. The options were granted in October 2013 and vest in three equal annual installments based on continued employment. The determination of value of these option awards is based upon the Black-Scholes-Merton Option pricing model, details and assumptions of which are set out in our financial statements included in this prospectus.  The amounts represent the fair value of stock options on the grant date awarded to the named executives.

(5)	Represents payments for an automobile.

Employment Agreements and Change-in-Control Provisions

Effective November 1, 2015, each of Robert Lamvik and Hadley Evans, Jr. entered into an employment agreement with us.  The employment agreements with Messrs. Lamvik and Evans extend for a term expiring on December 31, 2016, which term automatically extends for an additional year unless we or the executive gives the other party written notice that we or he does not wish the term to be so extended.  Pursuant to these employment agreements, each of Messrs. Lamvik and Evans has agreed to devote substantially all of his working time, attention and energies to our business as our President and Chief Executive Officer and our Chief Financial Officer, respectively.  The employment agreements provide that Messrs. Lamvik and Evans will receive a base salary during the term at an annual rate of $180,000 and $150,000, respectively, for services rendered in such positions.  Following the closing of this offering, their annual base salaries will be increased to $200,000 and $175,000, respectively.  In addition, each executive is entitled to receive a quarterly bonus of $10,000 for each quarter beginning in 2016 and each year thereafter in which we have positive earnings before interest, taxes, depreciation and amortization.  Each of Messrs. Lamvik and Evans are entitled to participate in our Incentive Stock Option Plan.  We have agreed to provide Mr. Lamvik with a monthly housing allowance and to continue to provide him with an automobile.  We have also agreed to provide Mr. Evans with an automobile following this offering.

The employment agreements provide for termination by us upon death or disability of the executive or upon (i) conviction of or pleading guilty to a felony, (ii) commission of intentional acts of misconduct that materially impair the goodwill or business of our company or (iii) willful refusal or failure to perform their material duties under the employment agreements after written demand.  In the event either of the employment agreements are terminated by us without cause, such executive will be entitled to an amount equal to 1.5 times the sum of his then base salary and his quarterly bonuses for the year of such termination, prorated for the number of days that have elapsed during such year.

If there is a change in control of our company and, within 18 months after such change in control, either of Messrs. Lamvik and Evans terminates his employment for good reason or he is terminated without cause, the executive will be entitled to receive a lump-sum cash payment equal to 2 times the sum of his then base salary and quarterly bonuses for the fiscal year of such termination, prorated for the number of days that have elapsed during such year.

The employment agreements also contain covenants (a) restricting the executive from engaging in any activities competitive with our business during the term of such employment agreements and one to two years thereafter (depending on the continued payment of required termination amounts), (b) prohibiting the executive from disclosure of confidential information regarding us at any time, and (c) preventing the executive (or any employer with whom he may ultimately become associated) from hiring any employee of our company at the time of his termination.

Advisory and Consulting Agreements

We entered into a financial and business advisory services agreement with John S. Vasquez in July 2014 and amended the agreement in January 2015.  Under the agreement, as amended, we currently pay Mr. Vasquez $10,000 per month and reimburse him for reasonable out-of-pocket expenses.

We entered into a consulting agreement with M1 Advisors LLC on July 1, 2015 for business consulting and capital market advisory services in connection with this offering.  The term of the consulting agreement is one year and the parties have the option to renew for additional one year terms.  Under the agreement, we pay M1 Advisors $5,000 per month, as well travel expenses and certain limited document preparation expenses incurred by M1 Advisors in connection with its service to our company.  We also agreed to grant M1 Advisors a warrant to purchase 622,532 shares of our common stock.  The warrant has a term of five years, with an exercise price of $2.00 per share, and is exercisable on a cashless basis.  The warrant vests as follows: 15% upon the completion of a pre-going public financing of at least $1,000,000, 15% upon the filing of this registration statement and 70% upon the completion of this offering with a minimum valuation of our company of $50,000,000.  Any unvested warrants will be transferred to Newport Capital Bancorp, LLC on a fully-vested basis.  John S. Vasquez, a director of our company, is the Chairman and manager of Newport Capital Bancorp, LLC.  The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

On July 1, 2015, we entered into a consulting agreement for business consulting and capital market advisory services with Newport Capital Bancorp, LLC, which replaced and terminated a Buy-Side Advisory Agreement, dated May 15, 2015, between us and National Community Development Fund I, LLC.  John S. Vasquez, a director of our company, is the Chairman and manager of Newport Capital Bancorp, LLC and controls National Community Development Fund I, LLC.  No amounts were due under the Buy-Side Advisory Agreement.  The term of the consulting agreement is one year and the parties have the option to renew for additional one year terms.  Under the consulting agreement, we pay travel expenses and certain limited document preparation expenses incurred by Newport Capital Bancorp in connection with its service to our company and issued Newport Capital Bancorp a warrant to purchase 647,532 shares of our common stock.  The warrant has a term of ten years, with an exercise price of $2.00 per share, is exercisable on a cashless basis, and is fully vested.  The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2014, we had outstanding stock options to purchase 1,669,036 shares of common stock awarded to our named executives.

Name	Vested Shares	Unvested Shares	Total Shares
J. Ralph Armijo	369,036	400,000	769,036
Robert Lamvik	400,000	300,000	700,000
Hadley Evans, Jr.	0	200,000	200,000

Aegis Identity Software, Inc. Incentive Stock Option Plan

In October 2011, the Board of Directors adopted, and the shareholders subsequently approved, our Incentive Stock Option Plan.  The Stock Option Plan authorizes the issuance of up to 5,000,000 shares of our common stock to our key employees, including named executives, officers, directors and consultants.  As of November 10, 2015, stock options to purchase an aggregate of 3,201,119 shares of common stock had been granted with exercise prices ranging from $0.68 per share to $2.50 per share.  The Stock Option Plan provides for the grant of incentive stock options.

The exercise price of the stock options may not be less than the fair market value on the date of grant as determined by the Board of Directors and will expire no later than the tenth anniversary of the date of grant.  The Board may establish vesting or other requirements which must be met prior to the exercise of the stock options.  In the event of an adjustment in our capitalization (including, without limitation, any stock dividend, stock split, recapitalization, reclassification or similar capital change), the Board may adjust outstanding awards to preserve the benefits or potential benefits of the awards.

Our Board of Directors intends to adopt a new equity incentive award plan before the closing of this offering in order to provide additional types of equity awards including non-qualified stock options and restricted stock units, and to discontinue the use of our existing Stock Option Plan.  We expect that the new plan will reserve for issuance a total number of shares roughly equivalent to the number of shares available for future grant under our existing plan.  The new plan will also contain various provisions consistent with becoming a publicly-traded company including change in control vesting and Section 162 limitations.

Director Compensation

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash
J. Ralph Armijo	$0
Thomas Autobee	0
Graham Forman(1)	0
Robert Lamvik	0
Craig S. Newmaker	0
Sanjeevan Ratnathicam(1)	0
John S. Vasquez	0
______________________

(1)	Joined Board of Directors in August 2015.

Following the closing of this offering, we intend to compensate each non-management director through annual stock option and/or restricted stock grants and by paying cash fees for each Board of Directors and committee meeting attended. We do not currently compensate our directors as such.  Our Board of Directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned as of November 10, 2015 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our current directors;

•	each of our current executive officers; and

•	all our current directors and executive officers as a group.

Shares beneficially owned and percentage ownership before this offering is based on 4,598,850 shares of common stock outstanding.  Percentage ownership after this offering is based on 5,698,850 shares (if the minimum number of shares is sold) and 6,598,850 shares (if the maximum number of shares is sold) of common stock issued and outstanding immediately after the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities.  Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person.  Under the applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares.  In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above.  Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%.  Unless otherwise indicated, the address of each of the following persons is 750 West Hampden Avenue, Suite 500, Englewood, Colorado 80110, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

	Shares Beneficially Owned Prior to Offering		Percentage Beneficially Owned Before Offering	Percentage Beneficially Owned After Offering
Name and address of Beneficial Owner				Minimum	Maximum
J. Ralph Armijo	1,783,000	(1)	35.9%	29.4%	25.6%
Robert Lamvik	425,000	(2)	8.5%	7.0%	6.1%
Hadley Evans, Jr.	-		-	-	-
Thomas Autobee	35,000	(3)	*	*	*
Graham Forman	-		-	-	-
Craig S. Newmaker	699,206	(4)	14.7%	11.9%	10.3%
Sanjeevan Ratnathicam	-		-	-	-
John S. Vasquez	1,158,230	(5)	22.0%	18.2%	16.0%
150 Main Street Trust	500,000	(6)	10.3%	8.4%	7.3%
Garage Funding, LLC	500,000	(7)	10.3%	8.4%	7.3%
Veteran Engineering and Technology, LLC	669,206	(4)	14.1%	11.5%	9.9%
Newport Capital Bancorp, LLC	1,144,897	(5)	21.8%	18.0%	15.8%
All directors and executive officers as a group (8 persons)	4,100,436		61.0%	52.4%	47.0%
____________________

*           Less than 1% of outstanding shares.

(1)	Includes 369,036 shares of common stock issuable upon the exercise of stock options granted under our Stock Option Plan, which are currently exercisable.

(2)	Includes 400,000 shares of common stock issuable upon the exercise of stock options granted under our Stock Option Plan, which are currently exercisable.

(3)	Includes 30,000 shares of common stock issuable upon the exercise of stock options granted under our Stock Option Plan, which are currently exercisable.

(4)
Includes 536,706 shares of common stock and warrants to purchase 132,500 shares of common stock held by Veteran Engineering and Technology, LLC, of which Mr. Newmaker is the Vice President and Chief Operating Officer and is deemed to beneficially own such shares.  The address for Veteran Engineering and Technology, LLC is 5475 Mark Dabling Blvd., Suite 300, Colorado Springs, Colorado 80918.  Also includes 30,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Newmaker under our Stock Option Plan, which are currently exercisable.

(5)
Includes 497,365 shares of common stock and warrants to purchase 647,532 shares of common stock held by Newport Capital Bancorp, LLC, of which Mr. Vasquez is the Chairman and is deemed to beneficially own such shares.  The address for Newport Capital Bancorp, LLC is 11777 San Vicente Blvd., Suite 550, Los Angeles, California 90049.  Also includes 13,333 shares of common stock issuable upon the exercise of stock options granted to Mr. Vasquez under our Stock Option Plan, which are currently exercisable.

(6)
Includes 250,000 shares of common stock issuable upon the exercise of common stock purchase warrants, which are currently exercisable.  The address for 150 Main Street Trust is 10880 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.  Gilbert Cisneros exercises sole voting power and investment control with respect to the shares held by 150 Main Street Trust.

(7)
Includes 250,000 shares of common stock issuable upon the exercise of common stock purchase warrants, which are currently exercisable.  The address for Garage Funding, LLC is 11777 San Vicente Blvd., Suite 550, Los Angeles, California 90049.  Alan Goodman, the President of CSH Group, LLC, which is the managing member of Garage Funding, LLC, exercises sole voting power and investment control with respect to the shares held by Garage Funding, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreement between Aegis Business Group, Inc. and the Company

We and Aegis Business Group, Inc. (“ABG”) entered into an agreement, effective as of October 1, 2011, relating to certain administrative services provided to us by ABG, the transfer of the TridentHE trademark and related branding and goodwill.  We issued 2,000,000 shares of our common stock and paid $350,000 in cash to ABG as compensation under the agreement.  J. Ralph Armijo, our Chairman of the Board, previously served as a director and executive officer of ABG.

Agreement between J. Ralph Armijo and the Company

In November 2015, we entered into a letter agreement with J. Ralph Armijo, our Chairman of the Board, in order for the principal and accrued interest due pursuant to a promissory note entered into with Mr. Armijo on November 30, 2011, as amended, be applied toward the exercise of one of his incentive stock option grants.  The total amount due under the note was $55,055.  This amount was applied to the purchase price for the exercise of the option to purchase 80,964 shares of common stock.  The transaction was completed and the note was retired in November 2015.

Loan Transaction with Veteran Engineering & Technology LLC

On October 2, 2012, we entered into a secured loan transaction with Veteran Engineering and Technology, LLC (“VET”) in the principal amount of $381,951 with interest initially accruing at the rate of 12% per year and later increased to 18% year, compounded monthly.  Accrued interest is payable on a quarterly basis with a balloon payment of the principal and any accrued unpaid interest due on February 1, 2016 or the first business day immediately following the effective date of this registration statement, whichever occurs first.  The loan requires us to obtain approval before obtaining additional financing outside of the normal course of business or a change of ownership of more than 10% of our common stock.  The loan is guaranteed by a license agreement between the parties granting an exclusive, irrevocable, royalty free, worldwide license (limited to the department of defense market) to use TridentHE software including, without limitation, the right to manufacture, modify, sell, license, brand, create permitted modifications and take other actions subject to certain restrictions.  This license only becomes activated and effective upon a material default by us or in the event an interest payment is not made within 30 days of when due.  If the license is activated VET will have access to the source code of TridentHE and own any permitted modifications it makes to the software pursuant to the license.  The value of the license was indeterminable at the time of the transaction so, if activated, the parties have agreed to use good faith efforts to determine a mutually agreeable valuation between 50% and 100% of the principal amount of the loan.  On October 2, 2013, the loan was extended to November 2, 2013 with no changes in terms except the due date.  On May 9, 2014, another extension was signed. This extension granted the following: (1) extension of the payment of all amounts to November 2, 2014 with the option to extend for 30 more days at the lender’s discretion; (2) the interest rate was increased to 18%; (3) quarterly interest payments of $17,446 were to be due each quarter at August 2, 2014 and November 4, 2014; (4) we were required to issue warrants to the lender for the purchase of 2,500 shares of our common stock for every full month after May 9, 2014 that the loan remains outstanding, with the warrants having an exercise price of $6.00 per share and a five-year term; and (5) the lender was given the right to convert the outstanding principal and interest balance to shares of the our common stock, at the lender’s sole discretion, at $2.00 per share (until the closing of a negotiated equity transaction at a price greater than $0.50 per share). This extension also required a payment of past due interest totaling $38,772 to the lender. The loan was subsequently extended to January 2, 2015 and then further extended to the earlier of February 1, 2016 or the first business day following the effective date of a registration statement on Form S-1 filed by us.  Prior to this offering, VET beneficially owned 14.1% of our outstanding common stock and Craig Newmaker, a director of our company, is Vice President and Chief Operating Officer of VET.  As of November 10, 2015, the outstanding principal balance of this loan was $381,951.

Loan Transaction with National Community Development Fund I, LLC

On April 2, 2014, we entered into a loan agreement with National Community Development Fund I, LLC (“NCDF”) in the principal amount $500,000, which was paid in two $250,000 tranches, with interest accruing at the rate of 15% per annum.  Accrued interest of $6,250 is payable on a monthly basis.  The loan agreement required our company to issue 250,000 shares of common stock to the lender and warrants which allowed the lender to purchase 250,000 shares of common stock.  The loan is personally guaranteed by Mr. Armijo, our Chairman.  On the same date, NCFD assigned all of its rights, title and interests in the loan and related agreements to CapStar Holdings I, LLC, which has since been renamed Garage Funding, LLC and, prior to this offering, beneficially owned approximately 10.3 % of our outstanding common stock. This loan originally had a maturity date of October 2, 2015, which has been extended to April 2, 2016.  As of November 10, 2015, the outstanding balance of this note was $400,000.  John S. Vasquez, a director of our company, is a principal in Newport Capital Bancorp, LLC and one of the general partner’s managers that manages Newport Capital Bancorp, whose investment vehicle is NCDF.

Agreement between the Company and John S. Vasquez

We entered into a financial and business advisory services agreement with John S. Vasquez in July 2014 and amended the agreement in January 2015.  Under the agreement, as amended, we currently pay Mr. Vasquez $10,000 per month and reimburse him for reasonable out-of-pocket expenses.

Agreements between the Company and Newport Capital Bancorp, LLC

On July 1, 2015, we entered into a consulting agreement for business consulting and capital market advisory services with Newport Capital Bancorp, LLC, which replaced and terminated a Buy-Side Advisory Agreement, dated May 15, 2015, between us and NCDF.  John S. Vasquez, a director of our company, is the Chairman and manager of Newport Capital Bancorp.  Under the consulting agreement, we pay travel expenses and certain limited document preparation expenses incurred by Newport Capital Bancorp in connection with its service to our company and issued Newport Capital Bancorp a warrant to purchase 647,532 shares of our common stock.  The warrant has a term of ten years, with an exercise price of $2.00 per share, is exercisable on a cashless basis, and is fully vested. The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

We currently pay rent of $2,500 per month for our Denver office, under a one-year sublease that automatically renews on an annual basis with Newport Capital Bancorp, LLC, of which John S. Vasquez, a director of our company, is the Chairman and manager.

2015 Private Placement

In November 2015, we completed a private placement of 281,500 shares of our common stock to a small number of accredited investors for aggregate gross proceeds of $703,750.  We also entered into a letter agreement and subscription agreement with Newport Capital Bancorp, LLC, of which our director, John S. Vasquez, is a principal and manager, for the purchase in four installments of an aggregate of an additional 220,000 shares for $550,000 upon the satisfaction of certain events to occur prior to the completion of this offering.  Burnham Securities Inc., one of the underwriters in this offering, was the placement agent for the private placement.

Agreements between Newport Capital Bancorp, LLC and Veteran Engineering & Technology LLC and Thomas Autobee

Upon the closing of Newport Capital Bancorp’s acquisition of 497,365 shares of our common stock from shareholders Andy Dunfee and David Smizik (which will occur following the filing of the registration statement of which this prospectus forms a part), Newport Capital Bancorp intends to sell 124,341 shares of our common stock to VET and 124,341 shares of our common stock to Thomas Autobee, a director of our company, at privately negotiated prices.  Newport Capital Bancorp also intends to sell shares to a small number of individuals who participated in Newport Capital Bancorp’s acquisition of the shares at privately negotiated purchase prices.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors or affiliates.  More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested directors serving on the board.  Presently, we have four independent directors serving on the Board, and intend to maintain a board consisting of a majority of independent directors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Before this offering, there was no market for our common stock.  We have applied to list our common stock for trading on the Nasdaq Capital Market under the trading symbol “AIDM.”

Record Holders

As of November 10, 2015, there were approximately 90 holders of record of our common stock.

Dividends

We do not expect to pay cash dividends or make any other distributions in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

In October 2011, the Board of Directors adopted, and the shareholders subsequently approved, our Incentive Stock Option Plan.  The Stock Option Plan authorizes the issuance of options exercisable for up to 5,000,000 shares of our common stock to our key employees, including named executives, officers, directors and consultants.  As of November 10, 2015, stock options to purchase an aggregate of 3,201,119 shares of common stock had been granted with exercise prices ranging from $0.68 per share to $2.50 per share.  The Stock Option Plan provides for the grant of incentive stock options.

The exercise price of the stock options may not be less than the fair market value on the date of grant as determined by the Board of Directors and will expire no later than the tenth anniversary of the date of grant.  The Board may establish vesting or other requirements which must be met prior to the exercise of the stock options.  In the event of an adjustment in our capitalization (including, without limitation, any stock dividend, stock split, recapitalization, reclassification or similar capital change), the Board may adjust outstanding awards to preserve the benefits or potential benefits of the awards.

Our Board of Directors intends to adopt a new equity incentive award plan before the closing of this offering in order to provide additional types of equity awards including non-qualified stock options and restricted stock units, and to discontinue the use of our existing Stock Option Plan.  We expect that the new plan will reserve for issuance a total number of shares roughly equivalent to the number of shares available for future grant under our existing plan.  The new plan will also contain various provisions consistent with becoming a publicly-traded company including change in control vesting and Section 162 limitations.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering.  The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  As of November 10, 2015, there were 4,598,850 shares of our common stock issued and outstanding and there were no shares of our preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of its common stock possess all voting power.  Our certificate of incorporation does not provide for cumulative voting in the election of directors.  Subject to any preferential rights of any outstanding series of our preferred stock created by our Board of Directors from time to time, the holders of common stock are entitled to dividends, if any, as may be declared from time to time by the Board of Directors from funds available therefore and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders.  For a more complete discussion of our dividend policy, please see “Dividend Policy.”

The holders of our common stock do not have preemptive rights.  The rights, preferences and privileges of holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our shares of preferred stock may be issued from time to time by our Board of Directors in one or more series.  Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption, redemption  prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the stockholders.  We have no current plans to issue any shares of preferred stock.

Limitations on Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law.  In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director.  The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

Article 8 of our corporate bylaws provides that we shall indemnify our directors, officers, employees and agents.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

We currently maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933.

Provisions of Our Certificate of Incorporation, Bylaws and/or Delaware Law that May Have an Anti-Takeover Effect

Certain provisions set forth in our certificate of incorporation, in our bylaws and/or in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our certificate of incorporation contains provisions that permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of our certificate of incorporation, bylaws and/or Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board, and to discourage certain types of transactions that may involve an actual or threatened change of control.  In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.  The provisions also are intended to discourage certain tactics that may be used in proxy fights.  However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.  Such provisions also may have the effect of preventing changes in our management.

Stock Exchange Listing

We have applied to have our common stock approved for listing on the Nasdaq Capital Market under the trading symbol “AIDM.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock will be Continental Stock Transfer & Trust Company, located at 17 Battery Place, 8th Floor, New York, New York 10004.

UNDERWRITING

We have entered into an underwriting agreement with Burnham Securities Inc. for itself and as representative (the “Representative”) of the underwriters named therein, with respect to the shares of our common stock in this offering.  Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, up to 2,000,000 shares of our common stock, on a best efforts basis.

The underwriting agreement provides that the obligation of the underwriters to arrange for the offer and sale of the shares of our common stock, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (i) receipt of a listing approval letter from the Nasdaq Capital Market, (ii) delivery of legal opinions and (iii) delivery of auditor comfort letters.  The underwriters are under no obligation to purchase any shares of our common stock for their own account.  As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated, or even if consummated that we will in fact obtain a listing on the Nasdaq Capital Market.  The underwriters may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.  The underwriters propose to offer the shares to investors at the public offering price, and will receive the underwriting commissions, set forth on the cover of this prospectus.  The gross proceeds of this offering will be deposited at Signature Bank, New York, New York, in an escrow account established by us, until we have sold a minimum of 1,100,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  Once we satisfy the minimum stock sale and Nasdaq listing conditions, the funds will be released to us.

We anticipate the shares of our common stock will be listed on the Nasdaq Capital Market under the symbol “AIDM.”  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  If the application is approved, trading of our shares on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.

The following table and the two succeeding paragraphs summarize the underwriting compensation and estimated expenses we will pay:

	Public Offering Price	Underwriting Commissions	Proceeds to Us, Before Expenses
Per share	$5.00	$0.35	$4.65
Total minimum offering	$5,500,000	$385,000	$5,115,000
Total maximum offering	$10,000,000	$700,000	$9,300,000

We have agreed to reimburse the underwriters for expenses incurred relating to the offering, including all actual fees and expenses incurred by the underwriters in connection with, among other things, due diligence costs, the underwriters’ “road show” expenses, and the fees and expenses of the underwriters’ counsel.  The fees and expenses of underwriters’ counsel shall not exceed $100,000.  We estimate that the total expenses of this offering, excluding underwriting commissions described above, will be approximately $562,000 (if the minimum number of shares is sold) and $592,000 (if the maximum number of shares is sold).  We paid the representative an advisory fee of $50,000 upon the signing of the engagement letter between us and them and have also agreed to pay the representative an additional $25,000 at the time of our initial filing of this registration statement and $25,000 at the closing of this offering.

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 7% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 100.0% of the initial public offering price (the “Underwriter Warrants”).  The Underwriter Warrants and the underlying shares of common stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days from the effective date of the registration statement for this offering in accordance with FINRA Rule 5110.  The Underwriter Warrants will expire on the fifth anniversary of the effective date of the registration statement for this offering.

The underwriters have informed us that they may provide an allowance not in excess of $____ per share to other dealers out of the underwriters’ commission of $____ per share.  No underwriters or selling group members will receive any fees or warrants in connection with the purchase by any of our officers or directors or their respective affiliates of shares of common stock in this offering.

A prospectus in electronic format may be made available on the websites maintained by the underwriters, or selling group members, if any, participating in the offering.  The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders.  Internet distributions will be allocated by the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise, in each case without the prior consent of the Representative for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) the issuance by us of shares of our common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of this offering, hereafter issued pursuant to our currently existing or hereafter adopted equity compensation plans or employment or consulting agreements or arrangements of which the representative has been advised in writing or which have been filed with the Commission or (C) the issuance by us of stock options or shares of capital stock of our company under any currently existing or hereafter adopted equity compensation plan or employment/consulting agreements or arrangements of our company.

Our directors, executive officers and holders of 5% or more of our outstanding shares of common stock following this offering will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, will not, without the prior written consent of the Representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, assign, transfer, pledge, grant any option to purchase or otherwise dispose of, or announce the intention to otherwise dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for shares of our common stock, or any warrants or other rights to purchase, the foregoing (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for shares of our common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, or (iv) publicly announce an intention to effect any transaction specified in clause (i) or (ii) above.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect thereof.

We have applied to have our common stock approved for listing on the Nasdaq Capital Market under the symbol “AIDM.”  If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.  We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market.  Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market.  The listing approval letter will serve only to confirm that, if we sell a number of shares in this best efforts offering sufficient to satisfy applicable listing criteria, our common stock will in fact be listed.

Prior to this offering, there has been no public market for our common stock.  The initial public offering price has been determined by negotiations between us and the underwriters.  In determining the initial public offering price, we and the underwriters have considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, our current common stockholders will own 4,598,850 shares of our common stock, representing approximately 80.7% (if the minimum number of shares is sold) and 69.7% (if the maximum number of shares is sold) of the total outstanding shares of our common stock.  We will also have 3,201,119 shares of our common stock reserved for issuance under our Stock Option Plan and 2,641,866 shares of our common stock reserved for issuance upon the exercise of outstanding warrants.  Upon completion of this offering, 5,698,850 shares (minimum) and 6,598,850 shares (maximum) of our common stock will be issued and outstanding.  In addition, upon the closing of this offering, we will issue to the underwriters warrants to purchase 77,000 shares (minimum) to 140,000 (maximum) shares of our common stock.  See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 56,989 shares (minimum) and 65,989 (maximum) immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction (i) occurring before the effective date of our initial public offering (ii) that was completed in reliance on Rule 701 and (iii) that complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Standoff Provisions

Our directors, executive officers and holders of 5% or more of our outstanding shares of common stock following this offering will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities will agree not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions.  See “Underwriting” for a description of these lock-up provisions.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock reserved for future issuance under our Stock Option Plan.  We expect to file this registration statement as soon as practicable after our initial public offering.  Nevertheless, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.  Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law.  We currently maintain insurance for the benefit of any director or officer, which cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our common stock being offered by this prospectus as our counsel.  DLA Piper LLP (US), New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Aegis Identity Software, Inc. as of December 31, 2014 and December 31, 2013, have been included herein and in the registration statement in reliance upon the report of RRBB Accountants & Advisors, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, upon the authority of said firm as experts in auditing and accounting.  As indicated in its reports with respect thereto, these consolidated financial statements are included in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the authority of RRBB Accountants & Advisors as experts in auditing and accounting, with respect to each such respective report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act, with respect to the shares of our common stock offered by this prospectus.  This prospectus does not contain all the information set forth in the registration statement.  For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement.  Statements contained in this prospectus as to the contents of any contract, agreement or other documents to which we make reference are not necessarily complete.  In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

Following this offering, we will be subject to the reporting and information requirements of the Exchange Act, and, as a result, we file annual, quarterly and current reports, and other information with the SEC.  You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC.  The SEC maintains an Internet site that contains periodic and current reports, information statements, and other information regarding issuers that file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.

We will provide a copy of our annual report to stockholders, including our audited financial statements, at no charge upon written request sent to Aegis Identity Software, Inc., 750 West Hampden Avenue, Suite 500, Englewood, Colorado 80110.  Our corporate website is located at http://www.aegisidentity.com.  The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

AEGIS IDENTITY SOFTWARE, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aegis Identity Software, Inc.

We have audited the accompanying balance sheets of Aegis Identity Software, Inc. as of December 31, 2014 and 2013, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014. Aegis Identity Software, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Identity Software, Inc. as of December 3,1 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and a significant stockholders’ deficit, and has limited cash availability.  This raises substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rosenberg Rich Baker Berman & Company
Somerset, NJ
November 12, 2015

Aegis Identity Software, Inc.
Balance Sheets
December 31, 2014 and 2013

	2014	2013
Assets
Current Assets
Cash and cash equivalents	$835	$397,846
Trade receivable, net	101,021	19,501
Due from related party	10,000	-
Other current assets	12,915	-
Total Current Assets	124,771	417,347

Software, net	585,319	707,117
Equipment, net	3,939	-
	589,258	707,117

Other Assets, deposit	4,214	4,214

Total Assets	$718,243	$1,128,678

Liabilities and Stockholders' Equity
Current Liabilities
Current portion of notes payable, net	$264,539	$273,007
Current portion of notes payable, related party, net	477,100	105,600
Current portion of convertible notes payable, net	956,000	126,000
Current portion of convertible notes payable, related party net	381,951	381,951
Accounts payable	214,115	194,293
Deferred maintenance revenue	206,111	95,273
Due to related party	29,975	29,975
Other accrued liabilities	415,452	395,143
Total Current Liabilities	2,945,243	1,601,242

Long-term Notes Payable
Notes payable, net	922,859	956,898
Convertible notes payable, net	88,750	118,750
	1,011,609	1,075,648
Commitments and contingencies (Note 7)

Stockholders' equity
Preferred stock, $0.001 par value, authorized 10,000,000; no shares issued or outstanding
Common stock, $0.001 par value, authorized 100,000,000;	3,872	3,452
issued and outstanding- 3,871,737 shares at December 31, 2014 and 3,451,812 shares at December 31, 2013
Additional paid in capital	4,685,084	3,201,414
Accumulated deficit	(7,927,565)	(4,753,078)
Total Stockholders' deficit	(3,238,609)	(1,548,212)
Total Liabilities and Stockholders' Equity	$718,243	$1,128,678

The accompanying notes are an integral part of the financial statements.

Aegis Identity Software, Inc.
Statements of Operations
For the Years Ended December 31, 2014 and 2013

	2014	2013

Software licenses	$611,225	$356,100
Professional services	966,947	395,350
Maintenance fees	216,462	95,229
Total revenue	1,794,634	846,679

Operating expense
Research and development	182,314	34,207
General and administrative expense	3,265,530	2,046,559
Selling expense	438,086	229,992
Amortization and depreciation expense	388,077	300,085
Total operating expenses	4,274,007	2,610,843

Loss from operations	(2,479,373)	(1,764,164)

Interest expense	(576,790)	(290,664)
Interest expense, related party	(118,324)	(55,514)
	(695,114)	(346,178)

Loss before income taxes	(3,174,487)	(2,110,342)

Income tax expense	-	-

Net loss	$(3,174,487)	$(2,110,342)

Loss per share, basic and diluted	$(0.85)	$(0.70)

Common shares outstanding, basic and diluted	3,717,464	3,023,507

The accompanying notes are an integral part of the financial statements.

Aegis Identity Software, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2014 and 2013

	Number of Shares	Par Value	Additional Paid In Capital	Retained Earnings	Total Equity (Deficit)

Balance, December 31, 2012	2,717,994	$2,718	$1,451,031	$(2,642,736)	$(1,188,987)

Common stock issued	733,818	734	1,417,000	-	1,417,734
Stock-based compensation	-	-	311,168	-	311,168
Stock warrants issued	-	-	22,215	-	22,215
Net loss	-	-	-	(2,110,342)	(2,110,342)

Balance, December 31, 2013	3,451,812	$3,452	$3,201,414	$(4,753,078)	$(1,548,212)

Common stock issued	417,425	417	330,659	-	331,076
Stock-based compensation	-	-	766,210	-	766,210
Stock warrants issued	-	-	376,804	-	376,804
Conversion of notes payable to common stock	2,500	3	9,997	-	10,000
Net loss	-	-	-	(3,174,487)	(3,174,487)

Balance, December 31, 2014	3,871,737	$3,872	$4,685,084	$(7,927,565)	$(3,238,609)

The accompanying notes are an integral part of the financial statements.

Aegis Identity Software, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013

Cash flows from operating activities:
Net loss	$(3,174,487)	$(2,110,342)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization and depreciation expense	388,077	300,085
Stock based compensation	766,210	311,168
Stock warrant expense	376,804	22,215
Changes in operating assets and liabilities:
Trade receivable	(81,520)	(3,173)
Prepaid and other current assets	(22,915)	10,848
Accounts payable	19,822	103,350
Other accrued liabilities	137,646	(442,482)
Net cash used in operating activities	(1,590,363)	(1,808,331)

Cash flows from investing activities:
Purchase of equipment	(4,634)	-
Software development costs	(265,583)	(342,911)
Net cash used in investing activities	(270,217)	(342,911)

Cash flows from financing activities:
Proceeds from issuance of common stock	331,076	1,417,734
Proceeds from notes payable	15,000	1,305,503
Proceeds from notes payable, related party	500,000	6,750
Proceeds from convertible notes payable	840,000	253,750
Payments on notes payable	(58,007)	(259,597)
Payments on notes payable, related party	(128,500)	(180,500)
Payments of convertible notes	(36,000)	(9,000)
Net cash provided by financing activities	1,463,569	2,534,640

Net Increase (Decrease) in Cash and Cash Equivalents	(397,011)	383,399
Cash and Cash Equivalents, Beginning of Year	397,846	14,447

Cash and Cash Equivalents, End of Year	$835	$397,846

Supplemental disclosures
Cash payments during the year for income taxes	$-	$-
Cash payments during the year for interest	$226,339	$243,859
Noncash investing and financing activities
Conversion of notes payable to common stock	$10,000	$-

The accompanying notes are an integral part of the financial statements.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013
Note 1 – Nature of Organization

Aegis Identity Software, Inc. (the “Company”, “Our”, “Us” or “We”) was founded in August 2011 by experienced software industry executives focused on developing Identity and Access Management (“IAM”) solutions needed to support the growth of internet technologies and associated proliferation of digital identities.

The Company is an IAM solution provider to the Educational Technology (“Ed-Tech”) sector and currently provides two solutions that generate on-going revenues from both universities and K-12 schools.  The education market has significant need for our IAM solutions as demonstrated by the fact that acquiring and integrating IAM solutions continue to be a top priority year-over-year for school administrators to meet the Family Educational Rights and Privacy Act compliance and manage the access to an ever increasing number of applications.

The Company offers customers the option to purchase software products and related services to manage their own environments, or to access its IAM solution through a comprehensive cloud service offering.  Customers that purchase software products may elect to purchase software license updates and product support contracts, which provide customers with rights to unspecified product upgrades and maintenance releases issued during the support period as well as technical support assistance.

The Company also offers customers a broad set of services offerings including consulting services, advanced customer support services and training services.

In July 2015, the Company effected a one (1) for four (4) reverse split of its common stock. Upon the effectiveness of the reverse stock split, (i) every four (4) shares of outstanding common stock was combined into one (1) share of common stock, (ii) the number of shares of common stock for which each outstanding option or warrant to purchase common stock is exercisable was proportionally decreased on a one (1) for four (4) basis, (iii) the exercise price of each outstanding option or warrant to purchase common stock was proportionately increased on a one (1) for four (4) basis, and (iv) the conversion price of each outstanding convertible obligation was proportionately increased on a one (1) for four (4) basis. All of the outstanding common stock share numbers, warrants, share prices, exercise prices and per share amounts have been adjusted in these financial statements, on a retroactive basis to reflect this one (1) for four (4) reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock were not adjusted as a result of the reverse stock split.

Note 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Significant estimates affecting the financial statements include collection of trade and other receivables for contract reserves, recoverability of certain assets, conversion of certain notes payable and income taxes. The valuation of the stock options using a Black Scholes model is based upon interest rates, stock prices, maturity estimates, volatility and other factors. The Company believes these estimates and assumptions are reliable. However, these estimates and assumptions may change in the future based on actual experience as well as market conditions. It is at least reasonably possible that the estimates used will change in the near term.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments (with original maturities of three months or less) at date of acquisition as cash equivalents, including money market funds. Cash equivalents are reported at fair value. As of December 31, 2014 and 2013 the Company did not have any cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under normal trade terms. The Company reviews accounts receivable for uncollectible accounts and provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. The Company considers trade accounts receivable past due for more than 90 days to be delinquent. The Company writes off delinquent receivables against our allowance for doubtful accounts based on individual credit evaluations, the results of collection efforts, and specific circumstances of customers.

The Company records recoveries of accounts previously written off as an increase in allowance for doubtful accounts when received. To the extent data the Company uses to calculate these estimates does not accurately reflect bad debts; adjustments to these reserves may be required. The total allowance for doubtful accounts at December 31, 2014 and 2013 was $-0-.

Concentration of Business and Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents and trade receivables. We believe that concentrations of credit risk with respect to trade receivables are limited as they are primarily from education agencies.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

At times, cash balances may exceed federally insured limits and this potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

For the year ended December 31, 2014, the Company had two customers that represented approximately 17.8% and 11.3% of sales, respectively.
Reportable Segment

The Company has one reportable segment. The Company’s activities are interrelated and each activity is dependent upon and supportive of the others. Accordingly all significant operating decisions are based on the analysis of financial results provided by one single business.

Financial Instruments

The carrying values of cash and cash equivalents, trade receivables, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The Company has determined that it is not practical to estimate the fair value of our notes payable and convertible notes because of their unique nature and the costs that would be incurred to obtain an independent valuation. The Company does not have comparable outstanding debt on which to base an estimated current borrowing rate or other discount rate for purposes of estimating the fair value of the notes payable and have not yet obtained or developed a valuation model.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Revenue Recognition

The Company enters into arrangements to deliver multiple products or services (multiple-elements).  The Company applies software recognition rules and allocates the total revenues among the elements based on vendor-specific objective evidence (“VSOE”) of fair value of each element.  The Company recognizes revenue on a net basis excluding taxes collected from customers and remitted to government authorities.

The Company’s sources of revenue are as follows:

1.	Software licenses, including new software licenses revenue from granting licenses to use our software products.
2.	Maintenance fees – software updates and product support.
3.	Professional services – software implementation and order fulfillment and installations.
4.	Subscription Software Revenue - hosted access to the software application for a subscription based fee.

The Company recognizes revenue when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists – The Company has entered into a (pre-determined statement of work arrangement) legally binding arrangement with the customer before the end of the period;
•
The Company has delivered a product or performed a service – Delivery is considered to have occurred when the Company provides the software and customer has access to the software with login credentials.  Performance of a services has occurred when milestones have been met;

•
The amount of the fees are fixed or determinable and free of contingencies or significant uncertainties – The Company assesses whether a fee is fixed and determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction.  For software licenses, the Company does not generally offer extended payment terms with typical terms of payment due upon delivery.  For maintenance fees, the initial payment is due upon delivery of the software and then, if renewed, they are due annually.  For professional services, the fees are determined when the arrangement is established and then due upon completion of a milestone; and

•
The collection of the related fees is reasonably assumed – The Company assesses collectability on a customer-by-customer basis.  If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

The VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for these elements when sold separately. VSOE for fair value of maintenance is established using the standard maintenance renewal rate in the customer’s contract.

The Company's software licenses are considered off-the-shelf products as they can be added to an arrangement with insignificant changes in the underlying software code and can be used by the customer for the customer's purposes upon installation. There is no significant production, customization or modification to the off-the-shelf software as it can typically be used as is for customer purposes. Complex interfaces are not necessary for the Company's software to be functional in the customer's environment. Services provided by the Company typically involve minor enhancements, design and/or standard implementation or integration of the product into the customer's network or environment. The services performed by the Company does not result in significant alteration to the features and functionality of the off-the-shelf software code. In most arrangements, the service and product elements are stated separately and described such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Maintenance Fees include promises for the right to receive services or unspecified upgrades and enhancements (or both) after the license period begins. Generally, these services include telephone support and correction of errors (bug fixes or debugging), as well as unspecified upgrades or enhancements. The maintenance services revenue is recognize ratable over a 12 month period (1/12) and is generally renewed annually. These fees are recognized over the period the maintenance is provided.

Professional Services consisting of fees for strategic consulting, configuration, training, consultation and implementation are included as a part of the Company services business. Revenues for professional services are recognized when acceptance is received from the customer for each milestone.

Subscription Software Revenue is a hosting arrangement subject to the software revenue recognition guidance of ASC 985-605. Software as a Service (SAAS) arrangements typically provide hosted access to the software application for a subscription based fee. Subscription revenue delivery of the service includes customer access to the software, typically a fee paid upfront. Revenue is recognized over the service period or over the customer relationship period. The customer has the contractual right to take possession of the software at any time during the hosting/subscription period without significant penalty. If feasible the customer may run the software on its own hardware or contract with another party unrelated to the Company to host the software.  The Company has not recognized any subscription software revenue for the years ended December 31, 2014 and 2013.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from the Company’s maintenance revenues and professional services described above and are recognizable as the revenue recognition criteria are met. The Company generally invoices the customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year non-cancellable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Research and Development

The Company expenses research and development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.For the years ended December 31, 2014 and 2013 depreciation expense was $695 and $-0-, respectively.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, which include equipment and software, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. No impairment losses were required to be recognized at December 31, 2014 and 2013.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Capitalized Computer Software Development Costs

The Company capitalizes certain computer software development costs in accordance with the FASB Accounting Standards Codification Costs of Software to be Sold, Leased or Marketed Topic. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established.  Thereafter, all software development costs are capitalized and reported at the lower of unamortized costs or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Capitalized computer software development costs are being amortized ratably on a straight-line basis over three years.

The Company makes ongoing evaluations of the recoverability of the capitalized software by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value. There was no impairment charge related to capitalized software development costs during the years ended December 31, 2014 and 2013.

Total expenditures for capitalized computer software development costs and amortization of capitalized computer software development costs are as follows:

	Year Ended December 31,
	2014	2013
Total capitalized software development costs	$265,583	$342,911
Total amortization of capitalized software development costs	$378,382	$300,085

Capitalized computer software development costs consist of the following at December 31, 2014 and 2013:

	2014	2013
Capitalized software development costs	$1,385,656	$1,120,072
Accumulated amortization	(800,337)	(412,955)
	$585,319	$707,117

Of the capitalized software development costs that are currently completed and being amortized, the Company expects amortization expense for the next four years to be as follows:

2015	$366,248
2016	161,800
2017	55,754
2018	1,581
$585,319

Deferred Offering Costs

Deferred offering costs consist principally of professional fees, primarily legal and accounting, and other costs such as printing and registration costs incurred in connection with the planned initial public offering ("IPO") of the Company's common stock. As of December 31, 2014, the Company had not incurred any costs directly attributable to its proposed IPO, which have been deferred. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Warrants

The Company evaluates its warrants for appropriate classification as either a liability or equity. The Company first evaluates whether or not the warrants are indexed to the Company's common stock and if so, it further evaluates whether or not it meets the requirements for equity treatment. Warrants that are accounted for as a liability are adjusted to fair value at each reporting date through the statement of operations in an account entitled "Change in fair value of warrant liability." Warrants accounted for as equity are not adjusted in subsequent periods. The Company issued warrants to a lender with an unspecified number of warrants to be issued. The agreement requires the Company to issue 2,500 warrants for each month the loan is not paid in full.

The requirements of this loan agreement caused the Company to consider Derivative Accounting for the extended terms, primarily because there is not a limit on the number of warrants that could be issued under this transaction. The Company has evaluated this accounting method and management and insiders would control the vote to increase the number of authorized shares which would allow the Company enough time to settle this issue with the lender.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC"), Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock and modifications to existing stock options, to be recognized in the statements of operations based on their fair values.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the awards, which is generally the vesting term.

Equity instruments (“instruments”) issued to non-employees are recorded on the basis of the fair value of the instruments, as required by ASC 505, Equity Based Payments to Non-Employees, or ASC 505. ASC 505 defines the measurement date and recognition period for such instruments. In general, the measurement date is when either (a) a performance commitment, as defined, is reached or (b) the earlier of the non-employee performance is complete. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in ASC 505.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accounts for uncertain tax positions in accordance with the provisions of FASB ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on a tax return. Under this standard, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties, if any, are classified as income tax expense in the financial statements. As of December 31, 2014 and 2013, the Company does not have any uncertain tax positions.

Advertising

All advertising costs are expensed as incurred. The total advertising expense for December 31, 2014 and 2013 was $2,020 and $9,251, respectively.

Recent Accounting Pronouncements

In November 2014, FASB issued ASU 2014-16, "Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity" ("ASU 2014-16"). ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendment clarifies that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. ASU 2014-16 is not expected to have a material impact on our financial position, results of operations or cash flows.

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of the new standard.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which provides guidance on management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). The Company has adopted ASU 2015-03 in these financial statements and it did not have a material impact on the Company’s financial position, results of operations and cash flows.

Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

Liquidity and Business Risk

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  At December 31, 2014 and 2013, the Company’s total stockholders’ deficit was $3,238,609 and $1,548,212, respectively. The net loss was $3,174,487 and $2,110,342 for the years ended December 31, 2014 and 2013, respectively, and the Company used cash in our operations of $1,590,363 and $1,808,331 for the years ended December 31, 2014 and 2013, respectively. Net cash used in operations has resulted principally from costs incurred in the continued development of the software and marketing efforts. The Company has funded its operations since inception through the use of cash obtained principally from the sale of equity securities and the placement of notes, some of which are convertible. To continue development, the Company will need to raise additional capital through debt and/or equity financing. However, additional capital may not be available on terms favorable to the Company and there can be no assurance that the Company will be successful in obtaining adequate additional financing. The Company is in the process of reducing its costs associated with delivery of services and taking steps to grow revenues through enhanced sales effectiveness, additional sales coverage, and new product offerings. The actual results of the Company indicate the existence of a material uncertainty of which may cast significant doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3. Fair Value Measurements

Current accounting guidelines defines fair value, establishes a framework for measuring fair value in accordance with ASC section 820, and requires certain disclosures for measuring fair values.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:  Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2:  Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Level 3:  Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 4. Other Accrued Liabilities

Other accrued liabilities consist of the following at December 31, 2014 and 2013:

	2014	2013
Accrued wages and benefits	$168,516	$103,455
Accrued interest	246,936	116,008
Customer deposits	-	82,675
Other	-	93,005
	$415,452	$395,143

Note 5. Notes Payable

Notes payable consist of the following at December 31, 2014 and 2013:
	2014	2013
Notes payable	$1,673,623	$1,345,130
Less discount	9,125	9,625

Notes payable, net of discount	$1,664,498	$1,335,505
Current portion of notes payable	741,639	378,607
Long term portion of notes payable	$922,859	$956,898

On October 31, 2012, the Company entered into a note payable with an individual which had an original principal balance of $100,000. The note accrues interest at 12% annually, to be paid on the maturity date. The original due date was June 30, 2014. Subsequent to June 30, 2014, the lender agreed to extend the due date of this note to December 31, 2015. The balance of this note at December 31, 2014 and 2013 was $100,000. Accrued interest on this note was $26,000 and $14,000 at December 31, 2014 and 2013.

On November 30, 2011, the Company entered into a note payable with a shareholder, founder and current Executive Chairman of the Board of Directors with an original balance of $333,100. The original due date of this note was January 31, 2012. The intent of this loan was to aggregate several advances made by the lender during 2011. Effective July 24, 2013 the parties agreed to amend the note and extend the due date to December 1, 2013. On December 1, 2014, the parties agreed to extend the due date to March 31, 2015. Subsequent to March 2015, the parties agreed to extend the due date to November 1, 2015. Beginning on December 1, 2014, the note has accrued interest at 12% annually. Subsequent to November 1, 2015 the principal and accrued interest of the note were applied to the proceeds for the exercise of an incentive stock option by the lender for 80,964 shares of common stock. The balance of this note at December 31, 2014 and 2013 was $49,600. Accrued interest on this note was $496 and $-0- at December 31, 2014 and 2013, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

On February 14, 2013, the Company entered into a note payable with a shareholder, founder and current Executive Chairman of the Board of Directors with an original balance of $11,000. The original due date of the note was June 1, 2013. The note accrued interest at 12% annually. This loan was paid in full and the accrued interest was forgiven by the lender during 2014, therefore recorded as an increase in additional paid in capital on the balance sheet. The balance of the note at December 31, 2014 and 2013 was $-0- and $11,000, respectively. Accrued interest on this note was $-0- and $1,155 at December 31, 2014 and 2013, respectively.

On August 30, 2013, the Company entered into a Loan Agreement with a shareholder. The original balance of the loan was $100,000 at an interest rate of 5.25%. If the loan is not paid at its first maturity date the interest will be changed to the lenders bank’s prime plus 2%. The loan is secured by all the personal property of the Company. The loan agreement required the payment of an origination fee of $1,000 and a loan fee of $10,000 on February 3, 2014. The Company recorded these fees as a debt discount and amortized it over the term of the loan. The loan agreement requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. This loan was originally due August 30, 2014. The parties extended the maturity date to September 5, 2015 with all other terms remaining the same. Subsequent to September 5, 2015, the parties agreed to extend the note and fee agreement to October 5, 2016. The balance of the note at December 31, 2014 and 2013 was $100,000. Accrued interest on this note was $7,000 and $1,750 at December 31, 2014 and 2013, respectively.

On July 8, 2013, the Company entered into a note payable with an entity owned by a shareholder and a member of the Board of Directors.  The note had an original principal balance totaling $20,000. The original due date of this note was January 8, 2014. The note accrues interest at 12% annually. On May 15, 2015 the parties agreed to extend this note to November 1, 2015. Prior to November 1, 2015 the total principal and accrued interest were converted to shares of common stock at $4.00 per share. The balance of this note at December 31, 2014 and 2013 was $2,500 and $20,000, respectively. Accrued interest on this note was $300 and $1,250 at December 31, 2014 and 2013.

On November 15, 2013, the Company entered into a note payable with an entity owned by a shareholder and a member of the Board of Directors. The note had an original principal balance totaling $25,000. The original due date of this note was March 31, 2014. The note accrues interest at 12% annually starting December 16, 2013. The note payable required the payment of a handling fee of 1% of the original balance payable at maturity. On May 15, 2015 the parties agreed to extend this note to November 1, 2015. Prior to November 1, 2015 the total principal and accrued interest were converted to shares of common stock at $4.00 per share. The balance of this note at December 31, 2014 and 2013 was $25,000. Accrued interest on this note was $375 and $3,000 at December 31, 2014 and 2013, respectively.

On April 4, 2013, the Company entered into a loan agreement with a less than 5% shareholder of the Company and an entity owned by the same shareholder. The original principal balance of the loan was $1,000,000 with a fixed interest rate of 4.5% for five years and then variable based on the rate at the outside third party financial institution. The loan is secured by all the personal property of the Company. The loan requires monthly payments of principal and interest in the amount of $6,494 with a final due date of April 4, 2033. The loan agreement required the payment of an origination fee of $10,000. This loan fee has been treated as a discount to the debt and is currently being amortized on a straight line basis over the term of the loan. The debt discount balance at December 31, 2014 and 2013 was $9,125 and $9,625, respectively. The fee agreement also requires the Company to pay the lender a fee of 1.25% of the outstanding loan balance quarterly during the term of this loan. This quarterly fee is recorded as interest expense when due. The lender, at its discretion, may convert the amount of this quarterly fee to common stock of the Company at $2.00 per share. The loan agreement requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. The balance of this note, net of debt issuance costs, at December 31, 2014 and 2013 was $957,398 and $989,905, respectively. Accrued interest on this loan was $3,624 and $-0- at December 31, 2014 and 2013, respectively. Also included in accrued interest is the unpaid lender fee which totaled $86,492 and $37,681 at December 31, 2014 and 2013, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

On July 18, 2013, the Company entered into a note payable with an entity owned by a shareholder. The original principal balance of the note was $40,000. The note accrues interest at 9.5% annually. The original due date of the note was October 19, 2013. Subsequent to December 31, 2014, the parties agreed to extend this note to December 31, 2015. The balance of this note at December 31, 2014 and 2013 was $30,000 and $40,000. Accrued interest on this note was $4,829 and $633 at December 31, 2014 and 2013, respectively.

On April 2, 2014, the Company entered into a loan agreement with an entity primarily owned by a shareholder and current member of the Board of Directors. Simultaneously, the lender of this loan assigned all rights, title and interest to Cap-Star Holdings, I, LLC. The original principal balance of this loan was $500,000 with a due date of October 2, 2014. The loan accrues interest at 15% annually. The loan is personally guaranteed by a shareholder, founder and current Executive Chairman of the Board of Directors. The loan agreement required the Company to issue 250,000 share of common stock of the Company to the lender and warrants which allowed the lender to purchase 250,000 shares of common stock of the Company. The issuance of the common stock and the warrants have been accounted for as a debt discount and amortized fully as interest expense in 2014. The debt discount was calculated to be $324,759 on April 2, 2014. The total proceeds of the loan were allocated based on the relative fair value each component of the transaction.  The fair value of the note payable was $500,000, the fair value of the common stock was $500,000, and the fair value of the warrants was $426,609. The fair value of the warrants was determined by utilizing the Black-Scholes model. The original due date of October 2, 2014 was extended to October 2, 2015. On October 9, 2015, the parties agreed to extend the due date to April 2, 2016. The balance of the loan at December 31, 2014 and 2013 was $400,000 and $-0-, respectively. Accrued interest on this loan was $5,000 and $-0- at December 31, 2014 and 2013, respectively.

Future maturities of notes payable over the next five years are as follows:

For the year ended December 31,
2015	$741,639
2016	36,031
2017	37,829
2018	39,592
2019	41,437
Thereafter	777,095
1,673,623
Less Discount	9,125
$1,664,498

Note 6. Convertible Notes Payable

Convertible notes payable consist of the following at December 31, 2014 and 2013:

	2014	2013
Convertible notes	$1,436,951	$642,951
Less discount	10,250	16,250

Convertible notes, net of discount	1,426,701	626,701
Current portion of convertible notes	1,337,951	507,951
Long term portion of convertible notes	$88,750	$118,750

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

In 2014, the Company issued $840,000 aggregate principal amount of convertible notes (collectively the “12% Convertible Notes”) with maturity dates originally ranging from March 15, 2015 to June 19, 2015. All the notes carry an interest rate of 12.0% and are entitled to convert to common stock at $4.00 per share. All of these convertible notes were treated as current as of December 31, 2014. Accrued interest on these convertible notes was $10,055 and $0 at December 31, 2014 and 2013, respectively.

Subsequent to December 31, 2014, several of the 12% Convertible Notes were extended, paid in full and converted. Two notes totaling $270,000 were extended to February 1, 2016. A total of $42,500 was paid in full. The remaining $527,500 were converted to 527,500 shares of common stock. In some cases, the interest was also converted at the same rate as the convertible notes. Subsequent to December 31, 2014, the Company issued new 12% Convertible Notes totaling $88,500.

The Company had a convertible note payable to an individual with an original principal balance of $10,000. The note carried an interest rate of 12%. The note was originally entered into in January 2013. During 2014 the note holder elected to convert the note to common stock. The outstanding balance of the note was $-0- and $10,000 at December 31, 2014 and 2013, respectively.

On September 13, 2013, the Company entered into a loan agreement with an individual stockholder to assist with the development, expansion and marketing of its primary software product. The original loan amount was $180,000. The loan agreement provides for collateral of all the personal property of the Company. The loan requires monthly principal payments of not less than $3,000 beginning October 13, 2013 with final payment due September 13, 2018. The loan requires a fee to be paid quarterly at an annual rate of 10% of the outstanding principal balance. This fee has been treated as interest expense. The lender may elect, at the lenders sole discretion, to receive common stock at $2.00 per share in lieu of cash. The loan agreement also required an initial loan fee of $18,000 which is equal to 10% of the original principal balance. This loan fee has been treated as a debt issuance cost and is currently being amortized on a straight line basis over the term of the loan. The debt issuance cost balance at December 31, 2014 and 2013 was $10,250 and $16,250, respectively. The loan agreement further requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. The outstanding balance, net of debt issuance costs, at December 31, 2014 and 2013 was $124,750 and 154,750, respectively. Accrued interest on this loan was $-0- and $6,000 at December 31, 2014 and 2013, respectively.

On May 17, 2013, the Company entered into a convertible note agreement with an individual.  The original principal balance of this note was $75,000. However, the loan was increased by a lump sum interest requirement of $5,000 which made the total original balance $80,000. The note requires interest payments of $5,000 per month since original issuance. The original due date of this loan was June 17, 2013 unless the lender exercised its option to convert the loan before that date. The loan also required collateral of certain accounts receivables from two customers. The lender, at his sole discretion, can convert this loan into common stock of the Company at $2.00 per share.  Subsequent to December 31, 2014 the parties agreed to convert all the original principal balance of $75,000 plus accrued interest of $145,000 totaling $220,000 into 110,000 shares of the Company’s common stock at $2.00 per share. The outstanding balance at December 31, 2014 and 2013 was $80,000. Accrued interest on this loan was $92,500 and $32,500 at December 31, 2014 and 2013, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

On October 2, 2012, the Company entered into a loan agreement with a stockholder of the Company. An owner of the lender is also a member of the Board of Directors. The original principal amount of the loan was $381,951. The proceeds of the loan were used to repay another loan to an individual. The loan originally required payment of quarterly interest at an annual rate of 12% with the balance paid October 2, 2013. The loan requires the Company to obtain approval before obtaining additional financing outside of the normal course of business or a change of ownership greater than 10%. Upon default, the loan agreement provides for a perpetual license on the Company’s primary software (i.e. TridentHE) for use in the military defense market only. On October 2, 2013, the loan was extended to November 2, 2013 with no changes in terms except the due date. On May 9, 2014 another extension was signed. This extension granted the following: (1) extension of the payment of all amounts to November 2, 2014 with the three options to extend for 30 more days at the lender’s discretion; (2) the interest rate will be modified from the date of the last extended due date at 18%; (3) quarterly interest payments of $17,446 will be due each quarter at August 2, 2014 and November 4, 2014; (4) the Company will issue stock warrants providing for 2,500 shares to the lender for every full month after May 9, 2014 which the loan is still outstanding. The exercise price of the warrants will be $6.00 per share and they will have a 5 year life; and (5) the lender will have the right to convert the outstanding principal and interest balance to shares of the Company’s common stock, at the lender’s sole discretion, at $2.00 per share. This extension also required a payment of past due interest totaling $38,772 to the lender by the Company. The loan was extended again, by way of two of the 30 day options by the lender, to January 2, 2015. The requirements above cause the Company to consider Derivative Accounting for the extended terms, primarily because there is not a limit on the number of warrants that could be issued under this transaction. The Company has evaluated this accounting method and management and insiders would control the vote to increase the number of authorized shares which would allow the Company enough time to settle this issue with the lender. The Company evaluated this transaction as it relates to Debt Modification Accounting. The transaction was not significant and therefore the warrants are recorded as additional financing fees as they are granted on a monthly basis. On October 14, 2015, the lender agreed to extend this note to the earlier of February 1, 2016 or the first business day following an effective date of a registration statement on Form S-1 filed by the Company. The outstanding balance of this note at December 31, 2014 and 2013 was $381,951. Accrued interest on this loan was $ 7,639 and $14,743 at December 31, 2014 and 2013, respectively.

Future maturities of convertible notes payable over the next four years are as follows:

For the year ended December 31,
2015	$1,337,951
2016	36,000
2017	36,000
2018	27,000
1,436,951
Less Discount	10,250
$1,426,701

The Company evaluated the features of the convertible notes to ascertain if any embedded conversion features were required to be bifurcated and accounted for as a derivative. The Company evaluated whether the embedded feature met the definition of a derivative and determined that the conversion options does not as they do not meet the "net settlement" requirement. The underlying shares of the Company are those of a private company and are not considered readily convertible to cash, and therefore bifurcation is not required. The Company will continue to reevaluate these features.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Note 7. Commitments and Contingencies

The Company is obligated under a lease agreement for its primary office space. Subsequent to December 31, 2014, the Company and the landlord amended the lease to include additional space and extend the lease to May 31, 2020. The lease provides for base rent payments plus other operating costs.

Subsequent to December 31, 2014, the Company entered into a lease agreement with a related party for additional offices space. The lease term is 12 months and requires a base rent payment of $2,500 per month. The Company can increase the amount of space and related monthly base rent.

Minimum annual payments under a non-cancelable operating lease as of December 31, 2014 are as follows:

For the year ended December 31,
2015	$98,303
2016	153,077
2017	135,361
2018	142,645
2019	149,929
Thereafter	63,735
$743,050

Rent expense for the years ended December 31, 2014 and 2013 was $72,134 and $88,928, respectively.

Note 8. Stock Option Plan

Effective October 1, 2011, the Company approved the Aegis Identity Software, Inc. Incentive Stock Option Plan (the "Plan"). The Plan provides for the issuance of up to 2,500,000 shares of common stock in the aggregate. The options generally vest yearly beginning one (1) year after the date of grant over a three (3) year period. The options have a ten-year contractual maturity. Granting of options under the Plan is at the discretion of the board of directors.

Option costs related to stock options recognized for the years ended December 31, 2014 and 2013 amounted to $766,211 and $311,168, respectively, of which $722,024 and $284,694 has been included in general and administrative expenses for the years ended December 31, 2014 and 2013, respectively, in the accompanying statements of operations. In addition $44,187 and $26,474 has been capitalized as computer software development costs for the years ended December 31, 2014 and 2013, respectively.

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option pricing model. The weighted average assumptions used in determining the fair value of options granted and the weighted average grant date fair value of options granted during the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Weighted-average range of risk-free interest rate	2.11 to 2.29%	1.27 to 2.26%
Weighted-average range of volatility	80.99 to 83.44%	76.28 to 79.90%
Dividend yield	-0-%	-0-%
Weighted-average range of expected life in years	1.75 to 6.0	2.25 to 6.0
Weighted-average fair value at grant date	$$0.35	$0.34

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility. Historical information and management expectations were the primary basis for the expected dividend yield. The expected lives of the options are based upon the simplified method. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

As of December 31, 2014, there was approximately $1,584,549 of unrecognized compensation cost, related to unamortized stock option compensation which is expected to be recognized over a weighted average period of 2.5 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. In addition, as future grants are made, additional compensation costs will be incurred. Exercise prices range from $0.60 to $2.00 per share as of December 31, 2014.

A summary of the Company's stock option activity and related information for the years ended December 31, 2014 and 2013 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2013	743,750	$0.60 to $2.00	5 to 10	$0.40 to $1.36
Granted	997,500	$2.00	5 to 10
Expired	(125,000)

Outstanding, December 31, 2013	1,616,250	$0.60 to $2.00	5 to 10	$0.40 to $1.40
Granted	792,500	$2.00	5 to 10
Expired	(62,500)

Awards outstanding, December 31, 2014	2,346,250	$0.60 to $2.00	5 to 10	$0.40 to $1.44
Vested and exercisable	1,437,333	$0.60 to $2.00	5 to 10	$0.40 to $1.44

Note 9. Warrants

In connection with the issuance of certain notes payable, the Company issued 250,000 warrants to purchase common stock to the respective note holders at a strike price of $2.00 per warrant and an expiration date of 10 years after issuance. The warrants are exercisable immediately and were accounted for as equity. Proceeds of $149,519 were allocated to these warrants based on the relative fair values of the warrants.

In connection with convertible note financing obtained during 2012 (see Note 5), the Company issued the lender 70,000 warrants to purchase common stock at an exercise price of $2.00 per share.

The warrants were a requirement of an extension agreement entered into on May 2, 2014. The Company is required to issue 2,500 warrants per month the note is outstanding. The warrants expire 10 years after their issuance. The number of shares to be issued are dependent on the number of shares into which the debt is converted (i.e. each warrant is exercisable for one share of common stock for each one share issued upon the conversion of the lender's note). During 2014, the Company issued 17,500 warrants related to this agreement with an aggregate value of $14,088. The fair value of these warrants at their respective commitment dates were recorded as additional financing fees. The fair value of the warrants is estimated at each commitment date using the Black Scholes valuation model.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

The assumptions used in computing the fair value of the warrants as of December 31, 2014 are as follows:
December 31, 2014
Fair value of common stock	$2.00
Conversion price	$2.00
Expected volatility	78.30%
Remaining term (years)	5.0
Risk-free rate	0.63%
Expected dividend yield	0.00%

In connection with certain consulting and professional service agreements entered into between 2011 and 2014, the Company issued the consultants 950,000 warrant to purchase common stock at an exercise price ranging from $0.60 to $2.00 per share. The total warrants vested at December 31, 2014 were 812,500. The warrants expire ranging from 5 to 10 years after their issuance. The fair value of these warrants at their respective commitment were recorded as additional paid in capital with a corresponding discount on the convertible debt it relates to, and is being amortized into interest expense over the term of the debt.

Warrant costs related to these stock warrants recognized for the years ended December 31, 2014 and 2013 amounted to $29,552 and $16,081, respectively, which are included in general and administrative expenses in the accompanying statements of operations. As of December 31, 2014, there was approximately $17,492 of unrecognized expense, related to unamortized stock warrant expense which is expected to be recognized over a weighted average period of 1.5 years. Total unrecognized expense will be adjusted for future changes in estimated forfeitures. In addition, as future warrants are made, additional compensation costs will be incurred.

A summary of the activity related to these stock warrants for the years ended December 31, 2014 and 2013 are as follows:

Outstanding, January 1, 2013	649,701
Issued	325,000
Outstanding, December 31, 2013	974,701
Issued	305,000
Outstanding, December 31, 2014	1,279,701

The fair value of the warrants is estimated at the end of each quarterly reporting period using the Black Scholes valuation model. The assumptions used in computing the fair value of the warrants as of December 31, 2014 and 2013 are as follows:

	2014	2013
Range of fair value of warrant	$0.68 to $1.44	$0.68 to $1.28
Range of conversion price	$0.60 to $2.00	$0.60 to $2.00
Range of expected volatility	86.2 to 87.0%	75.2 to 86.0%
Range of remaining term (years)	5.0 to 10.0	5.0 to 10.0
Range of risk-free rate	2.12 to 2.80%	1.52 to 2.43%
Expected dividend yield	$0.00%	0.00%

Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility. Historical information and management expectations were the primary basis for the expected dividend yield. The expected lives of the options are based upon the simplified method. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Note 10. Preferred and Common Stock

Preferred Stock

The Company had 10,000,000 shares of Preferred Stock, par value $0.001, authorized for issuance, of which no shares of Preferred Stock were issued or outstanding.

Common Stock

The Company had 100,000,000 shares of Common Stock, par value $0.001, authorized for issuance, of which the Company had issued and outstanding shares totaling 3,871,737 and 3,451,812 as of December 31, 2014 and 2013, respectively.

Issuances during 2013

The Company issued 733,818 shares of common stock for total proceeds of $1,417,734.

Issuance during 2014

The Company issued 419,925 shares of common stock for total proceeds of $341,076.

Note 11. Net Loss per Share

The Company utilizes FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods of operating loss for which no common share equivalents are included because their effect would be anti-dilutive. There were no shares of the Company's common stock outstanding subject to repurchase or forfeiture for the years ended December 31, 2014 and 2013.

The Company has excluded all common stock equivalents from its calculation of diluted net loss per share because their effects would be anti-dilutive.

The following table sets forth the number of shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive.  The number of shares as of December 31, 2014 and 2013 are as follows:

	2014	2013
Options to purchase common shares	2,346,250	1,616,250
Outstanding warrants	1,279,701	974,701
Convertible notes payable	361,738	160,738

	3,987,689	2,751,689

Note 12. Retirement Benefit Plan

The Company sponsors a 401(k) retirement plan for its qualified employees, which was adopted and implemented in June 10, 2013. The plan provides for the statutory contributions by plan participants and an optional and discretionary matching of contributions by the Company. For the years ended December 31, 2014 and 2013 the Company has elected not to match any employee contributions to the plan.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Note 13. Income Taxes

The components of the Company's income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Current Tax Expense (Benefit)
Federal	$-	$-
State	-	-

	$-	$-

Deferred Tax Expense (Benefit)
Federal	$-	$-
State	-	-

	$-	$-

Total Tax Expense (Benefit)	$-	$-

As of December 31, 2014, the Company has available unused federal and state net operating loss (NOL) carry-forwards of approximately $5,837,000, which will expire in various years from 2031 to 2034.

The effective rate differs from the statutory rate of 35% for 2014 and 2013 primarily due to the following:

	2014	2013
Federal income tax provision at statutory rate	(35.00%)	(35.00%)
State income taxes, net of federal benefit	(3.25%)	(3.25%)
Issuance of Stock Options	8.45%	5.16%
Issuance of Stock Warrants	4.15%	0.37%
Other	2.58%	(4.23%)
Change in valuation allowance	23.07%	36.95%

	0.00%	0.00%

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

The tax effect of temporary differences and net operating loss carry-forwards as of December 31, 2014 and 2013 is as follows:

	2014	2013
Current deferred tax asset:
Current liabilities	$301,055	$179,684
Current assets	(42,240)	(7,459)
Valuation allowance	(258,815)	(172,225)

Net current deferred tax asset	$-	$-

Non-current deferred tax assets (liabilities)
Issuance of Stock Options	$472,062	$178,990
Issuance of Stock Warrants	163,754	19,626
Net Operating Losses	2,232,601	1,545,102
Charitable Contributions	3,866	3,241

Total	$2,872,283	$1,746,959

Less Valuation Allowance	$(2,872,283)	$(1,746,959)

Net non-current deferred tax asset	$-	$-

Ownership changes may limit the future utilization of these net operating loss carry-forwards as defined by the Internal Revenue Code. The net deferred tax asset has been fully offset by a valuation allowance due to our history of taxable losses and uncertainty regarding our ability to generate sufficient taxable income in the future to utilize these deferred tax assets.

The Company's 2011, 2012, 2013 and 2014 Federal and Colorado tax returns remain subject to examination by the respective taxing authorities. In addition, net operating losses and research tax credits arising from prior years are also subject to examination at the time that they are utilized in future years. Neither the Company's federal or state tax returns are currently under examination.

Note 14. Subsequent Events

In February 2015, the Incentive Stock Option Plan was amended to increase the number of shares available for issuance by 2,500,000. The total number of shares available for issuance is now 5,000,000.

In July 2015, the Company initiated a private offering of up to 800,000 shares of its common stock at a price of $2.50 per share to accredited investors. The offering closed in November 2015. The Company issued 281,500 shares of common stock in this offering for a total of $703,750. The Company entered into a letter agreement and subscription agreement with Newport Capital Bancorp for the purchase of an additional 220,000 shares for $550,000. Under the terms of these documents Newport Capital Bancorp, an entity controlled by one of the directors of the Company, has committed to purchase a specified number of shares upon the occurrence of certain defined events related to the registration of the Company’s securities. The obligation of Newport Capital Bancorp to purchase the shares terminates on March 31, 2016 in the event the registration is not previously completed.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Effective July 1, 2015, the Company terminated the Buy-Side Advisory Agreement, dated May 15, 2015, and the Amended and Restated Agreement, dated January 27, 2014, with National Community Development Fund I, LLC. There were no amounts due under either of these agreements. John Vasquez, a director of the Company, is the Chairman of National Community Development Fund I, LLC.

On July 1, 2015, the Company entered into a Consulting Agreement with M1 Advisors for consulting services relating to the offering. As compensation for its advisory services M1 Advisors received a warrant to purchase 622,532 shares of common stock at an exercise price of $2.00 per share with a five (5) year term. This warrant vests upon the occurrence of certain targets. Any unvested warrants revert to Newport Capital Bancorp on a fully vested basis. The term of the Consulting Agreement is one (1) year and the parties have the option to renew for additional one (1) year terms.

Effective as of July 1, 2015, the Company entered into a Consulting Agreement with Newport Capital Bancorp to assist the company with its transition to a public company. Newport Capital Bancorp is controlled by a director of the Company. As compensation for its advisory services, Newport Capital Bancorp received a fully vested warrant to purchase 647,532 shares of common stock at an exercise price of $2.00 per share with a term of ten (10) years. In addition, Newport Capital Bancorp would receive any warrants issued to M1 Advisors that did not vest and these warrants would also be fully vest. The term of the Consulting Agreement is one (1) year and the parties have the option to renew for additional one (1) year terms.

On July 1, 2015, the Company entered into an Advisory Consulting Agreement with Strategic Universal Advisors for acquisition identification and support, brand strategy, customer introductions, identification and introduction to institutional investors and media and technical exposure. As compensation for its services, Strategic Universal Advisors received a monthly fee of $5,500 and a fully vested warrant to purchase 250,000 shares of common stock at an exercise price of $4.00 per share with a term of five (5) years. This agreement was terminated September 14, 2015.

On July 13, 2015, the Company entered into a promissory note with Ralph Armijo, the Executive Chairman of the Board of Directors, in the principal amount of $25,000 with a loan fee of 1%.  The maturity date was September 1, 2015.

The Company received a subpoena for documents from the Colorado Department of Regulatory Authority, Division of Securities, in February 2015. The Company complied with the subpoena by providing the documents requested. As of November 2015, The Company has received no further correspondence.
In September 2015, the Company entered into a letter agreement with ABEET, LLC, an entity owned by a director of the Company, for the conversion of $34,319.07 representing all principal and accrued interest due under promissory notes dated July 8, 2013 and November 15, 2013 into shares at a conversion price of $4.00 per share. In October 2015, the conversion was completed and the debt was retired.

On September 29, 2015, the Company entered into a promissory note with ABEET LLC, an entity owned by a director of the Company, in the principal amount of $9,500 that accrues interest at a rate of 12% per annum. The maturity date is November 29, 2015.

On September 30, 2015, the Company entered into a letter agreement with a stockholder to convert an outstanding loan into shares of common stock at $2.00 per share. The principal balance of the loan was $111,000 and the accrued fee was $2,700 for a total amount converted of $113,700.  This transaction was completed and the loan was retired.

In October 2015, the Company entered in a sublease agreement for its new corporate headquarters’ office located in Denver, Colorado. See also Note 7.

Aegis Identity Software, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

On October 9, 2015, the Company and National Community Development Fund I, LLC agreed to extend the maturity date of the bridge loan transaction to April 2, 2016. National Community Development Fund I, LLC is controlled by a director of the Company.

On October 9, 2015, the Company and Neighborhood Services, Inc. agreed to extend the maturity date of the Promissory Note, dated July 8, 2013, to December 31, 2015. A balloon payment of the principal and accrued interest are due on the maturity date.

On October 9, 2015, the Company and Dr. Richard Rivera agreed to extend the maturity date of the loan transaction, dated August 30, 2014, to October 5, 2016. The Company is required to make interest-only monthly payments at a rate of 5.25% per annum and the principal is due on October 5, 2016.

On October 9, 2015, the Company and Veteran Engineering & Technology, LLC agreed to extend the maturity date of the bridge loan transaction the first to occur of the first business day immediately following the closing date of the registration statement on Form S-1 or February 1, 2016. Veteran Engineering & Technology, LLC is a stockholder and an officer of Veteran Engineering & Technology LLC is a director of the Company.

On October 12, 2015, the Company and James Sullivan agreed to extend the maturity date of the convertible promissory note, dated December 19, 2014, to the first to occur of the first business day immediately following the closing date of the registration statement on Form S-1 or February 1, 2016.

On October 16, 2015, the Company entered into a letter agreement with Paul Thompson related to the conversion of the principal and all accrued interest due totaling $220,000 under the convertible promissory note, dated May 17, 2013, into 110,000 shares of common stock. The conversion was completed on October 30, 2015.

On October 27, 2015, the Company entered into a loan transaction with an existing shareholder.  The principal amount of the loan was $150,000 and the due date is January 27, 2016.  The interest rate is 12% per annum. A warrant to purchase 2,101 shares of common stock at an exercise price of $2.50 per share with a term of 5 years was granted in connection with this loan transaction.

In November 2015, the Company entered into a letter agreement with Ralph Armijo, the Executive Chairman of the Board of Directors, requesting that the principal and accrued interest due pursuant to the promissory note entered into on November 30, 2011, as amended, be applied toward the exercise of one of his incentive stock option grants. The total amount due under the note was $55,056.00. This amount was applied to the purchase price for the exercise of the option to purchase 80,964 shares of common stock. The transaction was completed and the note was retired in November 2015.

On November 9, 2015, the Company entered into a promissory note payable with Robert D. Lamvik, an officer and director of the Company, in the principal amount of $35,000 that accrues interest at a rate of 12% per annum. The maturity date is December 9, 2015.

Aegis Identity Software, Inc.
Condensed Balance Sheets
June 30, 2015 and December 31, 2014

	June 30,	December 31,
	2015	2014
Assets	(unaudited)
Current Assets
Cash and cash equivalents	$7,245	$835
Trade receivable, net	232,980	101,021
Due from related party	10,000	10,000
Other current assets	45,044	12,915
Total Current Assets	295,269	124,771

Software, net	519,841	585,319
Equipment, net	3,475	3,939
	523,316	589,258
Other Assets, deposit	4,214	4,214
Total Assets	$822,799	$718,243

Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of notes payable, net	$264,717	$264,539
Current portion of notes payable, related party, net	477,100	477,100
Current portion of convertible notes payable, net	1,389,659	956,000
Current portion of convertible notes payable, related party, net	381,951	381,951
Accounts payable	231,524	214,115
Deferred maintenance revenue	252,921	206,111
Due to related party	29,975	29,975
Other accrued liabilities	852,363	415,452
Total Current Liabilities	3,880,210	2,945,243

Long-term Notes Payable
Notes payable, net	905,800	922,859
Convertible notes payable, net	94,250	88,750
	1,000,050	1,011,609
Commitments and contingencies (Note 7)

Stockholders’ equity
Preferred stock, $0.001 par value, authorized 10,000,000; no shares issued or outstanding	-	-
Common stock, $0.001 par value, authorized 100,000,000; issued and outstanding- 3,946,036 shares at June 30, 2015 and 3,871,737 shares at December 31, 2014	3,946	3,872
Additional paid in capital	5,460,202	4,685,084
Accumulated deficit	(9,521,609)	(7,927,565)
Total Stockholders’ deficit	(4,057,461)	(3,238,609)
Total Liabilities and Stockholders' Equity	$822,799	$718,243

The accompanying notes are an integral part of the condensed financial statements.

Aegis Identity Software, Inc.
Condensed Statements of Operations (unaudited)
For the Six Months Ended June 30, 2015 and 2014

	2015	2014

Software licenses	$182,900	$312,125
Professional services	854,163	397,592
Maintenance fees	149,087	78,026
Total revenue	1,186,150	787,743

Operating expense
Research and development	106,560	170,236
General and administrative expense	1,892,862	1,445,381
Selling expense	317,584	190,608
Amortization and depreciation expense	195,678	189,036
Total operating expenses	2,512,684	1,995,261

Loss from operations	(1,326,534)	(1,207,518)

Interest expense	(198,508)	(121,849)
Interest expense, related party	(69,002)	(57,752)
	(267,510)	(179,601)

Loss before income taxes	(1,594,044)	(1,387,119)

Income tax expense	-	-

Net loss	$(1,594,044)	$(1,387,119)

Loss per share, basic and diluted	$(0.41)	$(0.39)

Common shares outstanding, basic and diluted	3,889,508	3,559,974

The accompanying notes are an integral part of the condensed financial statements.

Aegis Identity Software, Inc.
Condensed Statements of Cash Flows (unaudited)
For the Six Months Ended June 30, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net loss	$(1,594,044)	$(1,387,119)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation expense	195,678	189,036
Amortization of debt discount	7,218	3,250
Stock based compensation	559,181	343,525
Stock warrant expense	17,505	1,986
Changes in operating assets and liabilities:
Trade receivable	(131,959)	(268,371)
Other current assets	(32,129)	(41,650)
Accounts payable	17,409	90,604
Other accrued liabilities	493,396	123,070
Net cash used in operating activities	(467,745)	(945,670)
Cash flows from investing activities:
Purchase of equipment	-	(4,634)
Software development costs	(129,736)	(146,009)
Net cash used in investing activities	(129,736)	(150,643)
Cash flows from financing activities:
Proceeds from issuance of common stock	-	324,550
Proceeds from notes payable, related party	-	500,000
Proceeds from convertible notes payable	638,500	-
Payments on notes payable	(17,109)	(66,376)
Payments of convertible notes, related party	(17,500)	(18,500)
Payments of convertible notes	-	(15,000)
Net cash provided by financing activities	603,891	724,674
Net Increase (Decrease) in Cash and Cash Equivalents	6,410	(371,639)
Cash and Cash Equivalents, Beginning of Period	835	397,846
Cash and Cash Equivalents, End of Period	$7,245	$26,207
Supplemental disclosures
Cash payments during the year for income taxes	$-	$-
Cash payments during the year for interest	$150,486	$119,495
Noncash investing and financing activities
Conversion of notes payable and accrued interest to common stock	$222,197	$10,000
Issuance of stock for services	$5,000	$-
Exchange of common stock for exercise of stock options	$15,000	$-

The accompanying notes are an integral part of the condensed financial statements.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Note 1 – Nature of Organization

Aegis Identity Software, Inc. (the “Company”, “Our”, “Us” or “We”) was founded in August 2011 by experienced software industry executives focused on developing Identity and Access Management (“IAM”) solutions needed to support the growth of internet technologies and associated proliferation of digital identities.

The Company is an IAM solution provider to the Educational Technology (“Ed-Tech”) sector and currently provides two solutions that generate on-going revenues from both universities and K-12 schools. The education market has significant need for our IAM solutions as demonstrated by the fact that acquiring and integrating IAM solutions continue to be a top priority year-over-year for school administrators to meet the Family Educational Rights and Privacy Act compliance and manage the access to an ever increasing number of applications.

The Company offers customers the option to purchase software products and related services to manage their own environments, or to access its IAM solution through a comprehensive cloud service offering.  Customers that purchase software products may elect to purchase software license updates and product support contracts, which provide customers with rights to unspecified product upgrades and maintenance releases issued during the support period as well as technical support assistance.

The Company also offers customers a broad set of services offerings including consulting services, advanced customer support services and training services.

In July 2015, the Company effected a one (1) for four (4) reverse split of its common stock. Upon the effectiveness of the reverse stock split, (i) every four (4) shares of outstanding common stock was combined into one (1) share of common stock, (ii) the number of shares of common stock for which each outstanding option or warrant to purchase common stock is exercisable was proportionally decreased on a one (1) for four (4) basis, (iii) the exercise price of each outstanding option or warrant to purchase common stock was proportionately increased on a one (1) for four (4) basis, and (iv) the conversion price of each outstanding convertible obligation was proportionately increased on a one (1) for four (4) basis. All of the outstanding common stock share numbers, warrants, share prices, exercise prices and per share amounts have been adjusted in these financial statements, on a retroactive basis to reflect this one (1) for four (4) reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock were not adjusted as a result of the reverse stock split.

Note 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's financial statements.  The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity.

Basis of Presentations

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results of operations for the six-month periods ended June 30, 2015 and 2014 are not necessarily indicative of the results to be expected for the full year. The condensed balance sheet as of December 31, 2014 was derived from the audited financial statements. The accompanying unaudited condensed financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2014.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Significant estimates affecting the financial statements include collection of trade and other receivables for contract reserves, recoverability of certain assets, conversion of certain notes payable and income taxes. The valuation of the stock options using a Black Scholes model is based upon interest rates, stock prices, maturity estimates, volatility and other factors. The Company believes these estimates and assumptions are reliable. However, these estimates and assumptions may change in the future based on actual experience as well as market conditions. It is at least reasonably possible that the estimates used will change in the near term.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments (with original maturities of three months or less) at date of acquisition as cash equivalents, including money market funds. Cash equivalents are reported at fair value. As of June 30, 2015 and December 31, 2014 the Company did not have any cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under normal trade terms. The Company reviews accounts receivable for uncollectible accounts and provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. The Company considers trade accounts receivable past due for more than 90 days to be delinquent. The Company writes off delinquent receivables against our allowance for doubtful accounts based on individual credit evaluations, the results of collection efforts, and specific circumstances of customers.

The Company records recoveries of accounts previously written off as an increase in allowance for doubtful accounts when received. To the extent data the Company uses to calculate these estimates does not accurately reflect bad debts; adjustments to these reserves may be required. The total allowance for doubtful accounts at June 30, 2015 and December 31, 2014 was $-0-.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents and trade receivables. We believe that concentrations of credit risk with respect to trade receivables are limited as they are primarily from education agencies.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

At times, cash balances may exceed federally insured limits and this potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Reportable Segment

The Company has one reportable segment. The Company’s activities are interrelated and each activity is dependent upon and supportive of the others. Accordingly all significant operating decisions are based on the analysis of financial results provided by one single business.

Financial Instruments

The carrying values of cash and cash equivalents, trade receivables, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The Company has determined that it is not practical to estimate the fair value of our notes payable and convertible notes because of their unique nature and the costs that would be incurred to obtain an independent valuation. The Company does not have comparable outstanding debt on which to base an estimated current borrowing rate or other discount rate for purposes of estimating the fair value of the notes payable and have not yet obtained or developed a valuation model.

Revenue Recognition

The Company enters into arrangements to deliver multiple products or services (multiple-elements).  The Company applies software recognition rules and allocates the total revenues among the elements based on vendor-specific objective evidence (“VSOE”) of fair value of each element.  The Company recognizes revenue on a net basis excluding taxes collected from customers and remitted to government authorities.

The Company’s sources of revenue are as follows:

1.	Software licenses, including new software licenses revenue from granting licenses to use our software products.
2.	Maintenance fees – software updates and product support.
3.	Professional services – software implementation and order fulfillment and installations.
4.	Subscription Software Revenue - hosted access to the software application for a subscription based fee.

The Company recognizes revenue when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists – The Company has entered into a (pre-determined statement of work arrangement) legally binding arrangement with the customer before the end of the period;
•
The Company has delivered a product or performed a service – Delivery is considered to have occurred when the Company provides the software and customer has access to the software with login credentials.  Performance of a services has occurred when milestones have been met;

•
The amount of the fees are fixed or determinable and free of contingencies or significant uncertainties – The Company assesses whether a fee is fixed and determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction.  For software licenses, the Company does not generally offer extended payment terms with typical terms of payment due upon delivery.  For maintenance fees, the initial payment is due upon delivery of the software and then, if renewed, they are due annually.  For professional services, the fees are determined when the arrangement is established and then due upon completion of a milestone; and

•
The collection of the related fees is reasonably assumed – The Company assesses collectability on a customer-by-customer basis.  If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

The VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for these elements when sold separately. VSOE for fair value of maintenance is established using the standard maintenance renewal rate in the customer’s contract.

The Company's software licenses are considered off-the-shelf products as they can be added to an arrangement with insignificant changes in the underlying software code and can be used by the customer for the customer's purposes upon installation. There is no significant production, customization or modification to the off-the-shelf software as it can typically be used as is for customer purposes. Complex interfaces are not necessary for the Company's software to be functional in the customer's environment. Services provided by the Company typically involve minor enhancements, design and/or standard implementation or integration of the product into the customer's network or environment. The services performed by the Company does not result in significant alteration to the features and functionality of the off-the-shelf software code. In most arrangements, the service and product elements are stated separately and described such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services.

Maintenance Fees include promises for the right to receive services or unspecified upgrades and enhancements (or both) after the license period begins. Generally, these services include telephone support and correction of errors (bug fixes or debugging), as well as unspecified upgrades or enhancements. The maintenance services revenue is recognized ratable over a 12 month period (1/12) and is generally renewed annually. These fees are recognized over the period the maintenance is provided.

Professional Services consisting of fees for strategic consulting, configuration, training, consultation and implementation are included as a part of the Company services business. Revenues for professional services are recognized when acceptance is received from the customer for each milestone.

Subscription Software Revenue is a hosting arrangement subject to the software revenue recognition guidance of ASC 985-605. Software as a Service (SAAS) arrangements typically provide hosted access to the software application for a subscription based fee. Subscription revenue delivery of the service includes customer access to the software, typically a fee paid upfront. Revenue is recognized over the service period or over the customer relationship period. The customer has the contractual right to take possession of the software at any time during the hosting/subscription period without significant penalty. If feasible the customer may run the software on its own hardware or contract with another party unrelated to the Company to host the software.  The Company has not recognized any subscription software revenue for the six months ended June 30, 2015 and 2014.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from the Company’s maintenance revenues and professional services described above and are recognizable as the revenue recognition criteria are met. The Company generally invoices the customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year non-cancellable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Research and Development

The Company expenses research and development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.For the six months ended June 31, 2015 and 2014 depreciation expense was $463 and $232, respectively.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, which include equipment and software, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. No impairment losses were required to be recognized at June 30, 2015 and December 31, 2014.

Capitalized Computer Software Development Costs

The Company capitalizes certain computer software development costs in accordance with the FASB Accounting Standards Codification Costs of Software to be Sold, Leased or Marketed Topic. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established.  Thereafter, all software development costs are capitalized and reported at the lower of unamortized costs or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Capitalized computer software development costs are being amortized ratably on a straight-line basis over three years.

The Company makes ongoing evaluations of the recoverability of the capitalized software by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value. There was no impairment charge related to capitalized software development costs during the six months ended June 30, 2015 and 2014.

Total expenditures for capitalized computer software development costs and amortization of capitalized computer software development costs are as follows:

	Six Months Ended June 30,
	2015	2014
Total capitalized software development costs	$129,736	$146,009
Total amortization of capitalized software development costs	$195,214	$188,805

Capitalized computer software development costs consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Capitalized software development costs	$1,515,392	$1,385,656
Accumulated amortization	(995,551)	(800,337)
	$519,841	$585,319

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Of the capitalized software development costs that are currently completed and being amortized, the Company expects amortization expense for the next four years ending December 31:

2015 (remaining)	$195,946
2016	205,045
2017	98,999
2018	19,851
$519,841

Deferred Offering Costs

Deferred offering costs consist principally of professional fees, primarily legal and accounting, and other costs such as printing and registration costs incurred in connection with the planned initial public offering ("IPO") of the Company's common stock. As of June 30, 2015, the Company had not incurred any costs directly attributable to its proposed IPO, which have been deferred. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Warrants

The Company evaluates its warrants for appropriate classification as either a liability or equity. The Company first evaluates whether or not the warrants are indexed to the Company's common stock and if so, it further evaluates whether or not it meets the requirements for equity treatment. Warrants that are accounted for as a liability are adjusted to fair value at each reporting date through the statement of operations in an account entitled "Change in fair value of warrant liability." Warrants accounted for as equity are not adjusted in subsequent periods. The Company issued warrants to a lender with an unspecified number of warrants to be issued. The agreement requires the Company to issue 2,500 warrants for each month the loan is not paid in full. The requirements of this loan agreement caused the Company to consider Derivative Accounting for the extended terms, primarily because there is not a limit on the number of warrants that could be issued under this transaction. The Company has evaluated this accounting method and management and insiders would control the vote to increase the number of authorized shares which would allow the Company enough time to settle this issue with the lender.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC"), Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock and modifications to existing stock options, to be recognized in the statements of operations based on their fair values.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the awards, which is generally the vesting term.

Equity instruments (“instruments”) issued to non-employees are recorded on the basis of the fair value of the instruments, as required by ASC 505, Equity Based Payments to Non-Employees, or ASC 505. ASC 505 defines the measurement date and recognition period for such instruments. In general, the measurement date is when either (a) a performance commitment, as defined, is reached or (b) the earlier of the non-employee performance is complete. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in ASC 505.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accounts for uncertain tax positions in accordance with the provisions of FASB ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on a tax return. Under this standard, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized.

The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties, if any, are classified as income tax expense in the financial statements. As of June 30, 2015 and December 31, 2014, the Company does not have any uncertain tax positions.

Advertising

All advertising costs are expensed as incurred. The total advertising expense for the six months ended June 30, 2015 and 2014 was $2,209 and $-0-, respectively.

Recent Accounting Pronouncements

In November 2014, FASB issued ASU 2014-16, "Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity" ("ASU 2014-16"). ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendment clarifies that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. ASU 2014-16 is not expected to have a material impact on our financial position, results of operations or cash flows.

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of the new standard.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which provides guidance on management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). The Company has adopted ASU 2015-03 in these financial statements and it did not have a material impact on the Company’s financial position, results of operations and cash flows.

Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

Liquidity and Business Risk

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  At June 30, 2015 and December 31, 2014, the Company’s total stockholders’ deficit was $4,057,461 and $3,238,609, respectively. The net loss was $1,594,044 and $1,387,119 for the six months ended June 30, 2015 and 2014, respectively, and the Company used cash in our operations of $467,745 and $945,670 for the six months ended June 30, 2015 and 2014, respectively. Net cash used in operations has resulted principally from costs incurred in the continued development of the software and marketing efforts. The Company has funded its operations since inception through the use of cash obtained principally from the sale of equity securities and the placement of notes, some of which are convertible. To continue development, the Company will need to raise additional capital through debt and/or equity financing. However, additional capital may not be available on terms favorable to the Company and there can be no assurance that the Company will be successful in obtaining adequate additional financing. The Company is in the process of reducing its costs associated with delivery of services and taking steps to grow revenues through enhanced sales effectiveness, additional sales coverage, and new product offerings. The actual results of the Company indicate the existence of a material uncertainty of which may cast significant doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Note 3. Fair Value Measurements

Current accounting guidelines defines fair value, establishes a framework for measuring fair value in accordance with ASC section 820, and requires certain disclosures for measuring fair values.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:  Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2:  Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3:  Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 4. Other Accrued Liabilities

Other accrued liabilities consist of the following at June 30, 2015 and December 31, 2014

	June 30, 2015	December 31, 2014
Accrued wages and benefits	$528,403	$168,516
Accrued interest payable	323,960	246,936
	$852,363	$415,452

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Note 5. Notes Payable

Notes payable consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Notes payable	$1,656,492	$1,673,623
Less discount	8,875	9,125

Notes payable, net of discount	$1,647,617	$1,664,498
Current portion of notes payable	741,817	741,639
Long term portion of notes payable	$905,800	$922,859

On October 31, 2012, the Company entered into a note payable with an individual which had an original principal balance of $100,000. The note accrues interest at 12% annually, to be paid on the maturity date. The original due date was June 30, 2014. Subsequent to June 30, 2014, the lender agreed to extend the due date of this note to December 31, 2015. The balance of this note at June 30, 2015 and December 31, 2014 was $100,000. Accrued interest on this note was $32,000      and $26,000 at June 30, 2015 and December 31, 2014, respectively.

On November 30, 2011, the Company entered into a note payable with a shareholder, founder and current Executive Chairman of the Board of Directors with an original balance of $333,100. The original due date of this note was January 31, 2012. The intent of this loan was to aggregate several advances made by the lender during 2011. Effective July 24, 2013 the parties agreed to amend the note and extend the due date to December 1, 2013. On December 1, 2014, the parties agreed to extend the due date to March 31, 2015. Subsequent to March 2015, the parties agreed to extend the due date to November 1, 2015. Beginning on December 1, 2014, the note has accrued interest at 12% annually. Subsequent to November 1, 2015 the principal and accrued interest of the note were applied to the proceeds for the exercise of an incentive stock option by lender for 80,964 shares of common stock. The balance of this note at June 30, 2015 and December 31, 2014 was $49,600. Accrued interest on this note was $3,472 and $496 at June 30, 2015 and December 31, 2014, respectively.

On February 14, 2013, the Company entered into a note payable with a shareholder, founder and current Executive Chairman of the Board of Directors with an original balance of $11,000. The original due date of the note was June 1, 2013. The note accrued interest at 12% annually. This loan was paid in full and the accrued interest was forgiven by the lender during 2014, therefore recorded as an increase in additional paid in capital on the balance sheet. The balance of the note at June 30, 2015 and December 31, 2014 was $-0-. Accrued interest on this note was $-0- at June 30, 2015 and December 31, 2014.

On August 30, 2013, the Company entered into a Loan Agreement with a shareholder. The original balance of the loan was $100,000 at an interest rate of 5.25%. If the loan is not paid at its first maturity date the interest will be changed to the lenders bank’s prime plus 2%. The loan is secured by all the personal property of the Company. The loan agreement required the payment of an origination fee of $1,000 and a loan fee of $10,000 on February 3, 2014. The Company recorded these fees as a debt discount and amortized it over the term of the loan. The loan agreement requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. This loan was originally due August 30, 2014. The parties extended the maturity date to September 5, 2015 with all other terms remaining the same. Subsequent to September 5, 2015, the parties agreed to extend the note and fee agreement to October 5, 2016. The balance of the note at June 30, 2015 and December 31, 2014 was $100,000. Accrued interest on this note was $438 and $7,000 at June 30, 2015 and December 31, 2014, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

On July 8, 2013, the Company entered into a note payable with an entity owned by a shareholder and a member of the Board of Directors. The note had an original principal balance totaling $20,000. The original due date of this note was January 8, 2014. The note accrues interest at 12% annually. On May 15, 2015 the parties agreed to extend this note to November 1, 2015. Prior to November 1, 2015 the total principal and accrued interest were converted to shares of common stock at $4.00 per share. The balance of this note at June 30, 2015 and December 31, 2014 was $2,500. Accrued interest on this note was $450 and $300 at June 30, 2015 and December 31, 2014, respectively.

On November 15, 2013, the Company entered into a note payable with an entity owned by a shareholder and a member of the Board of Directors. The note had an original principal balance totaling $25,000. The original due date of this note was March 31, 2014. The note accrues interest at 12% annually starting December 16, 2013. The note payable required the payment of a handling fee of 1% of the original balance payable at maturity. On May 15, 2015 the parties agreed to extend this note to November 1, 2015. Prior to November 1, 2015 the total principal and accrued interest were converted to shares of common stock at $4.00 per share. The balance of this note at June 30, 2015 and December 31, 2014 was $25,000. Accrued interest on this note was $4,500 and $3,000 at June 30, 2015 and December 31, 2014, respectively.

On April 4, 2013, the Company entered into a loan agreement with a less than 5% shareholder of the Company and an entity owned by the same shareholder. The original principal balance of the loan was $1,000,000 with a fixed interest rate of 4.5% for five years and then variable based on the rate at the outside third party financial institution. The loan is secured by all the personal property of the Company. The loan requires monthly payments of principal and interest in the amount of $6,494 with a final due date of April 4, 2033. The loan agreement required the payment of an origination fee of $10,000. This loan fee has been treated as a discount to the debt and is currently being amortized on a straight line basis over the term of the loan. The debt discount balance at June 30, 2015 and December 31, 2014 was $8,875 and $9,125, respectively. The fee agreement also requires the Company to pay the lender a fee of 1.25% of the outstanding loan balance quarterly during the term of this loan. This quarterly fee is recorded as interest expense when due. The lender, at its discretion, may convert the amount of this quarterly fee to common stock of the Company at $2.00 per share. The loan agreement requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. The balance of this note, net of debt issuance costs, at June 30, 2015 and December 31, 2014 was $940,517 and $957,398, respectively. Accrued interest on this loan was $3,560 and $3,624 at June 30, 2015 and December 31, 2014, respectively. Also included in accrued interest is the unpaid lender fee which totaled $110,262 and $86,492 at June 30, 2015 and December 31, 2014, respectively.

On July 18, 2013, the Company entered into a note payable with an entity owned by a shareholder. The original principal balance of the note was $40,000. The note accrues interest at 9.5% annually. The original due date of the note was October 19, 2013. Subsequent to December 31, 2014, the parties agreed to extend this note to December 31, 2015. The balance of this note at June 30, 2015 and December 31, 2014 was $30,000. Accrued interest on this note was $6,254 and $4,829 at June 30, 2015 and December 31, 2014, respectively.

On April 2, 2014, the Company entered into a loan agreement with an entity primarily owned by a shareholder and current member of the Board of Directors. Simultaneously, the lender of this loan assigned all rights, title and interest to Cap-Star Holdings I, LLC. The original principal balance of this loan was $500,000 with a due date of October 2, 2014. The loan accrues interest at 15% annually. The loan is personally guaranteed by a shareholder, founder and current Executive Chairman of the Board of Directors. The loan agreement required the Company to issue 250,000 share of common stock of the Company to the lender and warrants which allowed the lender to purchase 250,000 shares of common stock of the Company. The issuance of the common stock and the warrants have been accounted for as a debt discount and amortized fully as interest expense in 2014. The debt discount was calculated to be $324,759 on April 2, 2014. The total proceeds of the loan were allocated based on the relative fair value each component of the transaction. The fair value of the note payable was $500,000, the fair value of the common stock was $500,000, and the fair value of the warrants was $426,609. The fair value of the warrants was determined by utilizing the Black-Scholes model. The original due date of October 2, 2014 was extended to October 2, 2015. On October 9, 2015, the parties agreed to extend the due date to April 2, 2016. The balance of the loan at June 30, 2015 and December 31, 2014 was $400,000. Accrued interest on this loan was $1,151 and $5,000 at June 30, 2015 and December 31, 2014, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

As of June 30, 2015, future maturities of notes payable over the next five years are as follows:

For the year ended December 31,
2015 (remaining)	$741,817
2016	36,031
2017	37,829
2018	39,592
2019	41,437
Thereafter	759,786
1,656,492
Less Discount	8,875
$1,647,617

Note 6. Convertible Notes Payable

Convertible notes payable consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Convertible notes	$1,892,951	$1,436,951
Less discount	27,091	10,250

Convertible notes, net of discount	1,865,860	1,426,701
Current portion of convertible notes	1,771,610	1,337,951
Long term portion of convertible notes	$94,250	$88,750

In 2014, the Company issued $840,000 aggregate principal amount of convertible notes with maturity dates originally ranging from March 15, 2015 to June 19, 2015. In 2015, the Company issued an additional $88,500 aggregate principal amount of convertible notes with maturity dates originally ranging from July 2, 2015 to July 30, 2015 (collectively the “12% Convertible Notes”). All the notes carry an interest rate of 12.0% and are entitled to convert to common stock at $4.00 per share. All of these convertible notes were treated as current as of June 30, 2015 and December 31, 2014.  The total balance outstanding at June 30, 2015 and December 31, 2014 was $746,000 and $840,000, respectively. Accrued interest on these convertible notes was $20,024 and $10,055 at June 30, 2015 and December 31, 2014, respectively.

Prior to June 30, 2015, $165,000 of the 12% Convertible Notes were converted into shares of common stock. The lenders elected to convert additional interest of $7,197 to common stock. A total of $17,500 was paid on principal before June 30, 2015. Subsequent to June 30, 2015, several of the 12% Convertible Notes were extended, paid in full and converted. A total of $746,000 of the 12% Convertible Notes were outstanding following June 30, 2015, of which $421,000 has been converted to shares of common stock, $25,000 has been paid on principal and $300,000 has been extended to the earlier of February 1, 2016 or the first business day following an effective date of a registration statement on Form S-1 filed by the Company. In some cases, the interest was also converted at the same rate as the convertible notes.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

On May 27, 2015, the Company entered into a convertible note payable to an individual with a principal balance of $50,000. The note accrues interest at a rate of 12% per annum and is convertible into shares of common stock at a conversion price equal to 50% of the per share price paid by institutional investors which is equal to $5.00 per share. The maturity date is November 30, 2015. Subsequent to June 30, 2015, the Company received a request to convert $25,000 of the note into shares of common stock and has agree to amend the conversion price to $4.00 per share. The total balance outstanding at June 30, 2015 and December 31, 2014 was $50,000 and $-0-, respectively. Accrued interest on this convertible note was $500 and $-0- at June 30, 2015 and December 31, 2014, respectively.

On May 29, 2015, the Company entered into a convertible note payable to an individual with a principal balance of $500,000. The note accrues interest at a rate of 12% per annum and is convertible into shares of common stock at a conversion price of $4.00 per share. The maturity date is November 30, 2015. The Company issued 12,500 shares of common stock to the lender on June 2, 2015 pursuant to the terms of the note. This issuance of the common stock has been treated as a discount to the debt based on the relative fair value and is currently being amortized on a straight line basis over the term of the loan. The debt discount was $19,841 and $-0- at June 30, 2015 and December 31, 2014, respectively. The total balance outstanding, net of debt discount at June 30, 2015 and December 31, 2014 was $480,159 and $-0-, respectively. Accrued interest on this convertible note was $5,000 and $-0- on June 30, 2015 and December 31, 2014, respectively.

The Company had a convertible note payable to an individual with an original principal balance of $10,000. The note was non-interest bearing. The note was originally entered into in January 2013. During 2014 the note holder elected to convert the note to common stock. The total balance outstanding at June 30, 2015 and December 31, 2014 was $-0-.

On September 13, 2013, the Company entered into a loan agreement with an individual stockholder to assist with the development, expansion and marketing of its primary software product. The original loan amount was $180,000. The loan agreement provides for collateral of all the personal property of the Company. The loan requires monthly principal payments of not less than $3,000 beginning October 13, 2013 with final payment due September 13, 2018. The loan requires a fee to be paid quarterly at an annual rate of 10% of the outstanding principal balance. This fee has been treated as interest expense. The lender may elect, at the lenders sole discretion, to receive common stock at $2.00 per share in lieu of cash. The loan agreement also required an initial loan fee of $18,000 which is equal to 10% of the original principal balance. This loan fee has been treated as a debt issuance cost and is currently being amortized on a straight line basis over the term of the loan. The debt issuance cost balance at June 30, 2015 and December 31, 2014 was $7,250 and $10,250, respectively. The loan agreement further requires the Company to meet certain covenants which require the approval of the lender prior to entering into certain transactions and maintaining certain operating activities of the business. The outstanding balance, net of debt issuance costs, at June 30, 2015 and December 31, 2014 was $127,750 and $124,750, respectively. Accrued interest on this loan was $2,925 and $-0- at June 30, 2015 and December 31, 2014, respectively.

On May 17, 2013, the Company entered into a convertible note agreement with an individual.  The original principal balance of this note was $75,000. However, the loan was increased by a lump sum interest requirement of $5,000 which made the total original balance $80,000. The note requires interest payments of $5,000 per month since original issuance. The original due date of this loan was June 17, 2013 unless the lender exercised its option to convert the loan before that date. The loan also required collateral of certain accounts receivables from two customers. The lender, at his sole discretion, can convert this loan into common stock of the Company at $2.00 per share. Subsequent to June 30, 2015 the parties agreed to convert all the original principal balance of $75,000 plus accrued interest of $145,000 totaling $220,000 into 110,000 shares of the Company’s common stock at $2.00 per share. The outstanding balance at June 30, 2015 and December 31, 2014 was $80,000. Accrued interest on this loan was $122,500 and $92,500 at June 30, 2015 and December 31, 2014, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

On October 2, 2012, the Company entered into a loan agreement with a stockholder of the Company. An owner of the lender is also a member of the Board of Directors. The original principal amount of the loan was $381,951. The proceeds of the loan were used to repay another loan to an individual. The loan originally required payment of quarterly interest at an annual rate of 12% with the balance paid October 2, 2013. The loan requires the Company to obtain approval before obtaining additional financing outside of the normal course of business or a change of ownership greater than 10%. Upon default, the loan agreement provides for a perpetual license on the Company’s primary software (i.e. TridentHE) for use in the military defense market only. On October 2, 2013, the loan was extended to November 2, 2013 with no changes in terms except the due date. On May 9, 2014 another extension was signed. This extension granted the following: (1) extension of the payment of all amounts to November 2, 2014 with the three options to extend for 30 more days at the lender’s discretion; (2) the interest rate will be modified from the date of the last extended due date at 18%; (3) quarterly interest payments of $17,446 will be due each quarter at August 2, 2014 and November 4, 2014; (4) the Company will issue stock warrants providing for 2,500 shares to the lender for every full month after May 9, 2014 which the loan is still outstanding. The exercise price of the warrants will be $6.00 per share and they will have a 5 year life; and (5) the lender will have the right to convert the outstanding principal and interest balance to shares of the Company’s common stock, at the lender’s sole discretion, at $2.00 per share. This extension also required a payment of past due interest totaling $38,772 to the lender by the Company. The loan was extended again, by way of two of the 30 day options by the lender, to January 2, 2015.

The requirements above cause the Company to consider Derivative Accounting for the extended terms, primarily because there is not a limit on the number of warrants that could be issued under this transaction. The Company has evaluated this accounting method and management and insiders would control the vote to increase the number of authorized shares which would allow the Company enough time to settle this issue with the lender. The Company evaluated this transaction as it relates to Debt Modification Accounting. The transaction was not significant and therefore the warrants are recorded as additional financing fees as they are granted on a monthly basis. On October 14, 2015, the lender agreed to extend this note to the earlier of February 1, 2016 or the first business day following an effective date of a registration statement on Form S-1 filed by the Company. The outstanding balance of this note at June 30, 2015 and December 31, 2014 was $381,951. Accrued interest on this loan was $ 10,925 and $7,639 at June 30, 2015 and December 31, 2014, respectively.

As of June 30, 2015, future maturities of convertible notes payable over the next four years are as follows:

For the year ended December 31,
2015 (remaining)	$1,793,951
2016	36,000
2017	36,000
2018	27,000
1,892,951
Less Discount	27,091
$1,865,860

The Company evaluated the features of the convertible notes to ascertain if any embedded conversion features were required to be bifurcated and accounted for as a derivative. The Company evaluated whether the embedded feature met the definition of a derivative and determined that the conversion options do not as they do not meet the "net settlement" requirement. The underlying shares of the Company are those of a private company and are not considered readily convertible to cash, and therefore bifurcation is not required. The Company will continue to reevaluate these features.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Note 7. Commitments and Contingencies

The Company is obligated under a lease agreement for its primary office space. Subsequent to December 31, 2014, the Company and the landlord amended the lease to include additional space and extend the lease to May 31, 2020.  The lease provides for base rent payments plus other operating costs.

Subsequent to December 31, 2014, the Company entered into a lease agreement with a related party for additional offices space.  The lease term is 12 months and requires a base rent payment of $2,500 per month. The Company can increase the amount of space and related monthly base rent.

As of June 30, 2015, the minimum annual payments under a non-cancelable operating lease as of December 31, 2014 are as follows:

For the year ended December 31,
2015 (remaining)	$66,914
2016	153,077
2017	135,361
2018	142,645
2019	149,929
Thereafter	63,735
$711,661

Rent expense for the six month ended June 30, 2015 and 2014 was $38,192 and $33,400, respectively.

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business.  While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 8. Stock Option Plan

Effective October 1, 2011, the Company approved the Aegis Identity Software, Inc. Incentive Stock Option Plan (the "Plan"). The Plan provides for the issuance of up to 2,500,000 shares of common stock in the aggregate. The options generally vest yearly beginning one (1) year after the date of grant over a three (3) year period. The options have a ten-year contractual maturity. Granting of options under the Plan is at the discretion of the board of directors.

Option costs related to stock options recognized for the six months ended June 30, 2015 and 2014 amounted to $559,181 and $326,849, respectively, of which $537,358 and $282,952 has been included in general and administrative expenses for the six months ended June 30, 2015 and 2014, respectively, in the accompanying statements of operations.

In addition $21,823 and $43,897 has been capitalized as computer software development costs for the six months ended June 30, 2015 and 2014, respectively.

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option pricing model. The weighted average assumptions used in determining the fair value of options granted and the weighted average grant date fair value of options granted during the six months ended June 30, 2015 and 2014 is as follows:

	2015	2014
Weighted-average range of risk-free interest rate	1.67 to 1.99%	2.11 to 2.26%
Weighted-average range of volatility	76.61 to 83.64%	81.00 to 82.02%
Dividend yield	-0-%	-0-%
Weighted-average range of expected life in years	3.5 to 6.0	6.0
Weighted-average range of grant date fair value	$$0.32	$0.35

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility. Historical information and management expectations were the primary basis for the expected dividend yield. The expected lives of the options are based upon the simplified method. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

As of June 30, 2014, there was approximately $2,086,464 of unrecognized compensation cost, related to unamortized stock option compensation which is expected to be recognized over a weighted average period of 2.5 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. In addition, as future grants are made, additional compensation costs will be incurred. Exercise prices range from $0.60 to $2.00 per share as of June 30, 2015.

A summary of the Company's stock option activity and related information for the six months ended June 30, 2015 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2015	2,346,250	$0.60 to $2.00	5 to 10	$0.40 to $1.44
Granted	802,500	$2.00	5 to 10
Expired	-

Outstanding, June 30, 2015	3,148,750	$0.60 to $2.00	5 to 10	$0.40 to $1.40

Note 9. Warrants

In December 2013, the Company granted a warrant to purchase 250,000 shares of common stock to an investor in connection with an equity investment. The exercise price is $2.00 per share. The warrant is exercisable immediately and has a term of 10 years.

In connection with a loan transaction the Company granted a warrant to purchase 250,000 shares of common stock to Cap-Star Holdings I, LLC at an exercise price of $2.00 per share with an expiration date of 10 years after grant. The warrants are exercisable immediately and were accounted for as equity. Proceeds of $149,519 were allocated to these warrants based on the relative fair values of the warrants. The fair value of these warrants at their respective commitment dates were recorded as additional financing fees. The fair value of the warrants is estimated at each commitment date using the Black Scholes valuation model.

In connection with a loan transaction during 2012 (see Note 6), the Company granted the lender warrants to purchase 17,500 shares of common stock at an exercise price of $6.00 per share as of December 31, 2014. These warrants were a requirement of an extension agreement entered into on May 9, 2014. The Company is required to issue warrants to purchase an additional 2,500 shares of common stock for each month the note is outstanding. The warrants expire 5 years after their issuance. During the six months ended June 30, 2015, the Company granted warrants to purchase 15,000 shares of common stock related to this loan transaction with an aggregate value of $12,075. The fair value of these warrants at their respective commitment dates were recorded as additional financing fees. The fair value of the warrants is estimated at each commitment date using the Black Scholes valuation model.

The Company had granted warrants to purchase 262,500 shares of common stock to consultants and advisors as of December 31, 2014.  These warrants have an exercise price ranging from $0.60 to $2.00 per share. All of these warrants were vested at December 31, 2014. The warrants have terms ranging from 5 to 10 years after their date of grant. As of June 30, 2015, the Company had granted warrants to purchase an additional 75,000 shares of common stock to consultants with an exercise price of $2.00 per share and a term of 5 years. Warrants to purchase 13,000 shares of common stock were vested as of June 30, 2015. The fair value of these warrants at their respective commitment were recorded as additional paid in capital with a corresponding discount on the convertible debt it relates to, and is being amortized into interest expense over the term of the debt.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

The Company granted warrants to purchase 499,701 shares of common stock as part of unit offerings during 2011 and 2012. These warrants have an exercise price of $10.00 per share and a term of 10 years after their date of grant. All of these warrants are vested.

As of June 30, 2015, there were warrants to purchase 1,369,701 shares of common stock granted with exercise prices ranging from $0.60 to $10.00 per share and terms ranging from 5 to 10 years.

Warrant costs related to these stock warrants recognized for the six months ended June 30, 2015 and 2014 amounted to $17,505 and $1,986, respectively, which are included in general and administrative expenses in the accompanying statements of operations. As of December 31, 2014, there was approximately $17,492 of unrecognized expense, related to unamortized stock warrant expense which is expected to be recognized over a weighted average period of 1.5 years. Total unrecognized expense will be adjusted for future changes in estimated forfeitures. In addition, as future warrants are made, additional compensation costs will be incurred.

A summary of the activity related to these stock warrants for the six months ended June 30, 2015 are as follows:

Outstanding, January 1, 2015	1,279,701
Issued	90,000
Outstanding, June 30, 2015	1,369,701

The fair value of the warrants is estimated at the end of each quarterly reporting period using the Black Scholes valuation model. The assumptions used in computing the fair value of the warrants as of June 30, 2015 and December 31, 2014 are as follows:

Range of fair value of warrant	$0.68 to $1.44
Range of conversion price	$0.60 to $2.00
Range of expected volatility	86.2 to 87.0%
Range of remaining term (years)	5.0 to 10.0
Range of risk-free rate	2.12 to 2.80%
Expected dividend yield	$0.00%

Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility. Historical information and management expectations were the primary basis for the expected dividend yield. The expected lives of the options are based upon the simplified method. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

Note 10. Preferred and Common Stock

Preferred Stock

The Company had 10,000,000 shares of Preferred Stock, par value $0.001, authorized for issuance, of which no shares of Preferred Stock were issued or outstanding.

Common Stock

The Company had 100,000,000 shares of Common Stock, par value $0.001, authorized for issuance, of which the Company had issued and outstanding shares totaling 3,946,036 and 3,871,737 as of June 30, 2015 and December 31, 2014, respectively.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Issuances during the six months ended June 30, 2014

The Company issued 312,025 shares of common stock for total proceeds of $16,525.

Issuance during the six months ended June 30, 2015

The Company issued 74,299 shares of common stock for total proceeds of $172,025 related to the conversion of notes payable.

Note 11. Net Loss per Share

The Company utilizes FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods of operating loss for which no common share equivalents are included because their effect would be anti-dilutive. There were no shares of the Company's common stock outstanding subject to repurchase or forfeiture for the periods ended June 30, 2015 and 2014.

The Company has excluded all common stock equivalents from its calculation of diluted net loss per share because their effects would be anti-dilutive.

The following table sets forth the number of shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive. The potentially dilutive securities as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Options to purchase common shares	3,148,750	1,863,750
Outstanding warrants	1,369,701	1,139,701
Convertible notes payable	473,238	358,019

	4,991,689	3,361,470

Note 12. Retirement Benefit Plan

The Company sponsors a 401(k) retirement plan for its qualified employees, which was adopted and implemented in June 10, 2013. The plan provides for the statutory contributions by plan participants and an optional and discretionary matching of contributions by the Company. For the six months ended June 30, 2015 and 2014 the Company has elected not to match any employee contributions to the plan.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

Note 13. Income Taxes

The Company is primarily subject to United States federal and Colorado state income tax.  The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense.  As of June 30, 2015 and December 31, 2014, the Company had no accruals for interest or penalties related to income tax matters.

Note 14. Subsequent Events

In July 2015, the Company initiated a private offering of up to 800,000 shares of its common stock at a price of $2.50 per share to accredited investors. The offering closed in November 2015. The Company issued 281,500 shares of common stock in this offering for a total of $703,750. The Company entered into a letter agreement and subscription agreement with Newport Capital Bancorp for the purchase of an additional 220,000 shares for $550,000. Under the terms of these documents Newport Capital Bancorp, an entity controlled by one of the directors of the Company, has committed to purchase a specified number of shares upon the occurrence of certain defined events related to the registration of the Company’s securities. The obligation of Newport Capital Bancorp to purchase the shares terminates on March 31, 2016 in the event the registration is not previously completed.

Effective July 1, 2015, the Company terminated the Buy-Side Advisory Agreement, dated May 15, 2015, and the Amended and Restated Agreement, dated January 27, 2014, with National Community Development Fund I, LLC. There were no amounts due under either of these agreements. John Vasquez, a director of the Company, is the Chairman of National Community Development Fund I, LLC.

On July 1, 2015, the Company entered into a Consulting Agreement with M1 Advisors for consulting services relating to the offering. As compensation for its advisory services M1 Advisors received a warrant to purchase 622,532 shares of common stock at an exercise price of $2.00 per share with a five (5) year term. This warrant vests upon the occurrence of certain targets. Any unvested warrants revert to Newport Capital Bancorp on a fully vested basis. The term of the Consulting Agreement is one (1) year and the parties have the option to renew for additional one (1) year terms.

Effective as of July 1, 2015, the Company entered into a Consulting Agreement with Newport Capital Bancorp to assist the company with its transition to a public company. Newport Capital Bancorp is controlled by a director of the Company. As compensation for its advisory services, Newport Capital Bancorp received a fully vested warrant to purchase 647,532 shares of common stock at an exercise price of $2.00 per share with a term of ten (10) years. In addition, Newport Capital Bancorp would receive any warrants issued to M1 Advisors that did not vest and these warrants would also be fully vest. The term of the Consulting Agreement is one (1) year and the parties have the option to renew for additional one (1) year terms.

On July 1, 2015, the Company entered into an Advisory Consulting Agreement with Strategic Universal Advisors for acquisition identification and support, brand strategy, customer introductions, identification and introduction to institutional investors and media and technical exposure. As compensation for its services, Strategic Universal Advisors received a monthly fee of $5,500 and a fully vested warrant to purchase 250,000 shares of common stock at an exercise price of $4.00 per share with a term of five (5) years. This agreement was terminated September 14, 2015.

On July 13, 2015, the Company entered into a promissory note with Ralph Armijo, the Executive Chairman of the Board of Directors, in the principal amount of $25,000 with a loan fee of 1%.  The maturity date was September 1, 2015.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

The Company received a subpoena for documents from the Colorado Department of Regulatory Authority, Division of Securities, in February 2015. The Company complied with the subpoena by providing the documents requested. As of November 2015, The Company has received no further correspondence.

In September 2015, the Company entered into a letter agreement with ABEET, LLC, an entity owned by a director of the Company, for the conversion of $34,319.07 representing all principal and accrued interest due under promissory notes dated July 8, 2013 and November 15, 2013 into shares at a conversion price of $4.00 per share. In October 2015, the conversion was completed and the debt was retired.

On September 29, 2015, the Company entered into a promissory note with ABEET LLC, an entity owned by a director of the Company, in the principal amount of $9,500 that accrues interest at a rate of 12% per annum. The maturity date is November 29, 2015.

On September 30, 2015, the Company entered into a letter agreement with a stockholder to convert an outstanding loan into shares of common stock at $2.00 per share. The principal balance of the loan was $111,000 and the accrued fee was $2,700 for a total amount converted of $113,700.  This transaction was completed and the loan was retired.

In October 2015, the Company entered in a sublease agreement for its new corporate headquarters’ office located in Denver, Colorado. See also Note 7.

On October 9, 2015, the Company and National Community Development Fund I, LLC agreed to extend the maturity date of the bridge loan transaction to April 2, 2016. National Community Development Fund I, LLC is controlled by a director of the Company.

On October 9, 2015, the Company and Neighborhood Services, Inc. agreed to extend the maturity date of the Promissory Note, dated July 8, 2013, to December 31, 2015. A balloon payment of the principal and accrued interest are due on the maturity date.

On October 9, 2015, the Company and Dr. Richard Rivera agreed to extend the maturity date of the loan transaction, dated August 30, 2014, to October 5, 2016. The Company is required to make interest-only monthly payments at a rate of 5.25% per annum and the principal is due on October 5, 2016.

On October 9, 2015, the Company and Veteran Engineering & Technology, LLC agreed to extend the maturity date of the bridge loan transaction the first to occur of the first business day immediately following the closing date of the registration statement on Form S-1 or February 1, 2016. Veteran Engineering & Technology, LLC is a stockholder and an officer of Veteran Engineering & Technology LLC is a director of the Company.

On October 12, 2015, the Company and James Sullivan agreed to extend the maturity date of the convertible promissory note, dated December 19, 2014, to the first to occur of the first business day immediately following the closing date of the registration statement on Form S-1 or February 1, 2016.

On October 16, 2015, the Company entered into a letter agreement with Paul Thompson related to the conversion of the principal and all accrued interest due totaling $220,000 under the convertible promissory note, dated May 17, 2013, into 110,000 shares of common stock. The conversion was completed on October 30, 2015.

On October 27, 2015, the Company entered into a loan transaction with an existing shareholder.  The principal amount of the loan was $150,000 and the due date is January 27, 2016.  The interest rate is 12% per annum. A warrant to purchase 2,101 shares of common stock at an exercise price of $2.50 per share with a term of 5 years was granted in connection with this loan transaction.

Aegis Identity Software, Inc.
Notes to Financial Statements
June 30, 2015

In November 2015, the Company entered into a letter agreement with Ralph Armijo, the Executive Chairman of the Board of Directors, requesting that the principal and accrued interest due pursuant to the promissory note entered into on November 30, 2011, as amended, be applied toward the exercise of one of his incentive stock option grants. The total amount due under the note was $55,056. This amount was applied to the purchase price for the exercise of the option to purchase 80,964 shares of common stock. The transaction was completed and the note was retired in November 2015.

On November 9, 2015, the Company entered into a promissory note payable with Robert D. Lamvik, an officer and director of the Company, in the principal amount of $35,000 that accrues interest at a rate of 12% per annum. The maturity date is December 9, 2015.

2,000,000 Shares

Common Stock

PROSPECTUS

_____, 2016

Lead Underwriter	Co-Manager

Until _____, 2016, all dealers that effect transactions in these securities may be required to deliver a prospectus, regardless of whether they are participating in this offering.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of all 2,000,000 shares of common stock being registered, all of which we will pay.  All amounts, other than the SEC registration fee, the Nasdaq Capital Market listing application fee and the FINRA filing fee are estimates.

SEC registration fee	$1,007
Nasdaq listing application fee	50,000
Printing expenses	10,000
FINRA filing fee	2,500
Representative’s advisory fee	100,000
Legal fees and expenses	300,000
Accounting fees and expenses	100,000
Transfer agent fees	5,000
Miscellaneous	28,493
Total	$592,000	*

* Assumes the maximum number of shares is sold in the offering.  If the minimum number of shares is sold in the offering, the total expenses are estimated to be $562,000.

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities.  A summary of the circumstances in which such indemnification provided for is contained herein.

Item 15.  Recent Sales of Unregistered Securities

The following discloses all sales of unregistered securities by the Company within the last three years:

Common Stock Purchase Warrants Issued to Consultants and Advisors

The Company entered into a consulting agreement with M1 Advisors LLC on July 1, 2015 for business consulting and capital market advisory services in connection with this offering.  The term of the consulting agreement is one year and the parties have the option to renew for additional one year terms.  Under the agreement, we pay M1 Advisors $5,000 per month, as well travel expenses and certain limited document preparation expenses incurred by M1 Advisors in connection with its service to the Company.  The Company also agreed to grant M1 Advisors a warrant to purchase 622,532 shares of the Company’s common stock.  The warrant has a term of five years, with an exercise price of $2.00 per share, and is exercisable on a cashless basis.  The warrant vests as follows: (i) 15% upon the completion of a pre-going public financing of at least $1,000,000, (ii) 15% upon the filing of this registration statement and (iii) 70% upon the completion of this offering with a minimum valuation of the Company of $50,000,000.  Any unvested warrants revert to Newport Capital Bancorp, LLC on a fully-vested basis.  John S. Vasquez, a director of the Company, is the Chairman and manager of Newport Capital Bancorp, LLC.  The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

On July 1, 2015, the Company entered into a consulting agreement for business consulting and capital market advisory services with Newport Capital Bancorp, LLC, which replaced and terminated a Buy-Side Advisory Agreement, dated May 15, 2015, between the Company and National Community Development Fund I, LLC.  No amounts were due under the Buy-Side Advisory Agreement.  The term of the consulting agreement is one year and the parties have the option to renew for additional one year terms.  Under the consulting agreement, the Company pays travel expenses and certain limited document preparation expenses incurred by Newport Capital Bancorp in connection with its service to the Company and issued Newport Capital Bancorp a warrant to purchase 647,532 shares of the Company’s common stock.  The warrant has a term of ten years, with an exercise price of $2.00 per share, is exercisable on a cashless basis, and is fully vested. The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

The Company entered into an advisory consulting agreement with Strategic Universal Advisors, LLC on July 1, 2015.  In exchange for acquisition identification and support, strategy and brand development and customer and investor introduction services, the Company agreed to pay Strategic Universal Advisors $5,500 per month.  The Company also agreed to grant Strategic Universal Advisors a warrant to purchase 250,000 shares of the Company’s common stock.  The warrant has a term of five years, with an exercise price of $4.00 per share, is exercisable on a cashless basis, and is fully vested.  On September 25, 2015, the Company terminated this advisory consulting agreement and no further payments were made to Strategic Universal Advisors.  The warrant is a restricted security and any shares issued upon exercise of the warrant will be restricted securities.

Convertible Note Issuances

On October 2, 2012, we entered into a secured loan transaction with Veteran Engineering and Technology, LLC (“VET”) in the principal amount of $381,951 with interest initially accruing at the rate of 12% per year and later increased to 18% year, compounded monthly.  Accrued interest is payable on a quarterly basis with a balloon payment of the principal and any accrued unpaid interest due on February 1, 2016 or the first business day immediately following the effective date of this registration statement, whichever occurs first.  The loan requires us to obtain approval before obtaining additional financing outside of the normal course of business or a change of ownership of more than 10% of our common stock.  The loan is guaranteed by a license agreement between the parties granting an exclusive, irrevocable, royalty free, worldwide license (limited to the department of defense market) to use TridentHE software including, without limitation, the right to manufacture, modify, sell, license, brand, create permitted modifications and take other actions subject to certain restrictions.  This license only becomes activated and effective upon a material default by us or in the event an interest payment is not made within 30 days of when due.  If the license is activated VET will have access to the source code of TridentHE and own any permitted modifications it makes to the software pursuant to the license.  The value of the license was indeterminable at the time of the transaction so, if activated, the parties have agreed to use good faith efforts to determine a mutually agreeable valuation between 50% and 100% of the principal amount of the loan.  On October 2, 2013, the loan was extended to November 2, 2013 with no changes in terms except the due date.  On May 9, 2014 another extension was signed. This extension granted the following: (1) extension of the payment of all amounts to November 2, 2014 with the option to extend for 30 more days at the lender’s discretion; (2) the interest rate was increased to 18%; (3) quarterly interest payments of $17,446 were to be due each quarter at August 2, 2014 and November 4, 2014; (4) we were required to issue warrants to the lender for the purchase of 2,500 shares of our common stock for every full month after May 9, 2014 that the loan remains outstanding, with the warrants having an exercise price of $6.00 per share and a five-year term; and (5) the lender was given the right to convert the outstanding principal and interest balance to shares of the our common stock, at the lender’s sole discretion, at $2.00 per share (until the closing of a negotiated equity transaction at a price greater than $2.00 per share). This extension also required a payment of past due interest totaling $38,772 to the lender. The loan was subsequently extended to January 2, 2015 and then further extended to the earlier of February 1, 2016 or the first business day following the effective date of a registration statement on Form S-1 filed by us.  Prior to this offering, VET beneficially owned 14.1% of our outstanding common stock and Craig Newmaker, a director of our company, is Vice President and Chief Operating Officer of VET.  As of November 10, 2015, the outstanding balance of this loan was $381,951.

On May 17, 2013, the Company entered into a convertible note agreement with an individual.  The original principal balance of this note was $75,000. However, the loan was increased by a lump sum interest requirement of $5,000 which made the total original balance $80,000. The note requires interest payments of $5,000 per month. The original due date of this loan was June 17, 2013 unless the lender exercised its option to convert the loan before that date. The loan also required collateral of certain accounts receivables from two customers. The lender, at his sole discretion, can convert this loan into common stock of the Company at $2.00 per share.  Subsequent to December 31, 2014 the parties agreed to convert all the original principal balance of $75,000 plus accrued interest of $145,000 totaling $220,000 into 110,000 shares of the Company’s common stock at $2.00 per share. As of November 10, 2015, the outstanding balance of this loan was $0.

On September 13, 2013, the Company entered into a loan agreement with an individual stockholder to assist with the development, expansion and marketing of the Company’s primary software product. The original loan amount was $180,000. The loan agreement provides for collateral of all the personal property of the Company. The loan requires monthly principal payments of not less than $3,000 beginning October 13, 2013 with final payment due September 13, 2018. The loan requires a fee to be paid quarterly at an annual rate of 10%.  This fee has been treated as interest expense, and the lender may elect, at the lender’s sole discretion, to receive Company common stock at a price of $2.00 per share in lieu of cash for payment of the quarterly fee. The loan agreement also required an initial loan fee of $18,000 which is equal to 10% of the original principal balance. The loan agreement further requires the Company to comply with certain covenants which require the approval of the lender prior to amending its charter or changing the nature of operations of the Company. As of November 10, 2015, the outstanding balance of this loan was $0.

In January 2013, the Company issued a convertible note payable to an individual with an original principal balance of $10,000. During 2014, the note holder elected to convert the note to common stock.  As of November 10, 2015, the outstanding balance of this note was $0.

In 2014, the Company issued $840,000 aggregate principal amount of convertible notes with maturity dates originally ranging from March 15, 2015 to June 19, 2015.  In 2015, the Company issued an additional $88,500 aggregate principal amount of convertible notes with maturity dates originally ranging from July 2, 2015 to July 30, 2015 (collectively, the “12% Convertible Notes”).  All the notes carry an interest rate of 12.0% and are entitled to convert to common stock at $4.00 per share.  Prior to June 30, 2015, $165,000 of the 12% Convertible Notes were converted into shares of common stock.  The lenders elected to convert additional interest of $7,197 to common stock. A total of $17,500 was paid on principal before June 30, 2015. Subsequent to June 30, 2015, several of the 12% Convertible Notes were extended, paid in full and converted.  A total of $746,000 of the 12% Convertible Notes were outstanding following June 30, 2015, of which $421,000 has been converted to shares of common stock, $25,000 has been paid on principal and $300,000 has been extended to the earlier of February 1, 2016 or the first business day following an effective date of a registration statement on Form S-1 filed by the Company. In some cases, the interest was also converted at the same rate as the convertible notes.

2015 Private Placement

In 2015, the Company completed a private placement of 281,500 shares of our common stock to a small number of accredited investors for aggregate gross proceeds of $703,750.  The proceeds of the financing are being used primarily for working capital and general corporate purposes.  Burnham Securities Inc., one of the underwriters in this offering, served as the Company’s placement agent.

Other Issuances

In September 2015, the Company entered into a letter agreement with ABEET, LLC, an entity owned by a director of the Company, for the conversion of $34,319.07 representing all principal and accrued interest due under promissory notes dated July 8, 2013 and November 15, 2013 into shares at a conversion price of $4.00 per share. In October 2015, the conversion was completed and the debt was retired.

On October 16, 2015, the Company entered into a letter agreement with an existing shareholder related to the conversion of the principal and all accrued interest due totaling $220,000 under a convertible promissory note held by him, dated May 17, 2013, into 110,000 shares of common stock. The conversion was completed on October 30, 2015.

On October 27, 2015, the Company entered into a loan transaction with an existing shareholder.  The principal amount of the loan was $150,000 and the due date is January 27, 2016.  The interest rate is 12% per annum.  A warrant to purchase 2,101 shares of common stock at an exercise price of $2.50 per share with a term of five years was granted in connection with this loan transaction.

In November 2015, the Company entered into a letter agreement with J. Ralph Armijo, the Chairman of the Board of Directors of the Company, in order for the principal and accrued interest due pursuant to a promissory note entered into with Mr. Armijo on November 30, 2011, as amended, be applied toward the exercise of one of his incentive stock option grants. The total amount due under the note was $55,055. This amount was applied to the purchase price for the exercise of the option to purchase 80,964 shares of common stock. The transaction was completed and the note was retired in November 2015.

For each of the above transactions exempt from the registration requirements under Section 4(a)(2) of the Securities Act of 1933.  For each such sale, no advertising or general solicitation was employed in offering the securities.  The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of ours or our executive officers, and transfer was restricted by us in accordance with the requirements of the Securities Act.  Each of such persons represented to us that they were accredited or sophisticated investors, that they had been given access to the information they requested to make their investment decision, that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.  Accordingly, we believe that the issuances of the securities listed above were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Registration Statement.

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement.
1.2*	Form of Underwriter Warrant (included in Underwriting Agreement filed as Exhibit 1.1).
3.1	Articles of Incorporation of the Company, as amended.
3.2	Bylaws of the Company.
4.1	Specimen Common Stock Certificate.
5.1*	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.
10.1	Employment Agreement between the Company and Robert Lamvik.
10.2	Employment Agreement between the Company and Hadley Evans, Jr.
10.3	Aegis Identity Software, Inc. Incentive Stock Option Plan.
10.4	Loan Agreement with Veteran Engineering & Technology, LLC.
10.5	Loan Agreement with National Community Development Fund I, LLC.
10.6	Form of Escrow Deposit Agreement for offering.
10.7	Form of Subscription Agreement for offering.
10.8	Form of Software License Agreement.
10.9	Form of Support Services and Maintenance Agreement.
10.10	Form of Professional Services Agreement.
14.1	Code of Ethics and Business Conduct.
14.2	Code of Ethics for the CEO and Senior Financial Officers.
21.1	Subsidiaries of the Company.
23.1*	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).
23.2*	Consent of RRBB Accountants & Advisors.
24.1	Power of Attorney (contained on signature page).
____________________

*  To be filed by amendment.

(b)               Financial Statement Schedules

None.

Item 17.  Undertakings

1.           The undersigned registrant hereby undertakes:

a.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.           For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

e.           To provide to the placement agent at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

f.           That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

g.           That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this draft registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on the ___ day of November 2015.

AEGIS IDENTITY SOFTWARE, INC.

By:
Robert Lamvik President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Aegis Identity Software, Inc., hereby severally constitute and appoint J. Ralph Armijo and Robert Lamvik, and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this draft registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board	November __, 2015
J. Ralph Armijo
	President, Chief Executive Officer and Director (principal executive officer)	November __, 2015
Robert Lamvik
	Chief Financial Officer and Treasurer (principal financial and accounting officer)	November __, 2015
Hadley Evans, Jr.
	Director	November __, 2015
Thomas Autobee
	Director	November __, 2015
Graham Forman
	Director	November __, 2015
Craig Newmaker
	Director	November __, 2015
Sanjeevan Ratnathicam
	Director	November __, 2015
John S. Vasquez